
EUCLID SHORE LINE
FISHING CLUB, 1899

# **Strength** in Numbers

**2008** Annual Report

FIRSTMERIT CORPORATION

## **Strength** in Numbers

Strength can take many forms, as illustrated by the photos in this annual report. Over 100 years ago this Model T transformed an industry, and a nation, as America's first affordable automobile. Its strength was its value and simplicity, allowing for mass production on an assembly line and for distribution to people in all communities. For over 160 years, FirstMerit has shown similar strength in its numbers, by providing value and simplicity through good times and bad times. Today, FirstMerit stands out from its peers because of its strength in financial results, value to customers and commitment to the community. >>>



MODEL T ON MAIN STREET, CIRCA 1910

This annual report may contain "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or implied in this report. Further information concerning issues that could materially affect financial performance related to forward-looking statements can be found in FirstMerit's Annual Report on Form 10-K for the year ended December 31, 2008, a copy of which is included in this report, and the Company's periodic filings with the Securities and Exchange Commission.

# **Financial** Highlights

**FirstMerit Corporation and Subsidiaries**

| | 2008 | 2007 | 2006 | 2005 | 2004 |
|---|---|---|---|---|---|
| | Years ended December 31, (Dollars in thousands except per-share data) | | | | |
| **RESULTS OF OPERATIONS** | | | | | |
| Interest income | $ 553,826 | $ 636,994 | $ 603,841 | $ 541,446 | $ 497,395 |
| Conversion to fully tax-equivalent | 5,976 | 5,494 | 2,919 | 2,621 | 2,712 |
| Interest income* | 559,802 | 642,488 | 606,760 | 544,067 | 500,107 |
| Interest expense | 197,637 | 299,448 | 263,468 | 192,451 | 146,590 |
| Net interest income* | 362,165 | 343,040 | 343,292 | 351,616 | 353,517 |
| Provision for loan losses | 58,603 | 30,835 | 76,112 | 43,820 | 73,923 |
| Net interest income after provision for loan losses* | 303,562 | 312,205 | 267,180 | 307,796 | 279,594 |
| Other income | 201,436 | 196,923 | 195,148 | 190,466 | 174,285 |
| Other expenses | 330,633 | 330,226 | 328,087 | 313,508 | 311,929 |
| Income before federal income taxes* | 174,365 | 178,902 | 134,241 | 184,754 | 141,950 |
| Federal income taxes | 48,904 | 50,381 | 36,376 | 51,650 | 36,024 |
| Fully tax-equivalent adjustment | 5,976 | 5,494 | 2,919 | 2,621 | 2,712 |
| Federal income taxes* | 54,880 | 55,875 | 39,295 | 54,271 | 38,736 |
| Net income | $ 119,485 | $ 123,027 | $ 94,946 | $ 130,483 | $ 103,214 |
| Per share: | | | | | |
| Basic net income | $ 1.48 | $ 1.53 | $ 1.18 | $ 1.56 | $ 1.22 |
| Diluted net income | $ 1.48 | $ 1.53 | $ 1.18 | $ 1.56 | $ 1.21 |
| Cash dividends | $ 1.16 | $ 1.16 | $ 1.14 | $ 1.10 | $ 1.06 |
| **PERFORMANCE RATIOS** | | | | | |
| Return on total assets (ROA) | 1.13% | 1.19% | 0.94% | 1.27% | 1.00% |
| Return on common shareholders' equity (ROE) | 12.76% | 14.05% | 10.67% | 13.50% | 10.49% |
| Net interest margin – tax-equivalent basis | 3.72% | 3.62% | 3.71% | 3.73% | 3.71% |
| Efficiency ratio | 58.78% | 61.12% | 60.77% | 57.88% | 58.60% |
| Book value per common share | $ 11.58 | $ 11.24 | $ 10.56 | $ 11.39 | $ 11.66 |
| Average shareholders' equity to total average assets | 8.87% | 8.48% | 8.79% | 9.42% | 9.53% |
| Dividend payout ratio | 78.38% | 75.82% | 96.61% | 70.51% | 87.60% |
| **BALANCE SHEET DATA** | | | | | |
| Total assets (at year end) | $11,100,026 | $10,400,666 | $10,298,702 | $10,161,317 | $10,122,627 |
| Long-term debt (at year end) | 1,344,195 | 203,755 | 213,821 | 300,663 | 299,743 |
| Daily averages: | | | | | |
| Total assets | $10,549,442 | $10,318,788 | $10,130,015 | $10,264,429 | $10,318,305 |
| Earning assets | 9,729,909 | 9,482,759 | 9,261,292 | 9,434,664 | 9,515,958 |
| Deposits and other funds | 9,424,132 | 9,252,166 | 9,072,820 | 9,139,578 | 9,195,730 |
| Shareholders' equity | 936,088 | 875,526 | 889,929 | 966,726 | 983,529 |

*Fully tax-equivalent basis


CENTRAL SAVINGS & TRUST CO.
CENTRAL SAVINGS & TRUST, 1910

## FirstMerit
## Mission, Vision and Core Values

### MISSION

To improve and preserve the financial well being of our customers and the communities we serve.

### VISION

To be the bank of first choice for financial services in the communities we serve.

### CORE VALUES

**FINANCIAL PERFORMANCE** Personal commitment and accountability to provide excellence in financial performance for our customers and shareholders.

**INTEGRITY** People with a deep sense of integrity in all aspects of our business.

**RISK MANAGEMENT** People who know, understand and embrace our credit culture, strong risk governance and risk management.

**SUPERIOR SERVICE** People who work to earn our customers' business every day through our service ethic and focus on providing superior service.

**TEAMWORK** Positive, competent, energized and focused people with the attitude of ownership in the Company and customer relationships, who, through open communication and respect, foster collaboration and have fun while maintaining individual accountability, and who celebrate successes together. >>>

# To Our **Shareholders**

*I am proud to say that FirstMerit stands today as one of the strongest financial institutions in the United States.*


FIRSTMERIT

**PAUL G. GREIG,** CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

In 2008, we built on that strength and fortified our franchise with an unwavering focus on the key fundamentals of banking: sustaining a strong balance sheet, building appropriate capital and maintaining ample liquidity. And we were able to generate an 8.8% total return for our shareholders in 2008, an accomplishment that very few other financial institutions in the country can match.

Your Company is profitably gaining momentum while facing a challenging economic environment. We stand in sharp contrast to many of our competitors who are working through some high profile struggles with performance, return and consumer confidence.

## OUR SOLID ACHIEVEMENTS IN 2008 included:

> Earning total net income of $120 million, or earnings per share of $1.48 – and we were profitable in every quarter of the year.

> Paying a full year dividend payment to shareholders of $1.16 per share, unchanged from 2007. FirstMerit is one of an elite group of institutions which can boast dividend preservation.

> Yielding a full-year total return on average assets of 1.13%.

> Achieving a full-year total return on average equity of 12.76%.

We entered 2009 with $938 million in shareholders' equity and a 7.3% tangible common equity to asset ratio – a strong capital position. Our Total and Tier 1 capital ratios place FirstMerit squarely in the regulatory category of "well capitalized."

## Unwavering Credit Quality

One of the keys to our strong balance sheet is maintaining consistently high credit quality standards. FirstMerit continues to judiciously underwrite new loans to credit-worthy borrowers while vigorously applying our credit management processes.

Our disciplined underwriting and credit process produces prudent growth. The active management within our loan portfolio ensures we add and maintain profitable relationships to increase the value of our franchise for our shareholders.

While our net charge-offs and non-performing assets reflected the impact of the declining economy and rising unemployment, they were in line with our expectations and superior to the industry at large.

**Dividend** Strength

**Dividends per share**


$1.20
1.00
0.80
0.60
0.40
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0
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2002
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2008

## Growth in a Challenging Economy

2008 brought challenges to the local, national and international economies. The impact was felt throughout the banking industry and by our own stakeholders. As businesses and consumers in our regional footprint brace themselves for continued economic headwinds, more are turning to FirstMerit for the stability and success they aren't seeing in many other financial institutions.

In our commercial business we've aggressively stepped up our calls on the healthy customer base in Northeast Ohio. As a result, we increased commercial loans at a robust rate of 11.4% for the year. We also launched our innovative and industry leading Reality Business Checking in June 2008. In just its first six months, this exciting new product brought in more than $70 million in deposits.

Our focus on discipline and stability has grown our wealth management client base by over 1,000 households in 2008. Our team approach gives us the capacity to be the advisor of choice, offering a full range of expertise to our clients as we guide them through the many challenges and opportunities that present themselves.

Our steady inflow of new customers is a result of the strength of our business coupled with the market disruption stemming from the struggles of our competitors. Core deposits at the end of 2008 were up 9% over the prior year quarter, in large part driven by this

**Our team approach** gives us the capacity to be the advisor of choice, offering a full range of expertise to our clients as we guide them through the many challenges and opportunities that present themselves.

flow of new business. We have confidence these new customers have come to us for the best combination of banking products and outstanding service. FirstMerit was again named the best bank in Ohio for customer service by J.D. Power and Associates, for the second year in a row.

# 9%

Core deposits at the end of 2008 were up 9% over the prior year quarter.

## Strength to Build On

While it is evident to us that 2009 will be another challenging year, FirstMerit has taken and will continue to take the right steps to build and maintain the legacy of this Company. This foundation has kept us strong in the past and will continue to help us weather the headwinds of the future.



*This foundation has kept us strong in the past and will continue to help us weather the headwinds of the future.*

We grew our balance sheet in 2008 and we did so with a careful focus on maintaining expenses and efficiency, while avoiding exotic and risky loan products. We have never taken our eye off of the fundamentals of banking, and we never will.

Our employees are the backbone that keeps our corporation strong. From our accomplished and stable management team to all of the dedicated people on our front lines and in our back office operations, we continue to provide the unparalleled service that has been the driver that strengthens our customer relationships year after year.

The continued support of our employees, customers and shareholders in this time of change has been most gratifying. On behalf of FirstMerit, I say thank you. >>>

**PAUL G. GREIG**
Chairman, President and Chief Executive Officer

*February 26, 2009*

*more than*

# $70,000,000

We launched our innovative and industry leading Reality Business Checking in June 2008. In just its first six months, this exciting new product brought in more than $70 million in deposits.

# **Strength** in Action



POCKRANDT PAINT WORKERS, 1938

# ALL BUSINESS IS BASED ON ACTION

*Everyone in business knows that time is critical – and our customers come to FirstMerit because we are dedicated to taking quick action. Our localized decision-making process and highly experienced managers provide timely responses that are based on a thorough understanding of our customers' financial needs.*

Commercial Banking

## Strong Support and Counsel

For most of our small to mid-sized businesses, FirstMerit is the primary source of capital for both investment and day to day operational activities. We are serious about our role as the bank for owner managed businesses, supporting them with a full range of products and services to meet their needs, and counseling them on how to cope in the current financial environment.

FirstMerit has remained strong in our commitment to credit quality and financial strength, and we believe our customers share these traditional values. In a year when other banks struggled to maintain market share, our commercial deposits grew 5% and commercial loans grew 11%, reflecting the popularity of our products and services along with the confidence our diverse customer base has in FirstMerit's financial stability.

To enhance our product offering, we introduced Reality Business Checking in June 2008. Similar to our Reality Checking and Savings products for consumers, Reality Business Checking offers a wide range of innovative features that give our business owners the ability to save money and time. These include Free check returns, Free activity rewards, Free use of non-FirstMerit ATMs, Free PIN transactions, Free check safekeeping, Free statement images – and all with no monthly fee and no minimum balance requirement. Our new product generated more than $70 million in deposits in its first six months.

In times like these, business owners need a bank they can count on. They need access to experienced bankers who understand the challenges they are facing. And they need a bank that can act quickly and consistently to get them what they need. FirstMerit is committed to continue providing the products, services and consultative support that our customers deserve. >>>



**INSIDE OUTFITTERS**
*Dennis and Marti Hoffer*

Once known as America's window covering experts, Inside Outfitters has now expanded its offering of window coverings to include lighting control demanded by today's energy-conscious economy. Founded in 1979, the company provides day lighting solutions, which are comprised of window coverings and lighting control systems that integrate with natural light. Aesthetics, quality and technology define Inside Outfitters' growth, but its relationship with FirstMerit, which provides all the financial solutions it needs, makes it all possible.

**42% increase**

As part of our effort to stay in close contact, build relationships and provide timely advice, our commercial bankers increased their calling activity to customers by 42% in 2008.

# TEAM BASED EXPERTISE

*FirstMerit's Wealth Team approach means we have joined together to give you the answers you need. Each team serves a specific geographic market and includes members whose combined expertise includes a wealth of banking knowledge. In addition, our team members are cross trained in all financial areas in order to provide support to whatever needs our clients present.*



## Effective Relationships

This team structure has made FirstMerit stronger and more effective in serving our wealth management clients. It enables us to fully understand our clients' needs and offer investment management, private banking, estate planning, tax planning and trust services – with more experience and knowledge than is typically available from a wealth management practice.

The result for us has been an increase in our client base by over 1,000 households since 2007. This, in light of the very challenging road in 2008, reflects our clients' confidence in our disciplined approach to risk management and our commitment to the security and soundness of our clients' investments.

**1,000**

FirstMerit's wealth management client base increased by over 1,000 households since 2007, reflecting the strength and success of our team based relationships.



Our goal is to be the advisor of choice for our clients, even though they may work with a number of financial providers. In addition to proactive advice and management, we provide concise information on all of the client's investment activities in one consolidated statement for our unified management accounts. We also oversee our client's involvement with external money managers, brokers, insurance professionals, attorneys and accountants in order to ensure consistency and success in accordance with the client's objectives.

A strong, stable and effective relationship is what our clients value most. Many of our clients have been with the FirstMerit team for over 10 years. They know, from experience, who will act in their best interests. FirstMerit's wealth management professionals have the knowledge and commitment to build relationships that serve the needs of our clients best. Our conservative, disciplined approach is more valuable now than ever before in helping our clients navigate through these difficult times. >>>

**OHIO GASKET AND SHIM**

*Tom and John Bader*

Ohio Gasket and Shim is a family-owned company with a deep commitment to customers, community and an expert knowledge of its business. The company is a leading national provider of high-precision metal stampings, gaskets and shims from prototypes to long runs. As its banker, FirstMerit has been a team member since the company was formed in 1959, providing financial expertise to help it grow.


TEAM PICTURE, 1902
FATS OF 1902

# **Strength** in Knowing

# **Strength** in Simplicity


BACHTEL BAKERY, 1920

**BIL-JAC FOODS**
*(left to right) Jim Kelly, Ray Kelly, co-founder Bill Kelly, and Bob Kelly*



Customers know that Bil-Jac Foods, maker of Bil-Jac dog food, is dedicated to one simple thing: providing the highest-quality nutritional products for their pets. The strength of that commitment is evident in the company's growth during its more than 60 years in business. When it needs financial services – from cash management, to lines of credit, to commercial loans – the answer is also simple: *FirstMerit*.

# THE SIMPLER, THE BETTER



*Customers' lives are complicated enough and what they want most from their banking experience is simplicity. Over the past two years, FirstMerit has been dedicated to simplifying our customers' lives through innovative products that have helped drive our core deposit growth and bring great value to our customers.*

## Traditional Value

Reality Checking and Reality Savings allow our customers access to simple, easy to understand products which have the features they want without the complexity of typical bank products. They fit well with the current trend of getting back to basics and focusing on the traditional financial values of saving and getting the most for your money. These popular offerings have been the driving force behind FirstMerit's impressive deposit growth in 2008, with Reality Checking and Reality Savings combined growing by over $725 million.

We opened six new branches in 2008 – the most ever in one year for FirstMerit – and launched our innovative new branch design. Developed to simplify the customer experience, our new design conveniently locates tellers and offices around a central area that features a prominent historical photo, illustrating the connection between old and new as well as FirstMerit's long standing ties to the community.

# $8,000,000

Customers purchased 130,000 gift cards at FirstMerit in 2008 with a value of over $8 million. FirstMerit now offers gift cards in more than 50 great designs.

Small businesses and their owners also rely on branches for most of their banking needs. To ensure that these customers are well served, FirstMerit has trained all of its branch managers to oversee these relationships with a comprehensive understanding of the needs of small businesses. This allows our business customers simple access to the help they need, from the location they find most convenient.

From our simple and innovative products, to the community-oriented design of our brand-new branches, to our focus on small businesses, FirstMerit is changing the perception of what a bank can offer and how simple banking really can be. As a result of these successful efforts, once again the J.D. Power and Associates 2008 survey ranked FirstMerit as Ohio's number-one bank in customer satisfaction for the second year in a row. >>>

# $5,000,000

FirstMerit's corporate philanthropic activity, including FirstMerit Foundation, totaled more than $5 million in charitable pledges and disbursements in 2008.

## REINVESTING AND REVITALIZING



*Communities are strengthened by the giving they receive. Affordable housing, education, civic activities and the arts have all benefited from the commitment shared by our employees and our Company to invest in programs that bring lasting improvements to our communities. More than 4 million individuals were served by the FirstMerit Foundation's activities in 2008, and countless more were touched by the individual volunteer efforts of our employees.*

### Far Reaching Impact

Over three-quarters of our Foundation awards directly support those most in need through initiatives which provide vital health care, community service, affordable housing, neighborhood revitalization and education programs for low- to moderate-income individuals. In 2008 more than 70 organizations received support from the Foundation, including 15 regional United Way agencies, Habitat for Humanity, Columbus Housing Partnership, Neighborhood Housing Services of Greater Cleveland and Community Building Partnership of Stark County. The Foundation also supported 15 FirstMerit Scholars through the Ohio Foundation of Independent Colleges and provided school supplies and backpacks to over 3,000 children attending Akron Public Schools. We have also supported organizations that enrich the communities themselves, including the Akron Symphony, Cleveland Orchestra, Akron Zoo, All-American Soap Box Derby and Akron's Chriskindl Holidayfest.

FirstMerit employees proudly support their communities and show their commitments through financial contributions as well as personal engagement. FirstMerit employees volunteer on over 100 non-profit agency boards and contribute countless hours of individual service.

In addition, FirstMerit Community Development Corporation continues to build on its strong track record of supporting affordable housing programs. In 2008, FirstMerit was awarded more than $2 million in grants and subsidies from the Federal Home Loan Bank to provide down payment assistance and help construct and rehabilitate 210 units of housing for low- to moderate-income families throughout Ohio.

Other activities by the Community Development Corporation included support for Stevenson Pointe Townhomes, an award-winning 30-unit low-income housing project in central Akron; St. Martha Manor, a 36-unit elderly housing development in Akron; phase two of the Massillon Homes project, serving the needs of low- and moderate-income families in Massillon, Ohio; and a $3 million investment in Ohio Equity Fund XVII, a low-income housing tax credit fund. >>>


Strength in Giving
CHILDREN IN THE SCHOOLYARD, CIRCA 1900

# **Strength** in Numbers



LL PAPER
4 PICTURES 50
HIGH WHEEL BICYCLISTS, 1885


# FORM 10-K

**PHOTO CREDITS**

The photos in this annual report represent the businesses, individuals and communities we have been a part of for over 160 years. We are proud to be a part of this great history and are honored for the opportunity to share them with you.

Many thanks to the Summit County Historical Society, the Kenmore Historical Society Collection and the Euclid Historical Society for the vintage photographs that appear throughout this annual report.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2008**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number: 0-10161**



# FIRSTMERIT

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Ohio** | **34-1339938** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **III Cascade Plaza, 7th Floor, Akron Ohio** | **44308** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**(330) 996-6300**

*(Registrant's telephone number, including area code)*

**Securities registered pursuant to Section 12(b) of the Exchange Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, without par value | The NASDAQ Stock Market LLC |

**Securities registered pursuant to Section 12(g) of the Exchange Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein,and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2008, the aggregate market value of the registrant's common stock (the only common equity of the registrant) held by non-affiliates of the registrant was $1,318,603,218 based on the closing sale price as reported on The NASDAQ Stock Market.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

| Class | Outstanding at February 6, 2009 |
|---|---|
| Common Stock, no par value | 81,279,757 shares |

**DOCUMENTS INCORPORATED BY REFERENCE**

| Document | Parts Into Which Incorporated |
|---|---|
| Proxy Statement for the Annual Meeting of Shareholders to be held on April 15, 2009 (Proxy Statement) | Part III |

**Performance Graph**

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on FirstMerit's Common Stock against the cumulative return of the Nasdaq Banks Index, the Nasdaq Index and the S&P 500 Index for the period of five fiscal years commencing December 31, 2003 and ended December 31, 2008. The graph assumes that the value of the investment in FirstMerit Common Stock and each index was $100 on December 31, 2003 and that all dividends were reinvested.


150.00
100.00
50.00
2003
2004
2005
2006
2007
2008
FMER
CBNK
NASDAQ
S&P 500

| | 2003 | 2004 | 2005 | 2006 | 2007 | 2008 |
|---|---|---|---|---|---|---|
| FMER | 100.00 | 109.40 | 103.68 | 101.35 | 88.89 | 96.73 |
| CBNK[(1)] | 100.00 | 113.44 | 111.19 | 126.36 | 101.57 | 80.03 |
| Nasdaq | 100.00 | 109.10 | 111.38 | 122.89 | 135.95 | 81.85 |
| S&P 500 | 100.00 | 110.74 | 116.09 | 134.21 | 141.57 | 89.82 |

(1) This is an Index of the Center for Research in Security Prices (CRSP®) and includes all companies listed on the Nasdaq Stock Market as companies within the SI codes of 602 and 671, which codes designate commercial banks, bank holding companies and certain other financial institution holding companies.

# PART I

## ITEM 1. BUSINESS

## BUSINESS OF FIRSTMERIT

### Overview

Registrant, FirstMerit Corporation ("FirstMerit" or the "Corporation"), is a $11.1 billion bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). FirstMerit's principal business consists of owning and supervising its affiliates. Although FirstMerit directs the overall policies of its affiliates, including lending practices and financial resources, most day-to-day affairs are managed by their respective officers. The principal executive offices of FirstMerit are located at III Cascade Plaza, Akron, Ohio 44308, and its telephone number is (330) 996-6300.

At December 31, 2008, FirstMerit Bank, N.A. ("FirstMerit Bank"), one of the Corporation's principal subsidiaries, operated a network of 163 full service banking offices and 188 automated teller machines. Its offices span a total of 24 counties in Ohio, including Ashland, Ashtabula, Crawford, Cuyahoga, Delaware, Erie, Fairfield, Franklin, Geauga, Holmes, Huron, Knox, Lake, Lorain, Lucas, Madison, Medina, Portage, Richland, Seneca, Stark, Summit, Wayne and Wood Counties, and Lawrence County in Pennsylvania. In its principal market in Northeastern Ohio, FirstMerit serves nearly 553,960 households and businesses in the 16th largest consolidated metropolitan statistical area in the country (which combines the primary metropolitan statistical areas for Cleveland, Lorain/Elyria and Akron, Ohio). FirstMerit and its direct and indirect subsidiaries had approximately 2,575 employees at December 31, 2008.

### Subsidiaries and Operations

Through its subsidiaries, FirstMerit operates primarily as a line of business banking organization, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers throughout northern and central Ohio, and western Pennsylvania. FirstMerit's banking subsidiary is FirstMerit Bank.

Prior to 2007, the Corporation managed its operations through the major line of business "Supercommunity Banking." To improve revenue growth and profitability as well as enhance relationships with customers, the Corporation moved to a line of business model during the first quarter of 2007. The major lines of business are Commercial, Retail, Wealth and Other. Accordingly, prior period information has been reclassified to reflect this change. Note 15 (Segment Information) to the consolidated financial statements provides performance data for these lines of business.

Other services provided by FirstMerit Bank or its affiliates include automated banking programs, credit and debit cards, rental of safe deposit boxes, letters of credit, leasing, securities brokerage and life insurance products. FirstMerit Bank also operates a trust department, which offers estate and trust services. The majority of its customers are comprised of consumers and small and medium size businesses. FirstMerit Bank is not engaged in lending outside the continental United States and is not dependent upon any one significant customer or specific industry.

FirstMerit's non-banking direct and indirect subsidiaries provide insurance sales services, credit life, credit accident and health insurance, securities brokerage services, equipment lease financing and other financial services.

FirstMerit's principal direct operating subsidiary other than FirstMerit Bank is FirstMerit Community Development Corporation. FirstMerit Community Development Corporation was organized in 1994 to further FirstMerit's efforts in identifying the credit needs of its lending communities and meeting the requirements of the Community Reinvestment Act ("CRA"). Congress enacted the CRA to ensure that financial institutions meet the deposit and credit needs of their communities. Through a community development corporation, financial institutions can fulfill these requirements by nontraditional activities such as acquiring, rehabilitating or investing in real estate in low to moderate income neighborhoods, and promoting the development of small business.

FirstMerit Bank is the parent corporation of 17 wholly-owned subsidiaries a complete list of which is set forth in Exhibit 21 filed as an attachment to this Annual Report on Form 10-K. FirstMerit Mortgage Corporation located in Canton, Ohio, originates residential mortgage loans and provides mortgage loan servicing for itself and

FirstMerit Bank. In 1993, FirstMerit Equipment Finance, Inc. (f.k.a. FirstMerit Credit Services and FirstMerit Leasing) provides lease financing and related services. FirstMerit Advisors, Inc. provides certain financial planning services to customers of FirstMerit Bank and other FirstMerit subsidiaries.

FirstMerit Bank is the parent corporation of Mobile Consultants, Inc. ("MCI"), which formerly conducted business as a broker and servicer of manufactured housing finance contracts. FirstMerit Bank announced in 2001 that it had ceased making new manufactured housing loan originations through MCI, and in 2003, FirstMerit Bank sold its remaining portfolio of manufactured housing loans and assigned all related servicing obligations. MCI continues to wind up business and provides servicing for a diminishing pool of contracts issued previously in connection with certain correspondent bank relationships and programs.

FirstMerit Bank is also the parent corporation of FirstMerit Insurance Group, Inc., a life insurance and financial consulting firm, FirstMerit Insurance Agency Inc., an insurance agency licensed to sell life insurance products and annuities, FirstMerit Title Agency, Inc. and FirstMerit Mortgage Reinsurance Company, Inc.

Although FirstMerit is a corporate entity legally separate and distinct from its affiliates, bank holding companies such as FirstMerit, which are subject to the BHCA, are expected to act as a source of financial strength for their subsidiary banks. The principal source of FirstMerit's income is dividends from its subsidiaries. There are certain regulatory restrictions on the extent to which financial institution subsidiaries can pay dividends or otherwise supply funds to FirstMerit. Additional information regarding FirstMerit's business is included in Management's Discussion and Analysis of Financial Condition and Results of Operations.

### Possible Transactions

FirstMerit considers from time to time possible acquisitions of other financial institutions and financial services companies. FirstMerit also periodically acquires branches and deposits in its principal markets. FirstMerit's strategy for growth includes strengthening market share in its existing markets, expanding into complementary markets and broadening its product offerings.

### Competition

The financial services industry remains highly competitive. FirstMerit and its subsidiaries compete with other local, regional and national providers of financial services such as other bank holding companies, commercial banks, savings associations, credit unions, consumer and commercial finance companies, equipment leasing companies, brokerage institutions, money market funds and insurance companies. Primary financial institution competitors include PNC Bank, KeyBank, Huntington Bank, US Bank and Fifth Third Bank.

Under the Gramm-Leach-Bliley Act, effective March 11, 2000 ("GLBA"), securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. GLBA continues to change the competitive environment in which FirstMerit and its subsidiaries conduct business and thereby engage in broader activities than previously allowed for bank holding companies under the BHCA.

Mergers between financial institutions within and outside of Ohio continue to add competitive pressure. FirstMerit competes in its markets by offering high quality personal services at a competitive price.

## PROMPT FILINGS

This report on Form 10-K has been posted on the Corporation's website, *www.firstmerit.com*, on the date of filing with the Securities and Exchange Commission ("SEC"), and the Corporation intends to post all future filings of its reports on Forms 10-K, 10-Q and 8-K on its website on the date of filing with the SEC in accordance with the prompt notice requirements of the SEC.

## REGULATION AND SUPERVISION

### Introduction

FirstMerit, its national banking subsidiary FirstMerit Bank, and many of its nonbanking subsidiaries are subject to extensive regulation by federal and state agencies. The regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and not for the protection of security holders. This regulatory environment, among other things, may restrict FirstMerit's ability to diversify into certain areas of financial services, acquire depository institutions in certain markets and pay dividends on its capital stock. It also may require FirstMerit to provide financial support to its banking subsidiary, maintain capital balances in excess of those desired by management and pay higher deposit insurance premiums as a result of the deterioration in the financial condition of depository institutions in general.

**Regulatory Agencies**

*Bank Holding Company.* FirstMerit, as a bank holding company, is subject to regulation under the BHCA and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") under the BHCA.

*Subsidiary Bank.* FirstMerit Bank is subject to regulation and examination primarily by the Office of the Comptroller of the Currency ("OCC") and secondarily by the Federal Deposit Insurance Corporation ("FDIC").

*Nonbank Subsidiaries.* Many of FirstMerit's nonbank subsidiaries also are subject to regulation by the Federal Reserve Board and other applicable federal and state agencies. FirstMerit's investment advisory subsidiary is regulated by the SEC, the Financial Industry Regulatory Authority, and state securities regulators. FirstMerit's insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies. Other nonbank subsidiaries of FirstMerit are subject to the laws and regulations of both the federal government and the various states in which they conduct business.

*Securities and Exchange Commission and NASDAQ.* FirstMerit is also under the jurisdiction of the SEC and certain state securities commissions for matters relating to the offering and sale of its securities. FirstMerit is subject to disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. FirstMerit is listed on The NASDAQ Stock Market LLC ("NASDAQ") under the trading symbol "FMER," and is subject to the rules of NASDAQ.

*U.S. Treasury.* On January 9, 2009, FirstMerit completed the sale to the United States Department of the Treasury (the "Treasury") of $125.0 million of newly-issued FirstMerit non-voting preferred shares as part of the Treasury's Capital Purchase Program ("CPP") enacted as part of the Troubled Assets Relief Program ("TARP"), under the Emergency Economic Stabilization Act of 2008 ("EESA"). The Treasury has certain supervisory and oversight duties and responsibilities under EESA and the CPP and, pursuant to the terms of a Letter Agreement and a Securities Purchase Agreement — Standard Terms attached thereto (collectively, the "Securities Purchase Agreement"), the Treasury is empowered to unilaterally amend any provision of the Securities Purchase Agreement with FirstMerit to the extent required to comply with any changes in applicable federal statutes.

*SIGTARP.* The Special Inspector General for the Troubled Asset Relief Program ("SIGTARP"), was established pursuant to Section 121 of EESA, and has the duty, among other things, to conduct, supervise, and coordinate audits and investigations of the purchase, management and sale of assets by the Treasury under TARP and the CPP, including the shares of non-voting preferred shares purchased from FirstMerit.

**Bank Holding Company Activities**

The BHCA requires prior approval by the Federal Reserve Board for a bank holding company to acquire more than a 5% interest in any bank. Factors taken into consideration in making such a determination include the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves.

The BHCA, under the Riegle-Neal Interstate Banking and Branching Act ("Riegle-Neal Act"), also governs interstate banking. The BHCA allows interstate bank acquisitions and interstate branching by acquisition and mergers in those states that had not opted out of such transactions on or by January 1, 1997.

The BHCA restricts the nonbanking activities of FirstMerit to those determined by the Federal Reserve Board to be financial in nature, or incidental or complementary to such financial activity, without regard to territorial restrictions. Transactions among FirstMerit Bank and its affiliates are also subject to certain limitations and restrictions of the Federal Reserve Board.

The Sarbanes-Oxley Act of 2002 effected broad reforms to areas of corporate governance and financial reporting for public companies under the jurisdiction of the SEC. Significant additional corporate governance and financial reporting reforms have since been implemented by NASDAQ, and apply to FirstMerit. FirstMerit has strong corporate governance policies and practices, including an Audit Committee Charter, a Compensation Committee Charter, Corporate Governance Guidelines, Corporate Governance and Nominating Committee Charter, and Code of Business Conduct and Ethics. The Board of Directors reviews FirstMerit's corporate governance practices on a continuing basis. These and other corporate governance policies have been provided previously to shareholders and are available, along with other information on the Corporation's corporate governance practices, on the FirstMerit website at *www.firstmerit.com.*

As directed by Section 302(a) of the Sarbanes-Oxley Act, FirstMerit's chief executive officer and chief financial officer are each required to certify that the Corporation's Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining, and regularly evaluating the effectiveness of FirstMerit's internal controls, they have made certain disclosures about the Corporation's internal controls to its auditors and the audit committee of the Board of Directors, and they have included information in FirstMerit's Quarterly and Annual Reports about their evaluation and whether there have been significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

The adoption of GLBA also represented a significant change in the financial services industry. GLBA repealed many of the provisions of the Glass-Steagall Act in order to permit commercial banks, among other things, to have affiliates that engage in securities brokerage activities and make merchant banking investments in accordance with certain restrictions. The most recent change under GLBA was the adoption of Regulation R in 2007, relating to the scope of securities agency activities banks may conduct without registering as brokers with the SEC. GLBA authorizes bank holding companies that meet certain requirements to operate as a new type of financial holding company and offer a broader range of financial products and services than are generally permitted by banks themselves. FirstMerit has not elected to become a financial holding company under this new regulatory framework.

The Federal Reserve Board revised its bank holding company rating system, effective January 1, 2005, to align the system more closely with current supervisory practices. The revised system emphasizes risk management, introduces a framework for analyzing and rating financial factors, and provides a framework for assessing and rating the potential impact of non-depository entities of a holding company on its subsidiary depository institution(s). A composite rating is assigned based on the foregoing three components, but a fourth component is also rated, reflecting generally the assessment of depository institution subsidiaries by their principal regulators. Ratings are made on a scale of 1 to 5 (1 highest) and, like current ratings, are not made public.

**Dividends and Transactions with Affiliates**

FirstMerit is a legal entity separate and distinct from its subsidiary bank and other subsidiaries. FirstMerit's principal source of funds to pay dividends on its common shares and service its debt is dividends from these subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that FirstMerit Bank may pay to FirstMerit without regulatory approval. FirstMerit Bank generally may not, without prior regulatory approval, pay a dividend in an amount greater than its undivided profits. In addition, the prior approval of the OCC is required for the payment of a dividend if the total of all dividends declared in a calendar year would exceed the total of its net income for the year combined with its retained net income for the two preceding years. If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of the bank, the applicable regulatory authority might deem the bank to be engaged in an unsafe or unsound practice if the bank were to pay dividends. The Federal Reserve Board and the OCC have issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Thus the ability of FirstMerit Bank to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines.

On January 9, 2009, FirstMerit completed the sale to the Treasury of $125.0 million of newly-issued FirstMerit non-voting preferred shares as part of the CPP enacted by the Treasury under the EESA. Pursuant to the terms of the Securities Purchase Agreement, FirstMerit issued and sold to the Treasury for an aggregate purchase price of $125.0 million in cash (1) 125,000 shares of Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value and having a liquidation preference of $1,000 per share (the "Series A Preferred Shares"), and (2) a warrant (the "Warrant") to purchase 952,260 FirstMerit common shares, each without par value ("Common Shares"), at an exercise price of $19.69 per share. Under the standardized CPP terms, cumulative dividends on the Series A Preferred Shares will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter, but will be paid only if, as and when declared by FirstMerit's Board of Directors. The Series A Preferred Shares have no maturity date and rank senior to the common shares with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of FirstMerit.

As long as the Series A Preferred Shares remain outstanding, FirstMerit is permitted to declare and pay dividends on its common shares only if all accrued and unpaid dividends for all past dividend periods on the Series A Preferred Shares are fully paid. Until the third anniversary of the sale of the Series A Preferred Shares, unless such shares have been transferred or redeemed in whole, any increase in dividends on FirstMerit's common shares above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 ($0.29 per share) will require prior approval of the Treasury. The terms of FirstMerit's agreement with the Treasury allow for additional restrictions, including those on dividends, to be imposed by the Treasury, including unilateral amendments required to comply with legislative changes. Under the American Recovery and Reinvestment Act of 2009 ("ARRA"), FirstMerit may repay the Treasury without penalty and without the need to raise new capital, subject to Treasury's consultation with the appropriate regulating agency, in which event these restrictions would no longer apply.

Under current Federal Reserve Board policy, FirstMerit is expected to act as a source of financial and managerial strength to its subsidiary bank and, under appropriate circumstances, to commit resources to support such subsidiary bank. This support could be required at times when FirstMerit might not have the resources to provide it. In addition, the OCC may order the pro rata assessment of FirstMerit if the capital of its national bank subsidiary were to become impaired. If FirstMerit failed to pay the assessment timely, the OCC could order the sale of its stock in the national bank subsidiary to cover the deficiency.

FirstMerit's banking subsidiary is subject to restrictions under federal law that limit the transfer of funds or other items of value to FirstMerit and its nonbanking subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value from a subsidiary to an affiliate or for the benefit of an affiliate. Moreover, loans and extensions of credit to affiliates generally are required to be secured in specified amounts. A bank's transactions with its nonbank affiliates also are generally required to be on arm's-length terms.

Capital loans from FirstMerit to its subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In the event of FirstMerit's bankruptcy, any commitment by FirstMerit to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Deposit Insurance Act provides that, in the event of the "liquidation or other resolution" of an insured depository institution such as FirstMerit Bank, the insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including FirstMerit, with respect to any extensions of credit they have made to such insured depository institution.

**Capital Requirements**

*General.* FirstMerit is subject to risk-based capital requirements and guidelines imposed by the Federal Reserve Board. These are substantially similar to the capital requirements and guidelines imposed by the OCC and the FDIC on the depository institutions under their jurisdictions. For this purpose, a depository institution's or holding company's assets, and some of its specified off-balance sheet commitments and obligations, are assigned to various risk categories. A depository institution's or holding company's capital, in turn, is classified in one of three tiers, depending on type: core ("Tier 1") capital, supplementary ("Tier 2") capital, and market risk ("Tier 3") capital. Tier 1 capital includes common equity, qualifying perpetual preferred equity, and minority interests in the equity accounts of consolidated subsidiaries less certain intangible assets (including goodwill) and certain other assets. Tier 2 capital includes qualifying hybrid capital instruments and mandatory convertible debt securities, perpetual preferred equity not meeting Tier 1 capital requirements, qualifying term subordinated debt, medium-term preferred equity, certain unrealized holding gains on certain equity securities, and the allowance for loan and lease losses. Tier 3 capital includes qualifying unsecured subordinated debt. Information concerning FirstMerit's regulatory capital requirements is set forth in Note 20 to the consolidated financial statements, and in "Capital Resources" under Item 7.

Federal Reserve Board, FDIC and OCC rules require FirstMerit to incorporate market and interest rate risk components into its risk-based capital standards. Under these market risk requirements, capital is allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

The Federal Reserve Board may set capital requirements higher than the minimums described previously for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve Board has also indicated that it will consider a "tangible Tier 1 capital leverage ratio" (deducting all intangibles) and other indications of capital strength in evaluating proposals for expansion or new activities.

FirstMerit Bank is subject to similar risk-based and leverage capital requirements adopted by its applicable federal banking agency. FirstMerit's management believes that FirstMerit Bank meets all capital requirements to which it is subject. Failure to meet capital requirements could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to restrictions on its business as described below.

Federal law permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock owned by any assessed shareholder failing to pay the assessment. As the sole shareholder of FirstMerit Bank, the Corporation is subject to such provisions.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. It requires U.S. federal bank regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements based on these categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified.

FirstMerit believes that its bank subsidiary was well capitalized at December 31, 2008, based on these prompt corrective action ratios and guidelines. A bank's capital category is determined solely for the purpose of applying the OCC's (or the FDIC's) prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

All of the proceeds from the sale by FirstMerit of the Series A Preferred Shares and the Warrant to the Treasury for $125.0 million on January 9, 2009 will qualify as Tier I capital for regulatory purposes.

**Deposit Insurance**

On February 8, 2006, the President signed the Federal Deposit Insurance Reform Act of 2005 (the "Reform Act") into law. Under the Reform Act, the Bank Insurance Fund and the Savings Association Insurance Fund merged into a new fund, the Deposit Insurance Fund ("DIF"). Final rules under the Reform Act became effective in 2007, establishing a base assessment schedule for DIF/FDIC premiums, to be charged in arrears on deposit balances held at the close of each quarter, using a factor determined by the financial institution's CAMEL component ratings, financial ratios and/or long-term debt issuer ratings. The final rules of the Reform Act also provided a one-time assessment credit pool of approximately $4.7 billion (10.5 basis points of the combined assessment base of the Bank Insurance Fund and Savings Association Insurance Fund as of December 31, 2001) to be shared by eligible institutions and used as a credit against insurance premium assessments. FirstMerit's share of the assessment credit pool was $8.7 million, and provided for quarterly assessment credits totaling $3.4 million in 2007 and $4.0 million in 2008; the remaining $1.3 million credit balance will be exhausted with the premium assessment for the first quarter 2009.

During 2008, the economic environment caused higher levels of bank failures, which dramatically increased FDIC resolution costs and depleted the DIF. In order to maintain a strong funding position and restore the reserve ratio of the DIF to at least 1.15 percent by the end of 2013 (as required by law), the FDIC voted on December 16, 2008 to increase assessment rates uniformly by 7 basis points (7 cents for every $100 of deposits), beginning with the first quarter of 2009. Additional changes, beginning April 1, 2009, will require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels. Currently, financial institutions pay between 5 and 43 basis points of their domestic deposits for FDIC insurance. Under the 2008 rules, risk-based rates would range between 12 and 50 basis points, annualized, beginning with the first quarter 2009 assessment.

As part of the 2008 changes, the FDIC instituted two temporary programs to further insure customer deposits at FDIC-member banks. Through December 31, 2009, deposit accounts are now insured up to $250,000 per customer (up from $100,000) and non-interest bearing transactional accounts are fully insured (unlimited coverage).

As of December 10, 2008, FirstMerit's FDIC assessment level was 5.36 basis points. Through utilization of an assessment calculation template provided by the FDIC, it is estimated that the changes in 2009 will increase FirstMerit's FDIC insurance assessment rate to 12.45 basis points on an annualized basis. Based on current deposit projections, it is expected that FirstMerit will incur an expense of $10.2 million in 2009 and $10.9 million in 2010 at the 12.45 basis point assessment rate, compared to the $4.3 million in 2008 against which FirstMerit's assessment credits were applied.

**Fiscal and Monetary Policies**

FirstMerit's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. FirstMerit is particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in United States government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of FirstMerit.

**Privacy Provisions of Gramm-Leach-Bliley Act**

Under GLBA, federal banking regulators were required to adopt rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party.

**USA Patriot Act**

The USA Patriot Act of 2001 and its related regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The statute and its regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants.

## EESA

In response to the financial crisis affecting the banking system and financial markets, on October 3, 2008, EESA was signed into law and established TARP. As part of TARP, the Treasury established the CPP to provide up to $700 billion of funding to eligible financial institutions through the purchase of capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. In connection with EESA, there have been numerous actions by the Federal Reserve Board, Congress, the Treasury, the FDIC, the SEC and others to further the economic and banking industry stabilization efforts under EESA. It remains unclear at this time what further legislative and regulatory measures will be implemented under EESA affecting FirstMerit.

## ARRA

ARRA, more commonly known as the economic stimulus or economic recovery package, was signed into law on February 17, 2009, by President Obama. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including FirstMerit, until the institution has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency.

### Future Legislation

Various legislation affecting financial institutions and the financial industry is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of FirstMerit and its subsidiaries in substantial and unpredictable ways, and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending upon whether any of this potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations, would have on the financial condition or results of operations of FirstMerit or any of its subsidiaries. With the recent enactments of EESA and ARRA, the nature and extent of future legislative and regulatory changes affecting financial institutions is very unpredictable at this time.

### Summary

To the extent that the previous information describes statutory and regulatory provisions applicable to the Corporation or its subsidiaries, it is qualified in its entirety by reference to the full text of those provisions or agreement. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies and are subject to change at any time, particularly in the current economic and regulatory environment. Any such change in statutes, regulations or regulatory policies applicable to FirstMerit could have a material effect on the business of FirstMerit.

## ITEM 1A. RISK FACTORS

***The enactment of EESA and ARRA may significantly affect our financial condition, results of operation, liquidity or stock price.***

EESA, which established TARP, was signed into law on October 3, 2008. As part of TARP, the Treasury established the CPP to provide up to $700 billion of funding to eligible financial institutions through the purchase of capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. Then, on February 17, 2009, President Obama signed ARRA, as a sweeping economic recovery package intended to stimulate the economy and provide for broad infrastructure, energy, health, and education needs. There can be no assurance as to the actual impact that EESA or its programs, including the CPP, and ARRA or its programs, will have on the national economy or financial markets. The failure of these significant legislative measures to help stabilize the financial markets and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common shares.

There have been numerous actions undertaken in connection with or following EESA and ARRA by the Federal Reserve Board, Congress, the Treasury, the FDIC, the SEC and others in efforts to address the current liquidity and credit crisis in the financial industry that followed the sub-prime mortgage market meltdown which began in late 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to help stabilize the U.S. banking system. EESA, ARRA and the other regulatory initiatives described above may not have their desired effects. If the volatility in the markets continues and economic conditions fail to improve or worsen, our business, financial condition and results of operations could be materially and adversely affected.

***Difficult economic conditions and market volatility have adversely impacted the banking industry and financial markets generally and may significantly affect our business, financial condition, or results of operation.***

Our success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings.

Dramatic declines in the housing market beginning in the latter half of 2007, with falling home prices and increasing foreclosures, unemployment and underemployment, have negatively impacted the credit performance of mortgage loans and resulted in significant write-downs of asset values by financial institutions. The resulting write-downs to assets of financial institutions have caused many financial institutions to seek additional capital, to merge with larger and stronger institutions and, in some cases, to seek government assistance or bankruptcy protection.

The capital and credit markets, including the fixed income markets, have been experiencing volatility and disruption for more than fifteen months. In some cases, the markets have produced downward pressure on stock prices and credit capacity for certain issuers without regard to those issuers' financial strength.

Many lenders and institutional investors have reduced and, in some cases, ceased to provide funding to borrowers, including to other financial institutions because of concern about the stability of the financial markets and the strength of counterparties. It is difficult to predict how long these economic conditions will exist, which of our markets, products or other businesses will ultimately be affected, and whether management's actions will effectively mitigate these external factors. Accordingly, the resulting lack of available credit, lack of confidence in the financial sector, decreased consumer confidence, increased volatility in the financial markets and reduced business activity could materially and adversely affect our business, financial condition and results of operations.

As a result of the challenges presented by economic conditions, we may face the following risks in connection with these events:

- Inability of our borrowers to make timely repayments of their loans, or decreases in value of real estate collateral securing the payment of such loans resulting in significant credit losses, which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which could have a material adverse effect on our operating results.

- Increased regulation of our industry, including heightened legal standards and regulatory requirements or expectations imposed in connection with EESA and ARRA. Compliance with such regulation will likely increase our costs and may limit our ability to pursue business opportunities.

- Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or at all from other financial institutions.

- Increased competition among financial services companies due to the recent consolidation of certain competing financial institutions and the conversion of certain investment banks to bank holding companies, which may adversely affect our ability to market our products and services.
- Further increases in FDIC insurance premiums due to the market developments which have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits.

***Our profitability depends significantly on economic conditions in the geographic region in which we operate***

Substantially all of our loans are to individuals and businesses in Ohio, consequently, any decline in the economy of this market area could have a materially adverse effect on our financial condition and results of operations.

***The strength and stability of other financial institutions may adversely affect our business.***

The actions and commercial soundness of other financial institutions could affect our ability to engage in routine funding transactions. Financial services to institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to different industries and counterparties, and execute transactions with various counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Recent defaults by financial services institutions, and even rumors or questions about one or more financial services institution or the financial services industry in general, have led to marketwide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of its counterparty or client. In addition, our credit risk may increase when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Any such losses could materially and adversely affect our results of operations.

***Current levels of market volatility are unprecedented.***

The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers seemingly without regard to those issuers' underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

The market price for our common shares has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future, including:

- announcements of developments related to our business;
- fluctuations in our results of operations;
- sales of substantial amounts of our securities into the marketplace;
- general conditions in our markets or the worldwide economy;
- a shortfall in revenues or earnings compared to securities analysts' expectations;
- changes in analysts' recommendations or projections; and
- our announcement of new acquisitions or other projects.

***Changes in interest rates could have a material adverse effect on our financial condition and results of operations.***

Our earnings depend substantially on our interest rate spread, which is the difference between (i) the rates we earn on loans, securities and other earning assets and (ii) the interest rates we pay on deposits and other borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. As market interest rates rise, we will have competitive pressures to increase the rates we pay on deposits, which will result in a decrease of our net interest income and could have a material adverse effect on our financial condition and results of operations. Additional information regarding interest rate risk is included in the section captioned "Interest Rate Sensitivity" within Management's Discussion and Analysis of Financial Condition and Results of Operations.

***Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.***

The policies of the Federal Reserve Board impact us significantly. The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict. Federal Reserve Board policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve Board could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay its loan, which could have a material adverse effect on our financial condition and results of operations.

***Terrorism, acts of war or international conflicts could have a material adverse effect on our financial condition and results of operations.***

Acts or threats of war or terrorism, international conflicts, including ongoing military operations in Iraq and Afghanistan, and the actions taken by the United States and other governments in response to such events could negatively impact general business and economic conditions in the United States. If terrorist activity, acts of war or other international hostilities cause an overall economic decline, our financial condition and operating results could be materially adversely affected. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security and other actual or potential conflicts or acts of war, including conflict in the Middle East, have created many economic and political uncertainties that could seriously harm our business and results of operations in ways that cannot presently be predicted.

***The primary source of our income from which we pay dividends is the receipt of dividends from FirstMerit Bank.***

The availability of dividends from FirstMerit Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of FirstMerit Bank and other factors, that the OCC could assert that payment of dividends or other payments is an unsafe or unsound practice. In addition, the payment of dividends by other subsidiaries is also subject to the laws of the subsidiary's state of incorporation, and FirstMerit's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event that FirstMerit Bank was unable to pay dividends to us, we in turn would likely have to reduce or stop paying dividends on our common shares. Our failure to pay dividends on our common shares could have a material adverse effect on the market price of our common shares. Additional information regarding dividend restrictions is included in the section captioned "Regulation and Supervision — Dividends and Transactions with Affiliates" in Item 1. Business.

***Because of our participation in the CPP under EESA, we are subject to several restrictions including restrictions on our ability to declare or pay dividends and repurchase our shares, as well as restrictions on compensation paid to our executive officers.***

Pursuant to the terms of the Securities Purchase Agreement, our ability to declare or pay dividends on any of our shares is limited. Specifically, we are unable to declare dividend payments on common shares, junior preferred shares or *pari passu* preferred shares if we are in arrears on the payment of dividends on the Series A Preferred Shares. Further, we are not permitted to increase dividends on our common shares above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 ($0.29 per share) without the Treasury's approval until January 9, 2012, unless all of the Series A Preferred Shares have been redeemed or transferred by the Treasury to unaffiliated third parties. In addition, our ability to repurchase our shares is restricted. The consent of the Treasury generally is required for us to make any stock repurchase (other than in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice) until January 9, 2012, unless all of the Series A Preferred Shares have been redeemed or transferred by the Treasury to unaffiliated third parties. Further, common shares, junior preferred shares or *pari passu* preferred shares may not be repurchased if we are in arrears on the payment of Series A Preferred Share dividends. The terms of the Securities Purchase Agreement allow the Treasury to impose additional restrictions, including those on dividends and including unilateral amendments required to comply with changes in applicable federal law.

In addition, pursuant to the terms of the Securities Purchase Agreement, we adopted the Treasury's current standards for executive compensation and corporate governance for the period during which the Treasury holds the equity securities issued pursuant to the Securities Purchase Agreement, including the common shares which may be issued upon exercise of the Warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (i) ensuring that incentive compensation plans and arrangements for senior executive officers do not encourage unnecessary and excessive risks that threaten our value; (ii) required clawback of any bonus or incentive compensation paid (or under a legally binding obligation to be paid) to a senior executive officer based on materially inaccurate financial statements or other materially inaccurate performance metric criteria; (iii) prohibition on making "golden parachute payments" to senior executive officers; and (iv) agreement not to claim a deduction, for federal income tax purposes, for compensation paid to any of the senior executive officers in excess of $500,000 per year. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods.

The adoption of ARRA on February 17, 2009 imposed certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including FirstMerit, until the institution has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency. The executive compensation standards are more stringent than those currently in effect under the CPP or those previously proposed by the Treasury, but it is yet unclear how these executive compensation standards will relate to the similar standards announced by the Treasury in its guidelines on February 4, 2009, or whether the standards will be considered effective immediately or only after implementing regulations are issued by the Treasury. The new standards include (but are not limited to) (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock grants which do not fully vest during the TARP period up to one-third of an employee's total annual compensation, (ii) prohibitions on golden parachute payments for departure from a company, (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria, (iv) prohibitions on compensation plans that encourage manipulation of reported earnings, (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the Treasury to be inconsistent with the purposes of TARP or otherwise contrary to public interest, (vi) required establishment of a company-wide policy regarding "excessive or luxury expenditures," and (vii) inclusion in a participant's proxy statements for annual shareholder meetings of a nonbinding "Say on Pay" shareholder vote on the compensation of executives.

***Future sales of our common shares or other securities may dilute the value of our common shares, which may adversely affect the market price of our common shares or the Series A Preferred Shares.***

In many situations, our Board of Directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued securities, including common shares authorized and unissued under our stock option plans or additional shares of preferred stock. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share value of the common shares or the Series A Preferred Shares.

***If our actual loan losses exceed our allowance for credit losses, our net income will decrease.***

Our loan customers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We may experience significant credit losses, which could have a material adverse effect on our operating results. In accordance with accounting principles generally accepted in the United States, we maintain an allowance for credit losses to provide for loan defaults and non-performance and a reserve for unfunded loan commitments, which when combined, we refer to as the allowance for credit losses. Our allowance for loan losses may not be adequate to cover actual credit losses, and future provisions for credit losses could have a material adverse effect on our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. We cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could have a material adverse effect on our financial condition and results of operations. Additional information regarding the allowance for loan losses is included in the sections captioned "Allowance for Loan Losses and Reserve for Unfunded Lending Commitments" and "Allowance for Credit Losses" within Management's Discussion and Analysis of Financial Condition and Results of Operations.

***We depend upon the accuracy and completeness of information about customers and counterparties.***

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided to us by customers and counterparties, including financial statements and other financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, we may assume that the customer's audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We may also rely on the audit report covering those financial statements. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

***Our organizational documents and our regulated industry may have the effect of discouraging a third party from making an acquisition of FirstMerit by means of a tender offer, proxy contest or otherwise.***

Certain provision of our amended and restated articles of incorporation and amended and restated code of regulations, as well as aspects of the BHCA and other governing statutes and regulations, may have the effect of discouraging a tender offer or other takeover attempt not previously approved by our Board of Directors.

***Government regulation can result in limitations on our operations.***

The financial services industry is extensively regulated. FirstMerit Bank is subject to extensive regulation, supervision and examination by the OCC and the FDIC. As a holding company, we also are subject to regulation and oversight by the Federal Reserve Board. FirstMerit is also now subject to supervision, regulation and investigation by the Treasury and SIGTARP under EESA. Federal and state regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. Such regulations can at times impose significant limitations on our operations. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Proposals to change the laws governing financial institutions are frequently raised in Congress and before bank regulatory authorities. Changes in applicable laws or policies could materially affect our business, and the likelihood of any major changes in the future and their effects are impossible to determine. Moreover, it is impossible to predict the ultimate form any proposed legislation might take or how it might affect us. Additional information regarding regulation and supervision is included in the section captioned "Regulation and Supervision" in Item 1. Business.

***We are subject to examinations and challenges by tax authorities.***

In the normal course of business, FirstMerit and its subsidiaries are routinely subject to examinations and challenges from federal and state tax authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in our favor, they could have a material adverse effect on our financial condition and results of operations.

***Environmental liability associated with commercial lending could have a material adverse effect on our business, financial condition and results of operations.***

In the course of our business, we may acquire, through foreclosure, commercial properties securing loans that are in default. There is a risk that hazardous substances could be discovered on those properties. In this event, we could be required to remove the substances from and remediate the properties at our cost and expense. The cost of removal and environmental remediation could be substantial. We may not have adequate remedies against the owners of the properties or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have a material adverse effect on our financial condition and results of operation.

***Our business strategy includes significant growth plans. Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.***

We intend to continue pursuing a profitable growth strategy. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy. Also, if we grow more slowly than anticipated, our operating results could be materially adversely affected.

Our ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

***We face risks with respect to future expansion.***

We may acquire other financial institutions or parts of those institutions in the future and we may engage in de novo branch expansion. We may also consider and enter into new lines of business or offer new products or services. Acquisitions and mergers involve a number of expenses and risks, including:

- the time and costs associated with identifying and evaluating potential acquisitions and merger targets;
- the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;
- the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;

- our ability to finance an acquisition and possible dilution to our existing shareholders;
- the diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;
- entry into new markets where we lack experience;
- the introduction of new products and services into our business;
- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and
- the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. There is no assurance that, following any future mergers or acquisitions, our integration efforts will be successful or that, after giving effect to the acquisition, we will achieve profits comparable to or better than our historical experience.

***We operate in an extremely competitive market, and our business will suffer if we are unable to compete effectively.***

In our market area, we encounter significant competition from other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. Many of our competitors have substantially greater resources and lending limits than we do and may offer services that we do not or cannot provide. Our ability to maintain our history of strong financial performance and return on investment to shareholders will depend in part on our continued ability to compete successfully in our market area and on our ability to expand our scope of available financial services as needed to meet the needs and demands of our customers.

***Consumers may decide not to use banks to complete their financial transactions.***

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks at one or both ends of the transaction. For example, consumers can now pay bills and transfer funds directly without banks. The process of eliminating banks as intermediaries, known as disintermediation, could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits.

***Loss of key employees may disrupt relationships with certain customers.***

Our business is primarily relationship-driven in that many of our key employees have extensive customer relationships. Loss of a key employee with such customer relationships may lead to the loss of business if the customers were to follow that employee to a competitor. While we believe our relationship with our key producers is good, we cannot guarantee that all of our key personnel will remain with our organization. Loss of such key personnel, should they enter into an employment relationship with one of our competitors, could result in the loss of some of our customers.

***Impairment of goodwill or other intangible assets could require charges to earnings, which could result in a negative impact on our results of operations.***

Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are no longer amortized but, instead, are assessed for impairment periodically or when impairment indicators are present. Assessment of goodwill and such other intangible assets could result in circumstances where the applicable intangible asset is deemed to be impaired for accounting purposes. Under such circumstances, the intangible asset's impairment would be reflected as a charge to earnings in the period during which such impairment is identified.

***We may be exposed to liability under non-solicitation agreements to which one or more of our officers may be a party to with certain of our competitors.***

From time to time, we may hire employees who may be parties to non-solicitation or non-competition agreements with one or more of our competitors. Although we expect that all such employees will comply with the terms of their non-solicitation agreements, it is possible that if customers of our competitors chose to move their business to us, or employees of our competitor seek employment with us, even without any action on the part of any employee bound by any such agreement, that one or more of our competitors may chose to bring a claim against us and our employee.

***We may be a defendant in a variety of litigation and other actions, which may have a material adverse effect on our financial condition and results of operation.***

FirstMerit and its subsidiaries may be involved from time to time in a variety of litigation arising out of its business. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation exceed our insurance coverage, they could have a material adverse effect on our financial condition and results of operation. In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all.

***Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business.***

As part of our business, we collect, process and retain sensitive and confidential client and customer information on behalf of FirstMerit and other third parties. Despite the security measures we have in place, our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information, whether by FirstMerit or by our vendors, could severely damage our reputation, expose us to the risks of litigation and liability, disrupt our operations and have a material adverse effect on our business.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

## ITEM 2. PROPERTIES

### FirstMerit Corporation

FirstMerit's executive offices and certain holding company operational facilities, totaling approximately 101,096 square feet, are located in a seven-story office building at III Cascade in downtown Akron, Ohio. In early 2001, FirstMerit Bank sold its interest in the partnership which owned this building and entered into a five-year lease for the building with the new, third party owner. As part of the transaction, FirstMerit Bank was granted an option to acquire the building. The building is the subject of a ground lease with the City of Akron as the lessor of the land. During 2003, the Corporation consolidated the variable interest entity that holds the leasehold rights.

The facilities owned or leased by FirstMerit and its subsidiaries are considered by management to be adequate, and neither the location nor unexpired term of any lease is considered material to the business of FirstMerit.

### FirstMerit Bank

The principal executive offices of FirstMerit Bank are located in a 28-story office building at 106 South Main Street, Akron, Ohio, which is owned by FirstMerit Bank. FirstMerit Bank Akron is the principal tenant of the building, occupying approximately 124,000 square feet of the building. The remaining portion is leased to tenants unrelated to FirstMerit Bank. The properties occupied by 99 of FirstMerit Bank's other branches are owned by FirstMerit Bank, while the properties occupied by its remaining 64 branches are leased with various expiration dates. FirstMerit Mortgage Corporation, FirstMerit Title Agency, Ltd., and certain of FirstMerit Bank's loan operation and documentation preparation activities are conducted in owned space in Canton, Ohio. There is no mortgage debt owing on any of the above property owned by FirstMerit Bank. FirstMerit Bank also owns automated teller machines, on-line teller terminals and other computers and related equipment for use in its business.

FirstMerit Bank also owns 15.5 acres near downtown Akron, on which FirstMerit's primary Operations Center is located. The Operations Center is occupied and operated by FirstMerit Services Division, an operating division of FirstMerit Bank. The Operations Center primarily provides computer and communications technology-based services to FirstMerit and its subsidiaries, and also markets its services to non-affiliated institutions. There is no mortgage debt owing on the Operations Center property. In connection with its Operations Center, the Services Division has a disaster recovery center at a remote site on leased property, and leases additional space for activities related to its operations.

## ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, FirstMerit is at all times subject to pending and threatened legal actions, some for which the relief or damages sought are substantial. Although FirstMerit is not able to predict the outcome of such actions, after reviewing pending and threatened actions with counsel, management believes that the outcome of such actions will not have a material adverse effect on the results of operations or stockholders' equity of FirstMerit. Although FirstMerit is not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not known.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

(a) A Special Meeting of Shareholders was held on January 5, 2009, for which the Board of Directors solicited proxies.

(b) The following matters were voted on at the Special Meeting of Shareholders:

Amendments to Article FOURTH of FirstMerit's Articles of Incorporation to provide FirstMerit's Board of Directors with the authority to (1) limit the voting rights of shares of preferred stock issued by the Corporation, and (2) issue preferred stock with the right to elect up to two directors ("Preferred Directors"). These amendments were necessary to enable the Corporation to participate, in the U.S. Department of the Treasury's Capital Purchase Program, which was created under the Emergency Economic Stabilization Act of 2008.

Amendments to Article III of the Corporation's Second Amended and Restated Code of Regulations, to accommodate the election of the Preferred Directors.

(1) Amendments of Article FOURTH of FirstMerit's Articles of Incorporation:

| Votes For | Votes Against | Abstentions |
|---|---|---|
| 63,911,547 | 2,307,777 | 458,289 |

(2) Amendments to Article III of the Corporation's Second Amended and Restated Code of Regulations:

| Votes For | Votes Against | Abstentions |
|---|---|---|
| 47,647,122 | 18,274,232 | 442,993 |

## EXECUTIVE OFFICERS OF THE REGISTRANT

The following persons were the executive officers of FirstMerit as of December 31, 2008. Unless otherwise stated, each listed position was held on January 1, 2004.

| Name | Age | Date Appointed To FirstMerit | Position and Business Experience |
|---|---|---|---|
| Paul G. Greig | 53 | 05/18/06 | Chairman, President and Chief Executive Officer of FirstMerit and of FirstMerit Bank since May 18, 2006; previously President and Chief Executive Officer of Charter One Bank-Illinois. |
| Terrence E. Bichsel | 59 | 09/16/99 | Executive Vice President and Chief Financial Officer of FirstMerit and FirstMerit Bank. |
| Kenneth Dorsett | 54 | 09/10/07 | Executive Vice President, Wealth Management Services since September 10, 2007; previously President and Chief Executive Officer of Everest Advisors, Inc. |
| Mark J. Grescovich | 44 | 10/18/02 | Executive Vice President Commercial Banking of FirstMerit since July, 2006; previously Executive Vice President and Chief Corporate Banking Officer of FirstMerit Bank. |
| Chistopher J. Maurer | 59 | 01/01/94 | Executive Vice President, Human Resources. |
| William Richgels | 58 | 05/01/07 | Executive Vice President, Chief Credit Officer since May 1, 2007; previously Senior Vice President & Senior Credit Officer of JPMorganChase. |
| Julie A. Robbins | 45 | 02/09/07 | Executive Vice President, Retail, since February 9, 2007; previously Senior Vice President, Washington Mutual. |
| Larry A. Shoff | 52 | 09/01/99 | Executive Vice President and Chief Technology Officer of FirstMerit and FirstMerit Bank. |
| Judith A. Steiner | 46 | 05/14/90 | Executive Vice President, Secretary and General Counsel of FirstMerit Corporation since July 1, 2008; previously Senior Vice President, Assistant Counsel, Assistant Secretary and AML/BSA Officer of FirstMerit Corporation. |

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

FirstMerit's common shares are quoted on The NASDAQ Stock Market under the trading symbol "FMER". The following table contains bid and cash dividend information for FirstMerit common Shares for the two most recent fiscal years:

**Stock Performance and Dividends (1)**

| | Bids | | Per Share | |
|---|---|---|---|---|
| Quarter Ending | High | Low | Dividend Rate | Book Value(2) |
| 03-31-07 | 24.64 | 20.56 | 0.29 | 10.78 |
| 06-30-07 | 21.89 | 20.08 | 0.29 | 10.71 |
| 09-30-07 | 21.24 | 17.30 | 0.29 | 11.00 |
| 12-31-07 | 21.69 | 18.02 | 0.29 | 11.24 |
| 03-31-08 | 22.95 | 16.71 | 0.29 | 11.59 |
| 06-30-08 | 21.94 | 16.31 | 0.29 | 11.43 |
| 09-30-08 | 30.88 | 13.76 | 0.29 | 11.44 |
| 12-31-08 | 24.39 | 15.02 | 0.29 | 11.58 |

(1) This table sets forth the high and low bid quotations and dividend rates for FirstMerit Corporation for each quarterly period presented. These quotations are furnished by the National Quotations Bureau Incorporated and represent prices between dealers, do not include retail markup, markdowns, or commissions, and may not represent actual transaction prices.

(2) Based upon number of shares outstanding at the end of each quarter.

Potential regulatory restrictions regarding FirstMerit's ability to pay dividends are described in Note 7 of the Notes to the Consolidated Financial Statements included in Item 8 of this Report, as well as in "Regulation and Supervision — Dividends and Transactions with Affiliates" in Item 1 of this Report.

On February 6, 2009, there were approximately 17,867 shareholders of record of FirstMerit common shares.

The following table provides information with respect to purchases FirstMerit made of its shares of common shares during the fourth quarter of the 2008 fiscal year.

| | Total Number of Shares Purchased(1) | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2) | Maximum Number of Shares that May Yet be Purchased Under Plans or Programs |
|---|---|---|---|---|
| **Balance as of September 30, 2008** | | | | 396,272 |
| October 1, 2008 — October 31, 2008 | 1,597 | $21.84 | — | 396,272 |
| November 1, 2008 — November 30, 2008 | 1,202 | 21.13 | — | 396,272 |
| December 1, 2008 — December 31, 2008 | 16,101 | 22.93 | — | 396,272 |
| **Balance as of December 31, 2008** | 18,900 | $22.72 | — | 396,272 |

(1) 18,900 of these common shares were either: (1) delivered by the option holder with respect to the exercise of stock options; (2) in the case of restricted shares of common stock, shares were withheld to pay income taxes or other tax liabilities with respect to the vesting of restricted shares; or (3) shares were returned upon the resignation of the restricted shareholder.

(2) On January 19, 2006 the Board of Directors authorized the repurchase of up to 3 million shares (the "New Repurchase Plan"). The New Repurchase Plan superseded all other repurchase programs, including that authorized by the Board of Directors on July 15, 2004 ("the "Prior Repurchase Plan"). FirstMerit had purchased all of the shares it was authorized to acquire under the Prior Repurchase Plan.

## ITEM 6. SELECTED FINANCIAL DATA

### SELECTED FINANCIAL DATA

### FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (Dollars in thousands except per share data) | | | | |
| **Results of Operations** | | | | | |
| Interest income | $ 553,826 | $ 636,994 | $ 603,841 | $ 541,446 | $ 497,395 |
| Conversion to fully-tax equivalent | 5,976 | 5,494 | 2,919 | 2,621 | 2,712 |
| Interest income* | 559,802 | 642,488 | 606,760 | 544,067 | 500,107 |
| Interest expense | 197,637 | 299,448 | 263,468 | 192,451 | 146,590 |
| Net interest income* | 362,165 | 343,040 | 343,292 | 351,616 | 353,517 |
| Provision for loan losses | 58,603 | 30,835 | 76,112 | 43,820 | 73,923 |
| Net interest income after provision for loan losses* | 303,562 | 312,205 | 267,180 | 307,796 | 279,594 |
| Other income | 201,436 | 196,923 | 195,148 | 190,466 | 174,285 |
| Other expenses | 330,633 | 330,226 | 328,087 | 313,508 | 311,929 |
| Income before federal income taxes* | 174,365 | 178,902 | 134,241 | 184,754 | 141,950 |
| Federal income taxes | 48,904 | 50,381 | 36,376 | 51,650 | 36,024 |
| Fully-tax equivalent adjustment | 5,976 | 5,494 | 2,919 | 2,621 | 2,712 |
| Federal income taxes* | 54,880 | 55,875 | 39,295 | 54,271 | 38,736 |
| Net income | $ 119,485 | $ 123,027 | $ 94,946 | $ 130,483 | $ 103,214 |
| **Per share:** | | | | | |
| Basic net income | $ 1.48 | $ 1.53 | $ 1.18 | $ 1.56 | $ 1.22 |
| **Diluted net income** | $ 1.48 | $ 1.53 | $ 1.18 | $ 1.56 | $ 1.21 |
| Cash dividends | $ 1.16 | $ 1.16 | $ 1.14 | $ 1.10 | $ 1.06 |
| **Performance Ratios** | | | | | |
| Return on total assets ("ROA") | 1.13% | 1.19% | 0.94% | 1.27% | 1.00% |
| Return on common shareholders' equity ("ROE") | 12.76% | 14.05% | 10.67% | 13.50% | 10.49% |
| Net interest margin — tax-equivalent basis | 3.72% | 3.62% | 3.71% | 3.73% | 3.71% |
| Efficiency ratio | 58.78% | 61.12% | 60.77% | 57.88% | 58.60% |
| Book value per common share | $ 11.58 | $ 11.24 | $ 10.56 | $ 11.39 | $ 11.66 |
| Average shareholders' equity to total average assets | 8.87% | 8.48% | 8.79% | 9.42% | 9.53% |
| Dividend payout ratio | 78.38% | 75.82% | 96.61% | 70.51% | 87.60% |
| **Balance Sheet Data** | | | | | |
| Total assets (at year end) | $11,100,026 | $10,400,666 | $10,298,702 | $10,161,317 | $10,122,627 |
| Long-term debt (at year end) | 1,344,195 | 203,755 | 213,821 | 300,663 | 299,743 |
| Daily averages: | | | | | |
| Total assets | $10,549,442 | $10,318,788 | $10,130,015 | $10,264,429 | $10,318,305 |
| Earning assets | 9,729,909 | 9,482,759 | 9,261,292 | 9,434,664 | 9,515,958 |
| Deposits and other funds | 9,424,132 | 9,252,166 | 9,072,820 | 9,139,578 | 9,195,730 |
| Shareholders' equity | 936,088 | 875,526 | 889,929 | 966,726 | 983,529 |

* Fully tax-equivalent basis

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS 2008, 2007 AND 2006

The following commentary presents a discussion and analysis of the Corporation's financial condition and results of operations by its management ("Management"). The review highlights the principal factors affecting earnings and the significant changes in balance sheet items for the years 2008, 2007 and 2006. Financial information for prior years is presented when appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying tables and charts, the consolidated financial statements, notes to financial statements, and financial statistics appearing elsewhere in this report. Where applicable, this discussion also reflects Management's insights of known events and trends that have or may reasonably be expected to have a material effect on the Corporation's operations and financial condition.

## HIGHLIGHTS OF 2008 PERFORMANCE

### Earnings Summary

FirstMerit Corporation reported fourth quarter 2008 net income of $29.1 million, or $0.36 per diluted share. This compares with $29.8 million, or $0.37 per diluted share, for the third quarter 2008 and $31.5 million, or $0.39 per diluted share, for the fourth quarter 2007. For the full year 2008, the Company reported net income of $119.5 million, or $1.48 per diluted share, compared with $123.0 million, or $1.53 per diluted share in 2007.

Returns on average common equity ("ROE") and average assets ("ROA") for the fourth quarter 2008 were 12.47% and 1.08%, respectively, compared with 12.73% and 1.12%, respectively, for the third quarter 2008 and 13.87% and 1.21% for the fourth quarter 2007.

Average loans during the fourth quarter of 2008 increased $83.9 million, or 1.15%, compared with the third quarter of 2008 and increased $414.7 million, or 5.97%, compared with the fourth quarter of 2007. Increases in the respective periods were due to average commercial loan growth of $104.2 million, or 2.50%, and $433.9 million, or 11.30%.

Average deposits were $7.7 billion during the fourth quarter of 2008, up $346.2 million, or 4.73%, compared with the third quarter of 2008, and an increase of $332.7 million, or 4.53%, compared with the fourth quarter of 2007. For the fourth quarter 2008, average core deposits (which are defined as checking accounts, savings accounts and money market savings products) increased $202.6 million, or 4.41%, compared with the third quarter 2008 and $403.0 million, or 9.16%, compared with the fourth quarter 2007. Core deposits represented 62.57% of total average deposits, compared with 62.76% for the third quarter 2008 and 59.92% for the fourth quarter 2007. The increase in both periods reflects success stemming from strategic retail and business marketing campaigns for core deposits within the Corporation's regional banking areas.

The Corporation's investment portfolio yield increased in the fourth quarter of 2008, to 5.01%, compared with 4.97% in the third quarter of 2008, and increased from 4.99% in the fourth quarter of 2007. The increased investment portfolio yields contributed to net interest margin expansion in both periods.

Net interest margin was 3.82% for the fourth quarter of 2008 compared with 3.78% for the third quarter of 2008 and 3.66% for the fourth quarter of 2007. Lower funding costs supported margin expansion over both periods.

Net interest income on a fully tax-equivalent ("FTE") basis was $94.9 million in the fourth quarter 2008 compared with $92.7 million in the third quarter of 2008 and $87.6 million in the fourth quarter of 2007. The increases in FTE net interest income compared with those two periods resulted from expansion in the net interest margin due to decreased liability costs.

Noninterest income net of securities transactions for the fourth quarter of 2008 was $51.2 million, an increase of $4.2 million, or 8.95%, from the third quarter of 2008 and an increase of $2.4 million, or 4.85%, from the fourth quarter of 2007. In the fourth quarter of 2008 the Corporation recorded $5.8 million of other income from the sale of Class B Visa Inc. stock. Noninterest income, net of securities gains, as a percentage of net revenue for the fourth quarter of 2008 was 35.07% compared with 33.67% for third quarter of 2008 and 35.80% for the fourth quarter of 2007. Net revenue is defined as net interest income, on an FTE basis, plus other income, less gains from securities sales.

Noninterest expense for the fourth quarter of 2008 was $88.2 million, an increase of $7.6 million, or 9.47%, from the third quarter of 2008 and an increase of $4.9 million, or 5.94%, from the fourth quarter of 2007. In the fourth quarter of 2008 the Corporation recorded $4.0 million of other expense related to an accrual for litigation, $0.4 million in severance cost from a reduction in force during the quarter and $1.1 million related to foreclosed property. For 2008, operating expenses increased $0.4 million, or 0.12%, compared with 2007, reflecting the success of the Corporation's strategy to fully rationalize costs throughout the organization. For the fourth quarter of 2008, the efficiency ratio was 60.34%, compared with 57.64% for the third quarter of 2008 and 60.85% for the fourth quarter of 2007.

Net charge-offs totaled $15.2 million, or 0.82% of average loans, in the fourth quarter of 2008 compared with $11.8 million, or 0.64% of average loans, in the third quarter 2008 and $8.9 million, or 0.51% of average loans, in the fourth quarter of 2007.

Nonperforming assets totaled $57.5 million at December 31, 2008, an increase of $14.0 million, or 32.27%, compared with September 30, 2008. Nonperforming assets at December 31, 2008 represented 0.77% of period-end loans plus other real estate compared with 0.59% at September 30, 2008.

The allowance for loan losses totaled $103.8 million at December 31, 2008, an increase of $1.8 million from September 30, 2008. At December 31, 2008, the allowance for loan losses was 1.40% of period-end loans compared with 1.38% at September 30, 2008. The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments. For comparative purposes the allowance for credit losses was 1.49% at December 31, 2008 compared with 1.47% at September 30, 2008. The allowance for credit losses to nonperforming loans was 211.38% at December 31, 2008, compared with 281.28% at September 30, 2008.

The Corporation's total assets at December 31, 2008 were $11.1 billion, an increase of $415.2 million, or 3.89%, compared with September 30, 2008 and an increase of $699.4 million, or 6.72%, compared with December 31, 2007. Investment securities increased $322.6 million, or 13.17%, and commercial loans increased $79.7 million, or 1.86%, compared with September 30, 2008. Commercial loans increased $446.3 million, or 11.42%, compared with December 31, 2007, contributing to the majority of asset growth over the prior year period.

Total deposits were $7.6 billion at December 31, 2008, an increase of $167.1 million, or 2.25%, from September 30, 2008 and an increase of $265.9 million, or 3.63%, from December 31, 2007. Core deposits totaled $4.8 billion at December 31, 2008, an increase of $225.6 million, or 4.91%, from September 30, 2008 and an increase of $310.9 million, or 6.90%, from December 31, 2007.

Shareholders' equity was $937.8 million at December 31, 2008, compared with $926.1 million at September 30, 2008, and $917.0 million at December 31, 2007. The Corporation maintained a strong capital position as tangible common equity to assets was 7.27% at December 31, 2008, compared with 7.45% at September 30, 2008 and 7.56% at December 31, 2007. The common dividend per share paid in the fourth quarter 2008 was $0.29.

On January 9, 2009, FirstMerit completed the sale to the Treasury of $125.0 million of newly issued FirstMerit non-voting preferred shares as part of the CPP. All of the proceeds from this sale of the Series A Preferred Shares and the Warrant by FirstMerit to the Treasury will qualify as Tier I capital for regulatory purposes. The additional capital would have increased its Tier 1 capital ratio to 11.49% at December 31, 2008, and increased its total capital ratio to 13.09% at December 31, 2008.

**Line of Business Results**

Prior to 2007, the Corporation managed its operations through the major line of business "Supercommunity Banking." To improve revenue growth and profitability as well as enhance relationships with customers, the Corporation moved to a line of business model during the first quarter of 2007. The major lines of business are Commercial, Retail, Wealth and Other. Accordingly, prior period information has been reclassified to reflect this change.

Note 15 (Segment Information) to the consolidated financial statements provides performance data for these lines of business.

## AVERAGE CONSOLIDATED BALANCE SHEETS (Unaudited)
## Fully-tax Equivalent Interest Rates and Interest Differential

## FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | Twelve months ended December 31, 2008 | | | Twelve months ended December 31, 2007 | | | Twelve months ended December 31, 2006 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest | Average Rate | Average Balance | Interest | Average Rate | Average Balance | Interest | Average Rate |
| | | | | (Dollars in thousands) | | | | | |
| **ASSETS** | | | | | | | | | |
| Cash and due from banks | $ 177,089 | | | 178,164 | | | 186,029 | | |
| Investment securities and federal funds sold: | | | | | | | | | |
| U.S. Treasury securities and U.S. Government agency obligations (taxable) | 1,985,026 | 94,260 | 4.75% | 1,955,049 | 85,544 | 4.38% | 2,050,736 | 81,207 | 3.96% |
| Obligations of states and political subdivisions (tax exempt) | 294,724 | 17,910 | 6.08% | 255,461 | 15,595 | 6.10% | 114,548 | 7,390 | 6.45% |
| Other securities and federal funds sold | 216,794 | 11,326 | 5.22% | 244,749 | 17,127 | 7.00% | 250,221 | 15,264 | 6.10% |
| Total investment securities and federal funds sold | 2,496,544 | 123,496 | 4.95% | 2,455,259 | 118,266 | 4.82% | 2,415,505 | 103,861 | 4.30% |
| Loans held for sale | 29,419 | 1,602 | 5.45% | 56,036 | 3,050 | 5.44% | 47,449 | 3,153 | 6.65% |
| Loans | 7,203,946 | 434,704 | 6.03% | 6,971,464 | 521,172 | 7.48% | 6,798,338 | 499,746 | 7.35% |
| Total earning assets | 9,729,909 | 559,802 | 5.75% | 9,482,759 | 642,488 | 6.78% | 9,261,292 | 606,760 | 6.55% |
| Allowance for loan losses | (96,714) | | | (92,662) | | | (88,020) | | |
| Other assets | 739,158 | | | 750,527 | | | 770,714 | | |
| Total assets | $10,549,442 | | | 10,318,788 | | | 10,130,015 | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Demand — non-interest bearing | $ 1,530,021 | — | — | 1,408,726 | — | — | 1,434,539 | — | — |
| Demand — interest bearing | 687,160 | 2,514 | 0.37% | 733,410 | 6,824 | 0.93% | 818,735 | 9,217 | 1.13% |
| Savings and money market accounts | 2,398,778 | 29,839 | 1.24% | 2,266,070 | 54,166 | 2.39% | 2,271,654 | 50,083 | 2.20% |
| Certificates and other time deposits | 2,801,623 | 105,853 | 3.78% | 3,045,715 | 146,559 | 4.81% | 2,859,218 | 123,877 | 4.33% |
| Total deposits | 7,417,582 | 138,206 | 1.86% | 7,453,921 | 207,549 | 2.78% | 7,384,146 | 183,177 | 2.48% |
| Securities sold under agreements to repurchase | 1,343,441 | 31,857 | 2.37% | 1,471,785 | 71,298 | 4.84% | 1,283,951 | 56,151 | 4.37% |
| Wholesale borrowings | 663,109 | 27,574 | 4.16% | 326,460 | 20,601 | 6.31% | 404,723 | 24,140 | 5.96% |
| Total interest bearing liabilities | 7,894,111 | 197,637 | 2.50% | 7,843,440 | 299,448 | 3.82% | 7,638,281 | 263,468 | 3.45% |
| Other liabilities | 189,222 | | | 191,096 | | | 167,266 | | |
| Shareholders' equity | 936,088 | | | 875,526 | | | 889,929 | | |
| Total liabilities and shareholders' equity | $10,549,442 | | | 10,318,788 | | | 10,130,015 | | |
| Net yield on earning assets | $ 9,729,909 | 362,165 | 3.72% | 9,482,759 | 343,040 | 3.62% | 9,261,292 | 343,292 | 3.71% |
| Interest rate spread | | | 3.25% | | | 2.96% | | | 3.10% |

*Note:* Interest income on tax-exempt securities and loans has been adjusted to a fully-taxable equivalent basis. Nonaccrual loans have been included in the average balances.

## RESULTS OF OPERATIONS

### Net Interest Income

Net interest income, the Corporation's principal source of earnings, is the difference between interest income generated by earning assets (primarily loans and investment securities) and interest paid on interest-bearing funds (namely customer deposits and wholesale borrowings). Net interest income is affected by market interest rates on both earning assets and interest bearing liabilities, the level of earning assets being funded by interest bearing liabilities, noninterest-bearing liabilities, the mix of funding between interest bearing liabilities, noninterest-bearing liabilities and equity, and the growth in earning assets.

Net interest income for the year ended December 31, 2008 was $356.2 million compared to $337.5 million for year ended December 31, 2007 and $340.4 million for the year ended December 31, 2006. The $18.6 million increase in net interest income occurred because the $101.8 million decrease in interest expense was more than the $83.2 million increase in interest income during the same period. For the purpose of this remaining discussion, net interest income is presented on a FTE basis, to provide a comparison among all types of interest earning assets. That is, interest on tax-free securities and tax-exempt loans has been restated as if such interest were taxed at the statutory Federal income tax rate of 35% adjusted for the non-deductible portion of interest expense incurred to acquire the tax-free assets. Net interest income presented on a FTE basis is a non-GAAP financial measure widely used by financial services corporations. The FTE adjustment for full year 2008 was $6.0 million compared with $5.5 million in 2007 and $2.9 million in 2006.

Net interest income presented on an FTE basis increased $19.1 million or 5.58% to $362.2 million in 2008 compared to $343.0 million in 2007 and $343.3 million in 2006. The increase from 2007 to 2008 occurred because the $101.8 million decrease in interest expense was more than the $82.7 million decrease in interest income during same period. The $0.3 million decrease from 2007 to 2006 occurred because the $36.0 million increase in interest expense was more than the $35.7 million increase in interest income during same period. As illustrated in the following rate/volume analysis table, interest income and interest expense both increased due to the rise in interest rates throughout the year.

The average yield on earning assets decreased 103 basis points from 6.78% in 2007 to 5.75% in 2008 decreasing interest income by $82.7 million. Higher outstanding balances on total average earning assets in 2008 caused interest income to increase $18.0 million from year-ago levels. Average balances for investment securities were up from last year increasing interest income by $2.7 million, and higher rates earned on the securities increased interest income by $2.8 million. Average loans outstanding, up from last year, increased 2008 interest income by $15.4 million and lower yields earned on the loans, decreased 2008 loan interest income by $103.4 million. Similarly, the average yield on earning assets increased 23 basis points from 6.55% in 2006 to 6.78% in 2007 increasing interest income by $35.7 million. Higher outstanding balances on total average earning assets in 2007 caused interest income to increase $17.6 million from 2006 levels. At December 31, 2007 average balances for investment securities were up from the 2006 year increased interest income by $4.1 million, and higher rates earned on the securities also increased interest income by $13.4 million. Average loans outstanding, up from 2006 year, increased 2007 interest income by $7.9 million while higher yields earned on the loans also increased 2007 loan interest $7.9 million.

The cost of funds for the year as a percentage of average earning assets decreased 113 basis points from 3.16% in 2007 to 2.03% in 2008. The cost of funds for the year as a percentage of average earning assets increased 32 basis points from 2.84% in 2006 to 3.16% in 2007. As discussed in the deposits and wholesale borrowings section of management's discussion and analysis of financial condition and operating results, the drop in interest rates was the primary factor in this increase.

## CHANGES IN NET INTEREST INCOME- FULLY TAX-EQUIVALENT RATE/VOLUME ANALYSIS

| | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 and 2007 | | | 2007 and 2006 | | |
| | Increase (Decrease) In Interest Income/Expense | | | Increase (Decrease) In Interest Income/Expense | | |
| | Volume | Yield/ Rate | Total | Volume | Yield/ Rate | Total |
| | (In thousands) | | | | | |
| **INTEREST INCOME** | | | | | | |
| Investment securities: | | | | | | |
| Taxable | $ 290 | 2,924 | 3,214 | (4,523) | 10,555 | 6,032 |
| Tax-exempt | 2,386 | (71) | 2,315 | 8,622 | (417) | 8,205 |
| Loans held for sale | (1,449) | 1 | (1,448) | 518 | (621) | (103) |
| Loans | 16,886 | (103,354) | (86,468) | 12,857 | 8,569 | 21,426 |
| Federal funds sold | (152) | (147) | (299) | 169 | (1) | 168 |
| Total interest income | 17,961 | (100,647) | (82,686) | 17,643 | 18,085 | 35,728 |
| **INTEREST EXPENSE** | | | | | | |
| Interest on deposits: | | | | | | |
| Demand-interest bearing | (405) | (3,905) | (4,310) | (898) | (1,495) | (2,393) |
| Savings and money market accounts | 3,007 | (27,334) | (24,327) | (123) | 4,206 | 4,083 |
| Certificates and other time deposits ("CDs") | (11,060) | (29,646) | (40,706) | 8,411 | 14,271 | 22,682 |
| Securities sold under agreements to repurchase | (5,754) | (33,687) | (39,441) | 8,724 | 6,423 | 15,147 |
| Wholesale borrowings | 15,799 | (8,826) | 6,973 | (4,876) | 1,337 | (3,539) |
| Total interest expense | 1,587 | (103,398) | (101,811) | 11,238 | 24,742 | 35,980 |
| Net interest income | $ 16,374 | 2,751 | 19,125 | 6,405 | (6,657) | (252) |

*Note:* Rate/volume variances are allocated on the basis of absolute value of the change in each.

The net interest margin is calculated by dividing net interest income FTE by average earning assets. As with net interest income, the net interest margin is affected by the level and mix of earning assets, the proportion of earning assets funded by non-interest bearing liabilities, and the interest rate spread. In addition, the net interest margin is impacted by changes in federal income tax rates and regulations as they affect the tax-equivalent adjustment.

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (Dollars in thousands) | | |
| Net interest income | $ 356,189 | 337,546 | 340,373 |
| Tax equivalent adjustment | 5,976 | 5,494 | 2,919 |
| Net interest income — FTE | $ 362,165 | 343,040 | 343,292 |
| Average earning assets | $9,729,909 | 9,482,759 | 9,261,292 |
| Net interest margin | 3.72% | 3.62% | 3.71% |

The net interest margin for 2008 was 3.72% compared to 3.62% in 2007 and 3.71% in 2006. As discussed in the previous section, the increase in the net interest margin during 2008 was primarily a result of the drop in interest rates and the increase in core deposits. The decrease in 2007 over 2006 was a result of a drop in earning assets coupled with a shift in customer preference to higher yielding certificate of deposits.

## Other Income

Excluding investment securities gains, other income totaled $201.4 million in 2008 an increase of $4.5 million or 2.29% from 2007 and an increase of $6.3 million or 3.22% from 2006. Other income as a percentage of net revenue (FTE net interest income plus other income, less gains from securities) was 35.50% compared to 36.34% in 2007. Explanations for the most significant changes in the components of other income are discussed immediately after the following table.

| | Year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | (In thousands) | |
| Trust department income | $ 22,127 | 23,245 | 22,653 |
| Service charges on deposits | 62,862 | 67,374 | 71,524 |
| Credit card fees | 47,054 | 46,502 | 44,725 |
| ATM and other service fees | 10,894 | 12,621 | 12,817 |
| Bank owned life insurance income | 12,008 | 13,476 | 14,339 |
| Investment services and life insurance | 10,503 | 11,241 | 9,820 |
| Investment securities gains (losses), net | 2,126 | 1,123 | 22 |
| Loan sales and servicing income | 6,940 | 10,311 | 7,513 |
| Gain on Visa Inc. | 13,666 | — | — |
| Other operating income | 13,256 | 11,030 | 11,735 |
| | $201,436 | 196,923 | 195,148 |

Trust department income decreased by 4.81%, down $1.1 million in 2008 after an increase of 2.61%, or $0.59 million in 2007 over 2006. Service charges on deposits decreased by $4.5 million or 6.70% in 2008, and were down $4.2 million or 5.80% in 2007 versus 2006. The decrease in service charges on deposits during the current year is due primarily to changes in customer behavior whereby they maintain higher balances in order to avoid being charged fees as well as new product initiatives that do not charge fees. Credit card fees increased $0.6 million or 1.19% in 2008, and $1.8 million or 3.97% in 2007 over 2006 primarily due to increasing volumes. ATM and other service charge fees have decreased $1.7 million or 13.68% in 2008; this decrease was also volume driven. Bank owned life insurance income decreased $1.5 million or 10.89% compared to 2007 which was up primarily due to death benefit proceeds received in 2007. Investment services and insurance income decreased $0.7 million in 2008 after an increase of $1.4 in 2007 over 2006. During 2008, investment securities were sold for a gain of $2.1 million up 89.3% from 2007. Loan sales and servicing income decreased $3.4 million or 32.69% in 2008 after an increase of $2.8 million or 37.24% in 2007 over 2006. During the fourth quarter of 2008, the Corporation recorded $5.8 million from the sale of Class B Visa, Inc stock. This followed a $7.9 million gain from the partial redemption of the shares in the first quarter of 2008. During the first quarter of 2007 $4.1 million of net gains were recorded from the commercial loan sale more fully described in the Asset Quality section of this report.

## Federal Income Taxes

Federal income tax expense totaled $48.9 million in 2008 compared to $50.4 million in 2007 and $36.4 million in 2006. The effective federal income tax rate for 2008 was 29.04% compared to 29.05% in 2007 and 27.70% in 2006. Pursuant the requirements under Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" ("SFAS 109") and FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48") and more fully described in Note 1 (Summary of Significant Accounting Policies), tax reserves have been specifically estimated for potential at-risk items. Further federal income tax information is contained in Note 11 (Federal Income Taxes) to the consolidated financial statements.

### Other Expenses

Other expenses were $330.6 million in 2008 compared to $330.2 million in 2007 and $328.1 million in 2006, an increase of $0.41 million or 0.12% over 2007 and an increase of $2.6 million or 0.78% over 2006.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | (In thousands) | |
| Salaries and wages | $133,091 | $126,689 | $130,446 |
| Pension and employee benefits | 46,372 | 43,768 | 46,254 |
| Net occupancy expense | 24,649 | 25,679 | 24,814 |
| Equipment expense | 24,137 | 25,401 | 24,826 |
| Taxes, other than federal income taxes | 6,580 | 6,575 | (2,329) |
| Stationery, supplies and postage | 9,372 | 9,436 | 9,912 |
| Bankcard, loan processing, and other costs | 29,456 | 29,781 | 28,211 |
| Advertising | 9,494 | 9,001 | 7,085 |
| Professional services | 11,695 | 15,865 | 16,971 |
| Telephone | 3,947 | 4,362 | 4,722 |
| Amortization of intangibles | 573 | 889 | 889 |
| Other operating expense | 31,267 | 32,780 | 36,286 |
| | $330,633 | $330,226 | $328,087 |

Salaries and wages were $133.1 million in 2008, an increase of $6.4 million or 5.05% over 2007. There was a decrease in salaries and wages in from 2006 to 2007 of $3.8 million or 2.88%. Increases generally reflect the annual employee merit increases which were offset by decrease in headcount. Pension and employee benefits were $46.4 million in 2008, an increase of $2.6 million or 5.95% from 2007, primarily due to increased pension expense and health care costs related to self insured medical plans. Note 12 (Benefit Plans) to the consolidated financial statements more fully describes the increases in pension and postretirement medical expenses.

Professional services expenses decreased $4.2 million or 26.28% in 2008 over 2007 due in part to the consulting services necessary to remediate Bank Secrecy Act issues performed in 2007 and completed in the first quarter of 2008.

The efficiency ratio for 2008 was 58.78%, compared to 61.12% in 2007 and 60.77% in 2006. The "lower is better" efficiency ratio indicates the percentage of operating costs that are used to generate each dollar of net revenue — that is during 2008, 58.78 cents was spent to generate each $1 of net revenue. Net revenue is defined as net interest income, on a tax-equivalent basis, plus other income less gains from the sales of securities.

## FINANCIAL CONDITION

### Investment Securities

The investment portfolio is maintained by the Corporation to provide liquidity, earnings, and as a means of diversifying risk. In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), investment securities have been classified as available-for-sale.

At year-ends 2008 and 2007, investment securities at fair value totaled $2.8 billion and $2.5 billion, respectively. The 12.72% increase in the total portfolio occurred primarily in the mortgage-backed security portfolio and U.S Government agency portfolio. Additional discussion of the increase in investment securities is located in the Liquidity Risk Management section of this report.

Over 60% of the Corporation's portfolio consists of mortgage-backed securities ("MBS") all of which are issued by government sponsored enterprises or the Government National Mortgage Association and are traded in highly liquid secondary markets. Management employs an outside bond pricing service to determine the fair value at which they should be recorded on the balance sheet. In performing the valuations, the pricing service relies on models that consider security-specific details as well as relevant industry and economic factors. The most significant of these inputs are quoted market prices, interest rate spreads on relevant benchmark securities and certain prepayment assumptions.

Approximately 20% of the Corporation's portfolio consists of collateralized mortgage obligations ("CMO") for which guaranteed loans of government sponsored enterprises serve as collateral.

Municipal bonds constitute approximately 12% of the Corporation's portfolio. All bonds are individually rated with over 95% rated AA or better.

The Corporation does hold investments in bank single issue trust preferred securities; however, such investments only approximate 2% of the entire portfolio. There are seven individual issuers of the trust preferred securities held. All securities are rated and have maintained an investment grade status.

A summary of the composition, yields and remaining maturities of investment securities is presented below as of year-ends 2008 and 2007. For more information about securities, see Note 2 (Investment Securities) to the consolidated financial statements.

| | U.S. Government agency obligations | Obligations of states and political subdivisions | Mortgage-backed securities | Other securities | Total | Weighted Average Yield |
|---|---|---|---|---|---|---|
| **December 31, 2008** | | | | | | |
| Remaining maturity: | | | | | | |
| One year or less | $ 51,471 | $ 11,714 | $ 5,283 | $ 2,862 | $ 71,330 | 4.20% |
| Over one year through five years | 513,861 | 21,732 | 1,431,611 | 147,854 | 2,115,058 | 4.68% |
| Over five years through ten years | — | 29,853 | 271,332 | 253 | 301,438 | 5.28% |
| Over ten years | — | 252,871 | — | 32,151 | 285,022 | 5.79% |
| Fair Value | $565,332 | $316,170 | $1,708,226 | $183,120 | $2,772,848 | 4.85% |
| Amoritized Cost | 559,382 | 317,024 | 1,681,378 | 213,886 | 2,771,670 | |
| Weighted-Average Yield | 4.27% | 6.12% | 4.81% | 4.79% | 4.85% | |
| Weighted-Average Maturity | 2.2 | 11.8 | 3.7 | 8.8 | 4.7 | |
| **December 31, 2007** | | | | | | |
| Fair Value | $450,122 | $280,604 | $1,508,115 | $221,112 | $2,459,953 | |
| Amoritized Cost | 452,671 | 279,312 | 1,514,081 | 227,213 | 2,473,277 | |

Unrealized gains and losses on available-for-sale securities, deemed temporary, are recorded, net of income tax, in a separate component of other comprehensive income on the balance sheet. Unrealized losses on specific available-for-sale securities deemed to be "other-than-temporary" are included in earnings. Net unrealized losses were $38.3 million and $23.5 million as of December 31, 2008 and 2007, respectively. The unrealized losses are primarily concentrated within trust preferred securities held by the Corporation. The Corporation holds seven, single issuer, trust preferred securities and utilizes broker quotes to determine their fair value. Such investments only approximate 2% of the entire investment portfolio. All trust preferred securities have a stated maturity, are rated and have maintained an investment grade status. None of the bank issuers have deferred paying dividends on their issued trust preferred shares in which the Corporation is invested. The fair values of these investments have been impacted by the recent market conditions which have caused risk premiums to increase markedly resulting in the significant decline in the fair value of the Corporation's trust preferred securities, or the value the Corporation could realize if it were forced to sell the securities into the secondary market now. The Corporation has the intent and ability to hold these, and all other, investment securities until the fair value is recovered, which may be maturity, and therefore, does not consider them to be other-than-temporarily impaired at December 31, 2008. For more information about impairment, including gross unrealized gains and losses by type of security, see Note 2 (Investment Securities) to the consolidated financial statements.

## Loans

Total loans outstanding at year-end 2008 increased 6.05% to $7.4 billion compared to one year ago, at $7.0 billion. The following tables breakdown outstanding loans by category and provide a maturity summary of commercial loans.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | | | (In thousands) | | |
| Commercial loans | $4,352,730 | $3,906,448 | $3,694,121 | $3,519,483 | $3,290,819 |
| Mortgage loans | 547,125 | 577,219 | 608,008 | 628,581 | 639,715 |
| Installment loans | 1,574,587 | 1,598,832 | 1,619,747 | 1,524,355 | 1,592,781 |
| Home equity loans | 733,832 | 691,922 | 731,473 | 778,697 | 676,230 |
| Credit card loans | 149,745 | 153,732 | 147,553 | 145,592 | 145,042 |
| Leases | 67,594 | 73,733 | 77,971 | 70,619 | 88,496 |
| Total loans | $7,425,613 | $7,001,886 | $6,878,873 | $6,667,327 | $6,433,083 |
| Less allowance for loan losses | 103,757 | 94,205 | 91,342 | 90,661 | 97,296 |
| Net loans | $7,321,856 | $6,907,681 | $6,787,531 | $6,576,666 | $6,335,787 |

| | At December 31, 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial loans | Mortgage loans | Installment loans | Home equity loans | Credit card loans | Leases |
| | | | (In thousands) | | | |
| Due in one year or less | $1,889,675 | $235,325 | $ 535,436 | $286,450 | $ 99,794 | $28,574 |
| Due after one year but within five years | 1,997,421 | 265,669 | 850,269 | 381,643 | 49,951 | 38,650 |
| Due after five years | 465,634 | 46,131 | 188,882 | 65,739 | — | 1,370 |
| Total | $4,352,730 | $547,125 | $1,574,587 | $733,832 | $149,745 | $68,594 |
| Loans due after one year with interest at a predetermined fixed rate | $ 997,321 | $152,751 | $1,030,051 | $ 13,888 | $ 13,680 | $40,020 |
| Loans due after one year with interest at a floating rate | 1,465,734 | 159,049 | 9,100 | 433,494 | 36,271 | — |
| Total | $2,463,055 | $311,800 | $1,039,151 | $447,382 | $ 49,951 | $40,020 |

Despite the slowdown of the manufacturing-based economy in Northeast Ohio commercial loans increased 11.42% in 2008 and 5.75% in 2007. Single-family mortgage loans continue to be originated by the Corporation's mortgage subsidiary and then sold into the secondary mortgage market or held in portfolio. Declining interest rates during 2008 resulted in an increase in mortgage loan originations; however, due to the downturn in the housing market there was an overall decrease of 5.21% in balances retained in portfolio.

Outstanding home equity loan balances increased $41.9 million or 6.06% from December 31, 2007 and installment loans decreased $24.2 million or 1.52% reflecting the on-going economic downturn. Credit card loans were also down $4.0 million or 2.59% from December 31, 2007.

There is no predominant concentration of loans in any particular industry or group of industries. Most of the Corporation's business activity is with customers located within the state of Ohio.

## Allowance for Loan Losses and Reserve for Unfunded Lending Commitments

The Corporation maintains what Management believes is an adequate allowance for loan losses. The Corporation and FirstMerit Bank regularly analyze the adequacy of their allowance through ongoing review of trends in risk ratings, delinquencies, nonperforming assets, charge-offs, economic conditions, and changes in the composition of the loan portfolio. Notes 1, 3 and 4 to the consolidated financial statements provide detailed information regarding the Corporation's credit policies and practices. The following tables display the components of the allowance for loan losses at December 31, 2008 and 2007.

At December 31, 2008 the allowance for loan losses was $103.8 million or 1.40% of loans outstanding, compared to $94.2 million or 1.35% at year-end 2007. The allowance equaled 198.76% of nonperforming loans at year-end 2008 compared to 299.7% at year-end 2007. The increase in the allowance for loan losses is attributable to additional reserves that were established to address identified risks associated with the slow down in the housing markets and the decline in residential and commercial real estate values. These reserves totaled $18.3 million at year-end 2008 and $22.7 million at year-end 2007. The decrease in the additional allocation was offset by the increase in the calculated loss migration analysis as the loans were downgraded during 2008. Nonperforming loans have increased by $19.1 million over December 31, 2007 primarily attributable to the declining economic conditions.

Net charge-offs were $49.1 million in 2008 compared to $28.0 million in 2007 and $75.4 million (including the loans held for sale) in 2006. As a percentage of average loans outstanding, net charge-offs and allowance for loans held for sale equaled 0.82% in 2008, 0.40% in 2007 and 1.11% in 2006. Losses are charged against the allowance for loan losses as soon as they are identified.

During the first quarter of 2007, $73.7 million of commercial loans and $7.2 million of other real estate were sold. The loans were written down to their fair market value of $50.6 million and reclassified as loans held for sale in the fourth quarter of 2006.

The allowance for unfunded lending commitments at December 31, 2008, 2007 and 2006 was $6.6 million, $7.4 million and $6.3 million, respectively.

The allowance for credit losses, which includes both the allowance for loan losses and the reserve for unfunded lending commitments, amounted to $110.3 million at year-end 2008, $101.6 million at year-end 2007 and $97.6 million at year-end 2006.

**Allowance for Credit Losses**

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | | (In thousands) | |
| Allowance for loan losses, beginning of period | $ 94,205 | $ 91,342 | $ 90,661 |
| Net charge-offs | (49,051) | (27,972) | (52,342) |
| Allowance related to loans held for sale | — | — | (23,089) |
| Provision for loan losses | 58,603 | 30,835 | 76,112 |
| Allowance for loan losses, end of period | $103,757 | $ 94,205 | $ 91,342 |
| Reserve for unfunded lending commitments, beginning of period | $ 7,394 | $ 6,294 | $ 6,072 |
| Provision for credit losses | (806) | 1,100 | 222 |
| Reserve for unfunded lending commitments, end of period | $ 6,588 | $ 7,394 | $ 6,294 |
| Allowance for credit losses | $110,345 | $101,599 | $ 97,636 |

The following tables display the components of the allowance for loan losses at December 31, 2008, 2007 and 2006.

| Allowance for Loan Losses Components: | Commercial Loans | Commercial R/E Loans | Leases | Installment Loans | Home Equity Loans | Credit Card Loans | Res Mortgage Loans | Total |
|---|---|---|---|---|---|---|---|---|
| | At December 31, 2008 | | | | | | | |
| | Loan Type | | | | | | | |
| | (In thousands) | | | | | | | |
| *Individually Impaired Loan Component:* | | | | | | | | |
| Loan balance | $ 8,438 | $ 45,220 | $ — | $ — | $ — | $ — | $ — | $ 53,658 |
| Allowance | 48 | 3,924 | — | — | — | — | — | 3,972 |
| *Collective Loan Impairment Components:* | | | | | | | | |
| Credit risk-graded loans | | | | | | | | |
| Grade 1 loan balance | 37,316 | 9,030 | 5,976 | | | | | 52,322 |
| Grade 1 allowance | 42 | 18 | 8 | | | | | 68 |
| Grade 2 loan balance | 199,166 | 138,399 | 3,046 | | | | | 340,611 |
| Grade 2 allowance | 664 | 606 | 12 | | | | | 1,282 |
| Grade 3 loan balance | 559,165 | 566,369 | 27,980 | | | | | 1,153,514 |
| Grade 3 allowance | 1,765 | 3,961 | 108 | | | | | 5,834 |
| Grade 4 loan balance | 992,118 | 1,583,721 | 28,333 | | | | | 2,604,172 |
| Grade 4 allowance | 8,920 | 27,145 | 287 | | | | | 36,352 |
| Grade 5 (Special Mention) loan balance | 33,940 | 41,215 | 190 | | | | | 75,345 |
| Grade 5 allowance | 1,110 | 2,495 | 6 | | | | | 3,611 |
| Grade 6 (Substandard) loan balance | 66,134 | 72,387 | 2,069 | | | | | 140,590 |
| Grade 6 allowance | 6,074 | 9,009 | 194 | | | | | 15,277 |
| Grade 7 (Doubtful) loan balance | 33 | 79 | — | | | | | 112 |
| Grade 7 allowance | 4 | 6 | — | | | | | 10 |
| *Consumer loans based on payment status:* | | | | | | | | |
| Current loan balances | | | | 1,548,639 | 730,503 | 143,934 | 515,093 | 2,938,169 |
| Current loans allowance | | | | 12,762 | 4,823 | 3,465 | 2,736 | 23,786 |
| 30 days past due loan balance | | | | 16,912 | 1,704 | 2,149 | 13,264 | 34,029 |
| 30 days past due allowance | | | | 2,078 | 494 | 866 | 473 | 3,911 |
| 60 days past due loan balance | | | | 5,728 | 1,087 | 1,550 | 5,339 | 13,704 |
| 60 days past due allowance | | | | 2,122 | 748 | 978 | 643 | 4,491 |
| 90+ days past due loan balance | | | | 3,308 | 538 | 2,112 | 13,429 | 19,387 |
| 90+ days past due allowance | | | | 2,097 | 602 | 1,804 | 660 | 5,163 |
| Total loans | $1,896,310 | $2,456,420 | $67,594 | $1,574,587 | $733,832 | $149,745 | $547,125 | $7,425,613 |
| Total Allowance for Loan Losses | $ 18,627 | $ 47,164 | $ 615 | $ 19,059 | $ 6,667 | $ 7,113 | $ 4,512 | $ 103,757 |

| Allowance for Loan Losses Components: | Commercial Loans | Commercial R/E Loans | Leases | Installment Loans | Home Equity Loans | Credit Card Loans | Res Mortgage Loans | Total |
|---|---|---|---|---|---|---|---|---|
| | At December 31, 2007 | | | | | | | |
| | Loan Type | | | | | | | |
| | (In thousands) | | | | | | | |
| *Individually Impaired Loan Component:* | | | | | | | | |
| Loan balance | $ 1,869 | $ 14,684 | $ — | $ — | $ — | $ — | $ — | $ 16,553 |
| Allowance | 773 | 2,001 | — | — | — | — | — | 2,774 |
| *Collective Loan Impairment Components:* | | | | | | | | |
| Credit risk-graded loans | | | | | | | | |
| Grade 1 loan balance | 30,427 | 95 | 3,746 | | | | | 34,268 |
| Grade 1 allowance | 59 | — | 9 | | | | | 68 |
| Grade 2 loan balance | 198,519 | 141,719 | 4,546 | | | | | 344,784 |
| Grade 2 allowance | 951 | 679 | 26 | | | | | 1,656 |
| Grade 3 loan balance | 460,212 | 481,951 | 31,517 | | | | | 973,680 |
| Grade 3 allowance | 2,121 | 3,597 | 174 | | | | | 5,892 |
| Grade 4 loan balance | 884,174 | 1,489,622 | 32,365 | | | | | 2,406,161 |
| Grade 4 allowance | 13,311 | 21,525 | 570 | | | | | 35,406 |
| Grade 5 (Special Mention) loan balance | 64,965 | 86,654 | 1,453 | | | | | 153,072 |
| Grade 5 allowance | 4,015 | 4,339 | 85 | | | | | 8,439 |
| Grade 6 (Substandard) loan balance | 29,219 | 22,012 | 84 | | | | | 51,315 |
| Grade 6 allowance | 4,250 | 2,709 | 12 | | | | | 6,971 |
| Grade 7 (Doubtful) loan balance | 125 | 201 | — | | | | | 326 |
| Grade 7 allowance | 29 | 29 | — | | | | | 58 |
| *Consumer loans based on payment status:* | | | | | | | | |
| Current loan balances | | | 22 | 1,577,443 | 689,248 | 149,229 | 551,626 | 2,967,568 |
| Current loans allowance | | | — | 11,702 | 3,692 | 3,531 | 3,831 | 22,756 |
| 30 days past due loan balance | | | — | 14,526 | 1,207 | 1,803 | 13,261 | 30,797 |
| 30 days past due allowance | | | — | 1,387 | 254 | 689 | 610 | 2,940 |
| 60 days past due loan balance | | | — | 3,934 | 821 | 1,094 | 2,849 | 8,698 |
| 60 days past due allowance | | | — | 1,145 | 403 | 680 | 432 | 2,660 |
| 90+ days past due loan balance | | | — | 2,929 | 646 | 1,606 | 9,483 | 14,664 |
| 90+ days past due allowance | | | — | 1,455 | 526 | 1,402 | 1,202 | 4,585 |
| Total loans | $1,669,510 | $2,236,938 | $73,733 | $1,598,832 | $691,922 | $153,732 | $577,219 | $7,001,886 |
| Total Allowance for Loan Losses | $ 25,509 | $ 34,879 | $ 876 | $ 15,689 | $ 4,875 | $ 6,302 | $ 6,075 | $ 94,205 |

| Allowance for Loan Losses Components: | Commercial Loans | Commercial R/E Loans | Leases | Installment Loans | Home Equity Loans | Credit Card Loans | Res Mortgage Loans | Total |
|---|---|---|---|---|---|---|---|---|
| | At December 31, 2006 | | | | | | | |
| | Loan Type | | | | | | | |
| | (In thousands) | | | | | | | |
| *Individually Impaired Loan Component:* | | | | | | | | |
| Loan balance | $ 19,394 | $ 41,889 | $ — | $ — | $ — | $ — | $ — | $ 61,283 |
| Allowance | 973 | 515 | — | — | — | — | — | 1,488 |
| *Collective Loan Impairment Components:* | | | | | | | | |
| Credit risk-graded loans | | | | | | | | |
| Grade 1 loan balance | 28,350 | 2,789 | 3,526 | | | | | 34,665 |
| Grade 1 allowance | 82 | 2 | 12 | | | | | 96 |
| Grade 2 loan balance | 144,084 | 109,238 | 8,927 | | | | | 262,249 |
| Grade 2 allowance | 757 | 412 | 55 | | | | | 1,224 |
| Grade 3 loan balance | 377,713 | 366,903 | 33,115 | | | | | 777,731 |
| Grade 3 allowance | 2,235 | 1,902 | 229 | | | | | 4,366 |
| Grade 4 loan balance | 859,458 | 1,512,529 | 28,072 | | | | | 2,400,059 |
| Grade 4 allowance | 16,555 | 17,124 | 643 | | | | | 34,322 |
| Grade 5 (Special Mention) loan balance | 57,281 | 100,657 | 96 | | | | | 158,034 |
| Grade 5 allowance | 3,351 | 4,163 | 5 | | | | | 7,519 |
| Grade 6 (Substandard) loan balance | 42,771 | 30,604 | 2,196 | | | | | 75,571 |
| Grade 6 allowance | 5,598 | 3,118 | 257 | | | | | 8,973 |
| Grade 7 (Doubtful) loan balance | 442 | 19 | — | | | | | 461 |
| Grade 7 allowance | 150 | 3 | — | | | | | 153 |
| *Consumer loans based on payment status:* | | | | | | | | |
| Current loan balances | | | 1,802 | 1,600,560 | 728,302 | 142,598 | 576,927 | 3,050,189 |
| Current loans allowance | | | 6 | 15,058 | 2,499 | 3,578 | 3,201 | 24,342 |
| 30 days past due loan balance | | | 171 | 13,165 | 2,084 | 1,977 | 11,813 | 29,210 |
| 30 days past due allowance | | | 2 | 1,245 | 236 | 725 | 399 | 2,607 |
| 60 days past due loan balance | | | 30 | 4,340 | 523 | 1,122 | 4,840 | 10,855 |
| 60 days past due allowance | | | 1 | 1,180 | 150 | 660 | 524 | 2,515 |
| 90+ days past due loan balance | | | 36 | 1,682 | 564 | 1,856 | 14,428 | 18,566 |
| 90+ days past due allowance | | | 4 | 823 | 266 | 1,628 | 1,016 | 3,737 |
| Total loans | $1,529,493 | $2,164,628 | $77,971 | $1,619,747 | $731,473 | $147,553 | $608,008 | $6,878,873 |
| Total Allowance for Loan Losses | $ 29,701 | $ 27,239 | $ 1,214 | $ 18,306 | $ 3,151 | $ 6,591 | $ 5,140 | $ 91,342 |

A five-year summary of activity follows:

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (Dollars in thousands) | | | | |
| Allowance for loan losses at January 1, | $ 94,205 | $ 91,342 | $ 90,661 | $ 97,296 | $ 91,459 |
| Loans charged off: | | | | | |
| Commercial | 16,318 | 7,856 | 32,628 | 19,349 | 25,073 |
| Mortgage | 4,696 | 5,026 | 1,670 | 1,721 | 1,174 |
| Installment | 24,740 | 18,343 | 20,682 | 29,307 | 35,958 |
| Home equity | 4,153 | 4,151 | 3,847 | 4,340 | 3,085 |
| Credit cards | 9,821 | 8,497 | 8,294 | 11,320 | 11,254 |
| Manufactured housing | — | — | — | — | 443 |
| Leases | 26 | 41 | 3,607 | 3,068 | 2,012 |
| Overdrafts | 2,634 | 234 | — | — | — |
| Total | 62,388 | 44,148 | 70,728 | 69,105 | 78,999 |
| Recoveries: | | | | | |
| Commercial | 2,388 | 4,351 | 3,734 | 4,166 | 6,068 |
| Mortgage | 76 | 44 | 142 | 190 | 42 |
| Installment | 7,071 | 8,021 | 10,340 | 9,495 | 11,545 |
| Home equity | 851 | 1,265 | 1,293 | 1,302 | 1,430 |
| Credit cards | 1,831 | 1,842 | 2,123 | 2,348 | 2,920 |
| Manufactured housing | 247 | 323 | 451 | 710 | 1,088 |
| Leases | 104 | 286 | 303 | 439 | 491 |
| Overdrafts | 769 | 44 | — | — | — |
| Total | 13,337 | 16,176 | 18,386 | 18,650 | 23,584 |
| Net charge-offs | 49,051 | 27,972 | 52,342 | 50,455 | 55,415 |
| Allowance related to loans held for sale/sold | — | — | (23,089) | — | (12,671) |
| Provision for loan losses | 58,603 | 30,835 | 76,112 | 43,820 | 73,923 |
| Allowance for loan losses at December 31, | $ 103,757 | $ 94,205 | $ 91,342 | $ 90,661 | $ 97,296 |
| Average loans outstanding | $7,203,946 | $6,971,464 | $6,798,338 | $6,610,509 | $6,493,472 |
| Ratio to average loans: | | | | | |
| Net charge-offs | 0.68% | 0.40% | 0.77% | 0.76% | 0.85% |
| Net charge-offs and allowance related to loans held for sale/ sold | 0.68% | 0.40% | 1.11% | 0.76% | 1.05% |
| Provision for loan losses | 0.81% | 0.44% | 1.12% | 0.66% | 1.14% |
| Loans outstanding at end of year | $7,425,613 | $7,001,886 | $6,878,873 | $6,681,243 | $6,433,083 |
| Allowance for loan losses: | | | | | |
| As a percent of loans outstanding at end of year | 1.40% | 1.35% | 1.33% | 1.36% | 1.51% |
| As a multiple of net charge-offs | 2.12 | 3.37 | 1.75 | 1.80 | 1.76 |
| As a multiple of net charge-offs and allowance related to loans sold | 2.12 | 3.37 | 1.21 | 1.80 | 1.43 |

## Asset Quality

Making a loan to earn an interest spread inherently includes taking the risk of not being repaid. Successful management of credit risk requires making good underwriting decisions, carefully administering the loan portfolio and diligently collecting delinquent accounts.

The Corporation's Credit Policy Division manages credit risk by establishing common credit policies for its subsidiaries, participating in approval of their largest loans, conducting reviews of their loan portfolios, providing them with centralized consumer underwriting, collections and loan operations services, and overseeing their loan workouts. Notes 1, 3 and 4 to the consolidated financial statements, provide detailed information regarding the Corporation's credit policies and practices.

The Corporation's objective is to minimize losses from its commercial lending activities and to maintain consumer losses at acceptable levels that are stable and consistent with growth and profitability objectives.

***Nonperforming Loans are defined as follows:***

- ***Nonaccrual loans*** on which interest is no longer accrued because its collection is doubtful.
- ***Restructured loans*** on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.

***Nonperforming Assets are defined as follows:***

- ***Nonaccrual loans*** on which interest is no longer accrued because its collection is doubtful.
- ***Restructured loans*** on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.
- ***Other real estate (ORE)*** acquired through foreclosure in satisfaction of a loan.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| | (Dollars in thousands) | | | | |
| Nonperforming Loans: | | | | | |
| Nonaccrual | $52,202 | $31,433 | $54,362 | $62,262 | $40,516 |
| Restructured | — | — | — | — | — |
| Total impaired loans | 52,202 | 31,433 | 54,362 | 62,262 | 40,516 |
| ORE | 5,324 | 5,829 | 9,815 | 9,995 | 5,375 |
| Total nonperforming assets | $57,526 | 37,262 | 64,177 | 72,257 | 45,891 |
| Loans past due 90 days or more accruing interest | $23,928 | $11,702 | $16,860 | $17,931 | $20,703 |
| Total nonperforming assets as a percentage of total loans and ORE | 0.77% | 0.53% | 0.93% | 1.08% | 0.71% |

During 2008 the economic conditions in our markets continued to be challenging. Residential developers and homebuilders have been the most adversely affected, with the significant decrease of buyer resulting from a combination of the restriction of available credit and economic pressure impacting the consumer. The Corporation executed a complete review of all residential construction finance loans corporate-wide utilizing a more conservative interpretation of defined weakness. The review, coordinated by Loan Review, resulted in the downgrade of approximately $48.0 million of commercial real estate finance loans. These grade changes were partially offset by a number of upgrades, pay down and payoffs through out the year. Consumers continue to be under pressure due to high debt levels, limited refinance opportunities, increased cost of living and increasing unemployment. These conditions have resulted in increases in bankruptcies as well as charge offs. Commercial nonperforming loans increased $11.0 million while criticized loans increased $20.0 million.

During the first quarter of 2007, $73.7 million of commercial loans and $7.2 million of other real estate were sold. The loans were written down to their fair market value of $50.6 million and reclassified as loans held for sale in the fourth quarter of 2006. (Of the loans identified as held for sale, $41.1 million were classified as nonperforming and

$32.6 million were performing.) The loan sale yielded a gain of $4.1 million which was recorded in loan sales and servicing during the first quarter of 2007. The sale of other real estate resulted in a $0.5 million loss and was recorded in other operating loss also during the first quarter of 2007.

In 2008 nonperforming assets, other real estate includes $1.1 million of vacant land no longer considered for branch expansion and in 2007 other real estate includes $2.3 million of vacant land no longer considered for branch expansion and executive relocation properties both of which are not related to loan portfolios.

During 2008 and 2007, total nonperforming loans earned $36.7 thousand and $71.4 thousand, respectively, in interest income. Had they been paid in accordance with the payment terms in force prior to being considered impaired, on nonaccrual status, or restructured, they would have earned $2.7 million and $4.5 million in interest income for the years ended December 31, 2008 and 2007, respectively.

In addition to nonperforming loans and loans 90 day past due and still accruing interest, Management identified potential problem commercial loans (classified as substandard and doubtful) totaling $194.4 million at year-end 2008 and $36.8 million at year-end 2007. These loans are closely monitored for any further deterioration in the borrowers' financial condition and for the borrowers' ability to comply with terms of the loans.

| | Quarter Ended | | | | |
|---|---|---|---|---|---|
| | December 31, 2008 | September 30, 2008 | June 30, 2008 | March 31, 2008 | December 31, 2007 |
| | (In thousands) | | | | |
| Nonaccrual commercial loans beginning of period | $29,245 | $26,702 | $19,777 | $21,513 | $20,165 |
| Credit Actions: | | | | | |
| New | 18,217 | 7,504 | 15,710 | 2,390 | 7,523 |
| Loan and lease losses | (1,146) | (2,440) | (944) | (2,023) | (2,701) |
| Charged down | (4,458) | (1,135) | (2,794) | (1,429) | (267) |
| Return to accruing status | (123) | (409) | (3,301) | (20) | (1,118) |
| Payments | (1,540) | (977) | (1,746) | (654) | (2,089) |
| Sales | — | — | — | — | — |
| Nonaccrual commercial loans end of period | $40,195 | $29,245 | $26,702 | $19,777 | $21,513 |

Nonaccrual commercial loans have increased $18.7 million since December 31, 2007.

## Deposits, Securities Sold Under Agreements to Repurchase and Wholesale Borrowings

Average deposits for 2008 totaled $7.4 billion compared to $7.5 billion in 2007. Decreases in non-interest bearing and interest bearing demand accounts reflect a shift in customer preference for time deposit accounts with higher yields. The following ratios and table provide additional information about the change in the mix of customer deposits.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2006 | |
| | Average Balance | Average Rate | Average Balance | Average Rate | Average Balance | Average Rate |
| | (Dollars in thousands) | | | | | |
| Demand deposits- noninterest-bearing | $1,530,021 | — | $1,408,726 | — | $1,434,539 | — |
| Demand deposits- interest-bearing | 687,160 | 0.37% | 733,410 | 0.93% | 818,735 | 1.13% |
| Savings and money market accounts | 2,398,778 | 1.24% | 2,266,070 | 2.39% | 2,271,654 | 2.20% |
| Certificates and other time deposits | 2,801,623 | 3.78% | 3,045,715 | 4.81% | 2,859,218 | 4.33% |
| Total customer deposits | 7,417,582 | 1.86% | 7,453,921 | 2.78% | 7,384,146 | 2.48% |
| Securities sold under agreements to repurchase | 1,343,441 | 2.37% | 1,471,785 | 4.84% | 1,283,951 | 4.37% |
| Wholesale borrowings | 663,109 | 4.16% | 326,460 | 6.31% | 404,723 | 5.96% |
| Total funds | $9,424,132 | | $9,252,166 | | $9,072,820 | |

Total demand deposits comprised 29.89% of average deposits in 2008 compared to 28.74% in 2007 and 30.52% in 2006. Savings accounts, including money market products, made up 32.34% of average deposits in 2008 compared to 30.40% in 2007 and 30.76% in 2006. CDs made up 37.77% of average deposits in 2008, 40.86% in 2007 and 38.72% in 2006.

The average cost of deposits, securities sold under agreements to repurchase and wholesale borrowings was down 114 basis points compared to one year ago, or 2.10% in 2008 due to drop in interest rates and the disruption in the capital markets.

The following table summarizes CDs in amounts of $100 thousand or more as of year-end 2008, by time remaining until maturity.

| Time until maturity: | Amount (In thousands) |
|---|---|
| Under 3 months | $345,143 |
| 3 to 6 months | 144,660 |
| 6 to 12 months | 217,999 |
| Over 12 months | 113,353 |
| | $821,155 |

**Capital Resources**

The capital management objectives of the Corporation are to provide capital sufficient to cover the risks inherent in the Corporation's businesses, to maintain excess capital to well-capitalized standards and to assure ready access to the capital markets.

Shareholder's Equity

Shareholders' equity was $937.8 million at December 31, 2008, compared with $917.0 million at December 31, 2007. As of December 31, 2008, the annual common share dividend was $1.16. The market price ranges of the Corporation's common shares, and dividends by quarter for each of the last two years is shown in Item 5, Market For Registrant's Common Equity And Related Stockholder Matters And Issuer Purchases Of Equity Securities of this Report.

Capital Availability

As a result of recent market disruptions, the availability of capital (principally to financial services companies) has become significantly restricted. While some companies have been successful in raising additional capital, the cost of the capital has been substantially higher than the prevailing market rates prior to the market volatility. Management cannot predict when or if the markets will return to more favorable conditions.

Capital Adequacy

Capital adequacy is an important indicator of financial stability and performance. The Corporation maintained a strong capital position as tangible common equity to assets was 7.27% at December 31, 2008, compared with 7.56% at December 31, 2007.

Financial institutions are subject to a strict uniform system of capital-based regulations. Under this system, there are five different categories of capitalization, with "prompt corrective actions" and significant operational restrictions imposed on institutions that are capital deficient under the categories. The five categories are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

To be considered well capitalized an institution must have a total risk-based capital ratio of at least 10%, a Tier I capital ratio of at least 6%, a leverage capital ratio of at least 5%, and must not be subject to any order or directive requiring the institution to improve its capital level. An adequately capitalized institution has a total risk-based capital ratio of at least 8%, a Tier I capital ratio of at least 4% and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, depending on their actual capital levels. The appropriate federal regulatory agency may also downgrade an institution to the next lower capital category upon a determination that the institution is in an unsafe or unsound practice. Institutions are required to monitor closely their capital levels and to notify their appropriate regulatory agency of any basis for a change in capital category. At year-end 2008 the Corporation, on a consolidated basis, as well as FirstMerit Bank, exceeded the minimum capital levels of the well capitalized category.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2006 | |
| | (Dollars in thousands) | | | | | |
| **Consolidated** | | | | | | |
| Total equity | $ 937,843 | 8.45% | $ 916,977 | 8.82% | $846,111 | 8.25% |
| Common equity | 937,843 | 8.45% | 916,977 | 8.82% | 846,111 | 8.25% |
| Tangible common equity(a) | 797,195 | 7.27% | 775,755 | 7.56% | 704,001 | 6.96% |
| Tier 1 capital(b) | 870,870 | 10.19% | 840,290 | 10.37% | 804,959 | 10.07% |
| Total risk-based capital(c) | 1,007,679 | 11.80% | 1,001,539 | 12.36% | 993,716 | 12.44% |
| Leverage(d) | 870,870 | 8.19% | 840,290 | 8.24% | 804,959 | 7.95% |

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | | 2007 | | 2006 | |
| **Bank Only** | | | | | | |
| Total equity | $744,535 | 6.72% | $737,395 | 7.10% | $704,047 | 6.87% |
| Common equity | 744,535 | 6.72% | 737,395 | 7.10% | 704,047 | 6.87% |
| Tangible common equity(a) | 603,887 | 5.52% | 596,173 | 5.82% | 561,937 | 5.56% |
| Tier 1 capital(b) | 762,634 | 8.95% | 746,083 | 9.23% | 750,912 | 9.41% |
| Total risk-based capital(c) | 895,703 | 10.51% | 903,894 | 11.18% | 936,720 | 11.74% |
| Leverage(d) | 762,634 | 7.18% | 746,083 | 7.33% | 750,912 | 7.42% |

a) Common equity less all intangibles; computed as a ratio to total assets less intangible assets.

b) Shareholders' equity less goodwill; computed as a ratio to risk-adjusted assets, as defined in the 1992 risk-based capital guidelines.

c) Tier 1 capital plus qualifying loan loss allowance, computed as a ratio to risk adjusted assets as defined in the 1992 risk-based capital guidelines.

d) Tier 1 capital computed as a ratio to the latest quarter's average assets less goodwill.

Participation in the CPP under EESA

In response to the ongoing financial crisis affecting the banking system and financial markets, EESA was signed into law on October 3, 2008, which established TARP. As part of TARP, the Treasury established the CPP to provide up to $700 billion of funding to eligible financial institutions through the purchase of mortgages, mortgage-backed securities, capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets.

On January 9, 2009, FirstMerit completed the sale to the Treasury of $125.0 million of newly issued FirstMerit non-voting preferred shares as part of the CPP. All of the proceeds from this sale of the Series A Preferred Shares and the Warrant by FirstMerit to the Treasury will qualify as Tier I capital for regulatory purposes. The additional capital would have increased its Tier 1 capital ratio to 11.49% at December 31, 2008, and increased its total capital ratio to 13.09% at December 31, 2008. FirstMerit continues to evaluate the manner in which it intends to deploy the proceeds of this sale of the Series A Preferred Shares and Warrant.

## RISK MANAGEMENT

### Market Risk Management

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices, including the correlation among these factors and their volatility. When the value of an instrument is tied to such external factors, the holder faces "market risk." The Corporation is primarily exposed to interest rate risk as a result of offering a wide array of financial products to its customers.

Interest rate risk management

Changes in market interest rates may result in changes in the fair market value of the Corporation's financial instruments, cash flows, and net interest income. The Corporation seeks to achieve consistent growth in net interest income and capital while managing volatility arising from shifts in market interest rates. The Asset and Liability Committee ("ALCO") oversees market risk management, establishing risk measures, limits, and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. According to these policies, responsibility for measuring and the management of interest rate risk resides in the Corporate Treasury function.

Interest rate risk on the Corporation's balance sheets consists of reprice, option, and basis risks. Reprice risk results from differences in the maturity, or repricing, of asset and liability portfolios. Option risk arises from "embedded options" present in the investment portfolio and in many financial instruments such as loan prepayment options, deposit early withdrawal options, and interest rate options. These options allow customers opportunities to benefit when market interest rates change, which typically results in higher costs or lower revenue for the Corporation. Basis risk refers to the potential for changes in the underlying relationship between market rates or indices, which subsequently result in a narrowing of profit spread on an earning asset or liability. Basis risk is also present in administered rate liabilities, such as interest-bearing checking accounts, savings accounts and money market accounts where historical pricing relationships to market rates may change due to the level or directional change in market interest rates.

The interest rate risk position is measured and monitored using risk management tools, including earnings simulation modeling and economic value of equity sensitivity analysis, which capture both near-term and long-term interest rate risk exposures. Combining the results from these separate risk measurement processes allows a reasonably comprehensive view of short-term and long-term interest rate risk in the Corporation.

*Net interest income simulation analysis.* Earnings simulation involves forecasting net interest earnings under a variety of scenarios including changes in the level of interest rates, the shape of the yield curve, and spreads between market interest rates. The sensitivity of net interest income to changes in interest rates is measured using numerous interest rate scenarios including shocks, gradual ramps, curve flattening, curve steepening as well as forecasts of likely interest rates scenarios. Presented below is the Corporation's interest rate risk profile as of December 31, 2008:

| | Immediate Change in Rates and Resulting Percentage Increase/(Decrease) in Net Interest Income: | | | |
|---|---|---|---|---|
| | **−100 basis points** | **+ 100 basis points** | **+ 200 basis points** | **+ 300 basis points** |
| December 31, 2008 | * | 1.77% | 3.10% | 4.01% |
| December 31, 2007 | (0.40)% | (0.04)% | (0.44)% | (0.93%) |

* Modeling for the decrease in 100 basis points scenario has been suspended due to the current rate environment.

Modeling the sensitivity of net interest earnings to changes in market interest rates is highly dependent on numerous assumptions incorporated into the modeling process. To the extent that actual performance is different than what was assumed, actual net interest earnings sensitivity may be different than projected. The assumptions used in the models are Management's best estimate based on studies conducted by the ALCO department. The ALCO department uses a data-warehouse to study interest rate risk at a transactional level and uses various ad-hoc reports to refine assumptions continuously. Assumptions and methodologies regarding administered rate liabilities (e.g., savings, money market and interest-bearing checking accounts), balance trends, and repricing relationships reflect management's best estimate of expected behavior and these assumptions are reviewed regularly.

*Economic value of equity modeling.* The Corporation also has longer-term interest rate risk exposure, which may not be appropriately measured by earnings sensitivity analysis. ALCO uses economic value of equity ("EVE") sensitivity analysis to study the impact of long-term cash flows on earnings and capital. EVE involves discounting present values of all cash flows of on balance sheet and off balance sheet items under different interest rate scenarios. The discounted present value of all cash flows represents the Corporation's economic value of equity. The analysis requires modifying the expected cash flows in each interest rate scenario, which will impact the discounted present value. The amount of base-case measurement and its sensitivity to shifts in the yield curve allow management to measure longer-term repricing and option risk in the balance sheet. Presented below is the Corporation's EVE profile as of December 31, 2008 and 2007:

| | Immediate Change in Rates and Resulting Percentage Increase/(Decrease) in EVE: | | | |
|---|---|---|---|---|
| | −100 basis points | + 100 basis points | + 200 basis points | + 300 basis points |
| December 31, 2008 | * | 2.05% | 0.91% | (0.84)% |
| December 31, 2007 | (4.04)% | (0.77)% | (3.35)% | (6.85%) |

* Modeling for the decrease in 100 basis points scenario has been suspended due to the current rate environment.

During the year ended December 31, 2008, an additional $298.4 million (excluding security valuation adjustments) of maturing investment portfolio cash flows were reinvested. The net reduction of funds coupled with loan growth increased the dependency on deposit growth which would have to be made up by increased wholesale borrowing. The duration of the portfolio is 2.33% as of December 31, 2008 as compared to 2.84% on December 31, 2007.

*Interest rate sensitivity analysis.* The Corporation analyzes the historical sensitivity of its interest bearing transaction accounts to determine the portion that it classifies as interest rate sensitive versus the portion classified over one year. The following analysis divides interest bearing assets and liabilities into maturity categories and measures the "GAP" between maturing assets and liabilities in each category. The analysis shows that assets maturing within one year exceed liabilities maturing within the same period by $414.0 million. Focusing on estimated repricing activity within one year, the Corporation was in a liability sensitive position at December 31, 2008 as illustrated in the following table.

| | 1-30 Days | 31-60 Days | 61-90 Days | 91-180 Days | 181-365 Days | Over 1 Year | Total |
|---|---|---|---|---|---|---|---|
| | | | | (In thousands) | | | |
| Interest Earning Assets: | | | | | | | |
| Loans and leases | $3,529,722 | $ 168,309 | $ 161,211 | $396,883 | $ 858,436 | $2,322,193 | $ 7,436,754 |
| Investment securities and federal funds sold | 162,446 | 100,787 | 332,766 | 195,555 | 388,955 | 1,592,339 | 2,772,848 |
| Total Interest Earning Assets | $3,692,168 | $ 269,096 | $ 493,977 | $592,438 | $1,247,391 | $3,914,532 | $10,209,602 |
| Interest Bearing Liabilities: | | | | | | | |
| Demand — interest bearing | 12,573 | — | 121,660 | — | — | 532,382 | 666,615 |
| Savings and money market accounts | 1,108,380 | 124,863 | 406,314 | 113,333 | — | 759,441 | 2,512,331 |
| Certificate and other time deposits | 410,183 | 256,191 | 207,537 | 502,212 | 960,265 | 444,811 | 2,781,199 |
| Securities sold under agreements to repurchase | 721,390 | 25,000 | 50,000 | 50,000 | — | 75,000 | 921,390 |
| Wholesale borrowings | 610,893 | 75,000 | 60,000 | 230 | 65,000 | 533,072 | 1,344,195 |
| Total Interest Bearing Liabilities | $2,863,419 | $ 481,054 | $ 845,511 | $665,775 | $1,025,265 | $2,344,706 | $ 8,225,730 |
| Total GAP | $ 828,749 | $(211,958) | $(351,534) | $ (73,337) | $ 222,126 | $1,569,826 | $ 1,983,872 |
| Cumulative GAP | $ 828,749 | $ 616,791 | $ 265,257 | $191,920 | $ 414,046 | $1,983,872 | |

*Management of interest rate exposure.* Management uses the results of its various simulation analyses to formulate strategies to achieve desired risk profile within the parameters of the Corporation's capital and liquidity guidelines. Specifically, Management actively manages interest rate risk positions by using derivatives predominately in the form of interest rate swaps, which modify the interest rate characteristics of certain assets and liabilities. For more information about how the Corporation uses interest rate swaps to manage its balance sheet, see Note 1 (Summary of Significant Accounting Policies) and Note 17 (Financial Instruments with Off-Balance-Sheet Risk) to the consolidated financial statements.

**Liquidity Risk Management**

Liquidity risk is the possibility of the Corporation being unable to meet current and future financial obligations in a timely manner. Liquidity is managed to ensure stable, reliable and cost-effective sources of funds to satisfy demand for credit, deposit withdrawals and investment opportunities. The Corporation considers core earnings, strong capital ratios and credit quality essential for maintaining high credit ratings, which allow the Corporation cost-effective access to market-based liquidity. The Corporation relies on a large, stable core deposit base and a diversified base of wholesale funding sources to manage liquidity risk.

The Treasury Group is responsible for identifying, measuring and monitoring the Corporation's liquidity profile. The position is evaluated daily, weekly and monthly by analyzing the composition of all funding sources, reviewing projected liquidity commitments by future month and identifying sources and uses of funds. The Treasury Group also prepares a contingency funding plan that details the potential erosion of funds in the event of a systemic financial market crisis or institution-specific stress. In addition, the overall management of the Corporation's liquidity position is integrated into retail deposit pricing policies to ensure a stable core deposit base.

The Corporation's primary source of liquidity is its core deposit base, raised through its retail branch system, along with unencumbered, or unpledged, investment securities. The Corporation also has available unused wholesale sources of liquidity, including advances from the Federal Home Loan Bank of Cincinnati, borrowings through the discount window of the Federal Reserve Bank of Cleveland, debt issuance through dealers in the capital markets and access to certificates of deposit issued through brokers. Liquidity is also provided by unencumbered, or unpledged, investment securities that totaled $677.6 million at December 31, 2008.

The Corporation's liquidity could be adversely affected by both direct and indirect circumstances. An example of a direct event would be a downgrade in FirstMerit's public credit rating by a rating agency due to factors such as deterioration in asset quality, a large charge to earnings, a decline in profitability or other financial measures, or a significant merger or acquisition. Examples of indirect events unrelated to the Corporation that could have an effect on FirstMerit's access to liquidity would be terrorism or war, natural disasters, political events, or the default or bankruptcy of a major corporation, mutual fund or hedge fund. Similarly, market speculation or rumors about FirstMerit or the banking industry in general may adversely affect the cost and availability of normal funding sources.

Certain credit markets that the Corporation participates in (from time to time), as sources of funding have been significantly disrupted and highly volatile since July 2007. As a means of maintaining adequate liquidity, the Corporation, like many other financial institutions, has relied more heavily on the liquidity and stability present in the short-term and secured credit markets since access to unsecured term debt has been restricted. Short-term funding has been available and cost effective. However, if further market disruption were to also reduce the cost effectiveness and availability of these funds for a prolonged period of time, management may need to secure other funding alternatives.

The Corporation maintains a liquidity contingency plan that outlines the process for addressing a liquidity crisis. The plan provides for an evaluation of funding sources under various market conditions. It also assigns specific roles and responsibilities for effectively managing liquidity through a problem period.

*Funding Trends for the Year* — For the year ended December 31, 2008, lower cost core deposits increased by $310.9 million. In aggregate, total deposits increased $285.9 million reflecting the increased competition in the Corporation's market and the customer flight to alternate investments with the drop in interest rates. Securities sold under agreements to repurchase decreased by $334.7 million from the end of 2007 to year-end 2008. Wholesale borrowing increased $639.1 million from the end of 2007 to year-end 2008. The Corporation's loan to deposit ratio increased to 97.74% at December 31, 2008 compared to 95.50% at December 31, 2007.

*Parent Company Liquidity* — The Corporation manages its liquidity principally through dividends from the bank subsidiary. The parent company has sufficient liquidity to service its debt; support customary corporate operations and activities (including acquisitions) at a reasonable cost, in a timely manner and without adverse consequences; as well as pay dividends to shareholders.

During the year ended December 31, 2008, FirstMerit Bank paid $107.0 million in dividends to FirstMerit Corporation. As of December 31, 2008, FirstMerit Bank had an additional $31.6 million available to pay dividends without regulatory approval.

*Recent Market and Regulatory Developments.* Recent market conditions have made it difficult or uneconomical to access the capital markets. As a result, the United States Congress, the Treasury, and the FDIC have announced various programs designed to enhance market liquidity and bank capital.

In response to the ongoing financial crisis affecting the banking system and financial markets, EESA was signed into law on October 3, 2008, and established TARP. As part of TARP, the Treasury established the CPP to provide up to $700 billion of funding to eligible financial institutions through the purchase of mortgages, mortgage-backed securities, capital stock and other financial instruments for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On January 9, 2009, FirstMerit completed the sale to the Treasury of $125.0 million of Series A Preferred Shares as part of the CPP.

Separately, the FDIC announced its temporary liquidity guarantee program ("TLPG") pursuant to which the FDIC will guarantee the payment of certain newly-issued senior unsecured debt of insured depository institutions ("Debt Guarantee") and funds held at FDIC-insured depository institutions in noninterest-bearing transaction accounts in excess of the current standard maximum deposit insurance amount of $250,000 ("Transaction Account Guarantee"). Both guarantees were provided to eligible institutions, including the Corporation, at no cost through December 5, 2008. Participation in the TLPG subsequent to December 5, 2008 is optional.

The Corporation has elected to participate in the TLPG subsequent to December 5, 2008. The Transaction Account Guarantee is effective for the Corporation through January 1, 2010. Under the Debt Guarantee, qualifying senior unsecured debt newly issued by the Corporation during the period from October 14, 2008 to June 30, 2009, inclusive, is covered by the FDIC guarantee. The maximum amount of debt that eligible institutions can issue under the guarantee is 125% of the par value of the entity's qualifying senior unsecured debt, excluding debt to affiliates that was outstanding as of September 30, 2008, and scheduled to mature by June 30, 2009. The FDIC will provide guarantee coverage until the earlier of the eligible debt's maturity or June 30, 2012.

Participants in the Debt Guarantee Program will be assessed an annualized fee of 75 basis points for its participation, and an annualized fee of 10 basis points for its participation in the Transaction Account Guarantee. To the extent that these initial assessments are insufficient to cover the expense or losses arising under TLPG, the FDIC is required to impose an emergency special assessment on all FDIC-insured depository institutions as prescribed by the Federal Deposit Insurance Act.

ARRA (the American Recovery and Reinvestment Act of 2009, more commonly known as the economic stimulus or economic recovery package), was signed into law on February 17, 2009, by President Obama. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including FirstMerit, until the institution has repaid the Treasury, which is permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency.

**Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements**

The Corporation has various contractual obligations which are recorded as liabilities in our consolidated financial statements. The following table summarizes the Corporation's significant obligations at December 31, 2008 and the future periods in which such obligations are expected to be settled in cash. Additional details regarding these obligations are provided in the footnotes to the consolidated financial statements, as referenced in the table:

**Contractual Obligations**

| | Financial Statement Note Reference | Payments Due in | | | | |
|---|---|---|---|---|---|---|
| | | Total | One Year or Less | One to Three Years | Three to Five Years | Over Five Years |
| | | (In thousands) | | | | |
| Deposits without a stated maturity(a) | | $4,816,480 | 4,816,480 | — | — | — |
| Consumer and brokered certificates of deposits(a) | | 2,781,199 | 2,296,616 | 470,925 | 6,214 | 7,444 |
| Federal funds borrowed and security repurchase agreements | 10 | 921,390 | 821,390 | 25,000 | 50,000 | 25,000 |
| Long-term debt | 10 | 1,344,195 | 650,278 | 605,141 | 61,740 | 27,036 |
| Operating leases(b) | 18 | 37,136 | 5,791 | 9,881 | 7,544 | 13,920 |
| Capital lease obligations(c) | 18 | — | — | — | — | — |
| Purchase obligations(c) | | — | — | — | — | — |
| Reserves for uncertain tax positions(d) | 11 | 1,725 | 1,725 | — | — | — |
| Total | | $9,902,125 | 8,592,280 | 1,110,947 | 125,498 | 73,400 |

(a) Excludes interest.

(b) The Corporation's operating lease obligations represent commitments under non-cancelable operating leases on branch facilities and equipment.

(c) There were no material purchase or capital lease obligations outstanding at December 31, 2008.

(d) Gross unrecognized income tax benefits as required under FIN 48, see Footnote 11 for further discussion.

The following table details the amounts and expected maturities of significant commitments and off-balance sheet arrangements as of December 31, 2008. Additionally details of these commitments are provided in the footnotes to the consolidated financial statements, as referenced in the following table:

**Commitments and Off Balance Sheet Arrangments**

| | Financial Statement Note Reference | Payments Due in | | | | |
|---|---|---|---|---|---|---|
| | | Total | One Year or Less | One to Three Years | Three to Five Years | Over Five Years |
| | | (In thousands) | | | | |
| Commitments to extend credit(e) | 17 | $3,035,396 | $1,587,466 | $486,298 | $430,623 | $531,009 |
| Standby letters of credit | 17 | 160,805 | 80,750 | 41,423 | 32,708 | 5,924 |
| Loans sold with recourse(e) | 17 | 38,851 | 38,851 | — | — | — |
| Postretirement benefits(f) | 12 | 28,639 | 2,383 | 5,342 | 5,624 | 15,290 |
| Total | | $3,263,691 | $1,709,450 | $533,063 | $468,955 | $552,223 |

(e) Commitments to extend credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

(f) The postretirement benefit payments represent actuarilly determined future benefits to eligible plan participants. SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106") requires that the liability be recorded at net present value while the future payments contained in this table have not been discounted.

**Critical Accounting Policies**

The Corporation's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and follow general practices within the financial services industry in which it operates. All accounting policies are important, and all policies described in Note 1 (Summary of

Significant Accounting Policies) provide a greater understanding of how the Corporation's financial performance is recorded and reported.

Some accounting policies are more likely than others to have a significant effect on the Corporation's financial results and to expose those results to potentially greater volatility. The policies require Management to exercise judgment and make certain assumptions and estimates that affect amounts reported in the financial statements. These assumptions and estimates are based on information available as of the date of the financial statements.

Management relies heavily on the use of judgment, assumptions and estimates to make a number of core decisions, including accounting for the allowance for loan losses, income taxes, derivative instruments and hedging activities, and assets and liabilities that involve valuation methodologies. A brief discussion of each of these areas follows.

*Allowance for Loan Losses.* As explained in Note 1 (Summary of Significant Accounting Policies) and Note 4 (Allowance for Loan Losses) to the consolidated financial statements, the allowance for loan losses represents Management's estimate of probable credit losses inherent in the loan portfolio. This estimate is based on the current economy's impact on the timing and expected amounts of future cash flows on impaired loans, as well as historical loss experience associated with homogenous pools of loans.

Management's estimate of the allowance for the commercial portfolio could be affected by risk rating upgrades or downgrades as a result of fluctuations in the general economy, developments within a particular industry, or changes in an individual credit due to factors particular to that credit such as competition, management or business performance. A reasonably possible scenario would be an estimated 10% migration of lower risk-related pass credits to criticized status which could increase the inherent losses by $27.3 million. A 10% reduction in the level of criticized credits is also possible, which would result in an estimated $1.5 million lower inherent loss.

For the consumer portfolio, where individual products are reviewed on a group basis or in loan pools, losses can be affected by such things as collateral value, loss severity, the economy, and other uncontrollable factors. The consumer portfolio is largely comprised of loans that are secured by primary residences and home equity lines and loans. A 10 basis point increase or decrease in the estimated loss rates on the residential mortgage and home equity line and loan portfolios would increase the inherent losses by $1.4 million. A 10 basis point decrease or decrease in the estimated loss rates on the residential mortgage and home equity line and loan portfolios would decrease the inherent losses by $1.2 million. The remaining consumer portfolio inherent loss analysis includes reasonably possible scenarios with estimated loss rates increasing or decreasing by 25 basis points, which would change the related inherent losses by $8.6 million. A 25 basis point increase in the estimated loss rates would increase the inherent losses by $4.4 million and a 25 basis point decrease in the estimated loss rates would decrease the inherent losses by $4.2 million.

Additionally the estimate of the allowance for loan losses for the entire portfolio may change due to modifications in the mix and level of loan balances outstanding and general economic conditions as evidenced by changes in interest rates, unemployment rates, bankruptcy filings, used car prices and real estate values. While no one factor is dominant, each has the ability to result in actual loan losses which differ from originally estimated amounts.

The information presented above demonstrates the sensitivity of the allowance to key assumptions. This sensitivity analysis does not reflect an expected outcome.

*Income Taxes.* The income tax amounts in Note 11 (Federal Income Taxes) to the consolidated financial statements reflect the current period income tax expense for all periods' shown, as well as future tax liabilities associated with differences in the timing of expenses and income recognition for book and tax accounting purposes. The calculation of the Corporation's income tax provision is complex and requires the use of estimates and judgments in its determination. The current income tax liability also includes Management's estimate of potential adjustments by taxing authorities. Changes to the Corporation's estimated accrued taxes can occur periodically due to changes in tax rates, implementation of new business strategies, resolution of issues with taxing authorities regarding previously taken tax positions and newly enacted statutory, judicial and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to the Corporation's operating results for any particular reporting period. The potential impact to the Corporation's operating results for any of the changes cannot be reasonably estimated.

*Derivative instruments and hedging activities.* The Corporation uses interest rate swaps, interest rate lock commitments and forward contracts sold to hedge interest rate risk for asset and liability management purposes. The Corporation's accounting policies related to derivatives reflect the guidance in SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as revised and further interpreted by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," ("SFAS 133") and other related accounting guidance. In accordance with this accounting guidance, all derivatives are recognized as either "other assets" or "other liabilities" on the consolidated balance sheet at fair value. Accounting for changes in the fair value (i.e., gains or losses) of a particular derivative differs depending on whether the derivative has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. The application of hedge accounting requires significant judgment to interpret the relevant accounting guidance, as well as to assess hedge effectiveness, identify similar hedged item groupings, and measure changes in the fair value of the hedged items. Management believes that its methods of addressing these judgmental areas and applying the accounting guidance are in accordance with GAAP and consistent with industry practices. However, interpretations of SFAS No. 133 and related guidance continue to change and evolve. In the future, these evolving interpretations could result in material changes to the Corporation's accounting for derivative financial instruments and related hedging activities. Although such changes may not have a material effect on the Corporation's financial condition, they could have a material adverse effect on the Corporation's results of operations in the period they occur.

Derivative instruments and hedging activities are more fully described in Note 1 and Note 17 (Financial Instruments with Off-Balance Sheet Risk) to the consolidated financial statements.

*Valuation Measurements.* Valuation methodologies often involve a significant degree of judgment, particularly when there are no observable active markets for the items being valued. Investment securities, residential mortgage loans held for sale and derivatives are carried at fair value, as defined in SFAS No. 157 "Fair Value Measurement" ("SFAS 157"), which requires key judgments affecting how fair value for such assets and liabilities is determined. In addition, the outcomes of valuations have a direct bearing on the carrying amounts of goodwill, mortgage servicing rights, and pension and other postretirement benefit obligations. To determine the values of these assets and liabilities, as well as the extent to which related assets may be impaired, Management makes assumptions and estimates related to discount rates, asset returns, prepayment rates and other factors. The use of different discount rates or other valuation assumptions could produce significantly different results, which could affect the Corporation's results of operations.

*Fair value measurement*

Pursuant to SFAS 157, the Corporation uses fair value measurements to record certain assets and liabilities at fair value and determine fair value disclosures. Additional information regarding fair value measurement is included in the subsection captioned "Fair Value Measurement" within the section captioned "Other Information" within Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 16 (Fair Value Measurement) to the consolidated financial statements.

*Goodwill*

Under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), the Corporation is required to evaluate goodwill for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Corporation has elected to test for goodwill impairment as of November 30$^{th}$ of each year. The valuation and testing methodologies used in the Corporation's analysis of goodwill impairment are summarized in Note 1 under the heading "Goodwill and Intangible Assets" to the consolidated financial statements. The key assumptions used to determine the fair values of the Corporation's reporting units included: (a) cash flow period of 5 years; (b) terminal values based upon a terminal growth rate of 5%; and (c) a discount rate of 11%, which is based on the Corporation's weighted average cost of capital adjusted for the risks associated with its operations. A variance in these assumptions could have a significant effect on the determination of goodwill impairment. For example, a 6% increase in the estimated weighted average cost of capital would result in the carrying amount of the Retail reporting unit exceeding fair value. The Corporation cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the effect of the economic environment on the Corporation's customer base, or a material negative change in its relationship with significant customers.

*Mortgage Servicing Rights*

When the Corporation sells mortgage loans in the secondary market, it may retain the right to service the loans sold in exchange for a servicing fee that is collected over the life of the loan as the payments are received from the borrower. Such amounts are initially capitalized as mortgage servicing rights on the Consolidated Balance Sheets at current fair value. In accordance with SFAS No. 156, "Accounting for Servicing of Financial Assets — an Amendment of FASB Statement No. 140" ("SFAS 156"), mortgage servicing rights are remeasured at each subsequent reporting date using the amortization method. Under the amortization method, mortgage servicing rights are amortized in proportion to, and over the period of, estimated net servicing income. Amortization is recorded in loan sales and servicing income. At each reporting period, mortgage servicing rights are assessed for impairment based on fair value of those rights.

The fair value of mortgage servicing rights typically rises as market interest rates increase and declines as market interest rates decrease; however, the extent to which this occurs depends in part on (1) the magnitude of changes in market interest rates, and (2) the differential between the then current market interest rates for mortgage loans and the mortgage interest rates included in the mortgage-servicing portfolio. Since sales of mortgage servicing rights tend to occur in private transactions and the precise terms and conditions of the sales are typically not readily available, there is a limited market to refer to in determining the fair value of mortgage servicing rights. As such, like other participants in the mortgage banking business, the Corporation relies primarily on a discounted cash flow model to estimate the fair value of its mortgage servicing rights. The Corporation utilizes a third party vendor to perform the modeling to estimate the fair value of its mortgage servicing rights. The Corporation reviews the estimated fair values and assumptions used by the third party in the model on a quarterly basis. The Corporation also compares the estimates of fair value and assumptions to recent market activity and against its own experience.

*Prepayment Speeds:* Generally, when market interest rates decline and other factors favorable to prepayments occur there is a corresponding increase in prepayments as customers refinance existing mortgages under more favorable interest rate terms. When a mortgage loan is prepaid the anticipated cash flows associated with servicing that loan are terminated, resulting in a reduction of the fair value of the capitalized mortgage servicing rights. To the extent that actual borrower prepayments do not react as anticipated by the prepayment model (i.e., the historical data observed in the model does not correspond to actual market activity), it is possible that the prepayment model could fail to accurately predict mortgage prepayments and could result in significant earnings volatility. To estimate prepayment speeds, the Corporation utilizes a third-party prepayment model, which is based upon statistically derived data linked to certain key principal indicators involving historical borrower prepayment activity associated with mortgage loans in the secondary market, current market interest rates and other factors, including the Corporation's own historical prepayment experience. For purposes of model valuation, estimates are made for each product type within the mortgage servicing rights portfolio on a monthly basis.

*Discount Rate:* Represents the rate at which expected cash flows are discounted to arrive at the net present value of servicing income. Discount rates will change with market conditions (i.e., supply vs. demand) and be reflective of the yields expected to be earned by market participants investing in mortgage servicing rights.

*Cost to Service:* Expected costs to service are estimated based upon the incremental costs that a market participant would use in evaluating the potential acquisition of mortgage servicing rights.

*Float Income:* Estimated float income is driven by expected float balances (principal, interest and escrow payments that are held pending remittance to the investor or other third party) and current market interest rates, including the six month average of the three-month London Inter-Bank Offered Rate ("LIBOR") index, which are updated on a monthly basis for purposes of estimating the fair value of mortgage servicing rights.

Additional information pertaining to the accounting for mortgage servicing rights is included in Note 6 (Mortgage Servicing Rights and Mortgage Servicing Activity) to the consolidated financial statements.

*Pension and other postretirement benefits*

The Corporation sponsors several qualified and nonqualified pension and other postretirement benefit plans for certain of its employees. The Corporation's accounting policies related to pensions and other postretirement benefits reflects the guidance in SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement

Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). Several statistical and other factors, which attempt to anticipate future events, are used in calculating the expense and liability related to the plans. Key factors include assumptions about the expected rates of return on plan assets, discount rates, and health care cost trend rates, as determined by the Corporation, within certain guidelines. The Corporation considers market conditions, including changes in investment returns and interest rates, in making these assumptions.

The Corporation's pension administrative committee ("Committee") has developed a "Statement of Investment Policies and Objectives" ("Statement") to assist FirstMerit and the investment managers of the pension plan in effectively supervising and managing the assets of the pension plan. The investment philosophy contained in the Statement sets the investment time horizon as long term and the risk tolerance level as slightly above average while requiring diversification among several asset classes and securities. Without sacrificing returns, or increasing risk, the Statement recommends a limited number of investment manager relationships and permits both separate accounts and commingled investments vehicles. Based on the demographics, actuarial/funding situation, business and financial characteristics and risk preference, the Statement defines that the pension fund as a total return investor return and accordingly current income is not a key goal of the plan.

The pension asset allocation policy has set guidelines based on the plan's objectives, characteristics of the pension liabilities, industry practices, the current market environment, and practical investment issues. The Committee has decided to investment in traditional (i.e., publicly traded securities) and not alternative asset classes (e.g., private equity, hedge funds, real estate, etc.) at this time.

Assumed discount rates reflect the time value of money as of the measurement date in determining the present value of future cash outflows for pension and postretirement benefit payments. The objective of setting a discount rate is to establish an obligation for postretirement benefits equivalent to an amount that, if invested in high-quality fixed income securities, would provide the necessary future cash flows to pay the pension and postretirement benefits when due. Assumed discount rates are reëvaluated at each measurement date. If the general level of interest rates rises or declines, the assumed discount rates will change in a similar manner.

The Corporation previously established the discount rate using the Moody's Aa Corporate Bond Rate ("Moody's Rate"). Due to recent changes in the bond market, Moody's Rate no longer provides the best estimate of cash flows resulting from investment in high-quality fixed income securities. SFAS 158 allows a change in method for estimating the discount rate if facts and circumstances indicate that a different method would result in a better estimate of the discount rate. The bond market has seen a significant decline in the percentage of all bond issues of at least Aa quality over the past several years. The latter, coupled with the change in the bond issues that comprise the basis for Moody's Rate, has resulted in Management's decision to change the method used to the set discount rate for the year ended December 31, 2008. As of December 31, 2008 cash flows specific to each plan along with the Hewitt Top Quartile yield curve ("Hewitt Yield Curve") were used by the Corporation as the basis for estimating the discount rate. The Hewitt Yield Curve provides the best estimate of cash flows from investment in high-quality fixed income securities to be used to pay the Corporation's pension and postretirement benefits when due.

The primary assumptions used in determining the Corporation's pension and postretirement benefit obligations and related expenses are presented in Note 12 (Benefit Plans) to the consolidated financial statements. The actuarial assumptions used by the Corporation may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. While the Corporation believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions might materially affect the Corporation's financial position or results of operations.

*Other than temporary impairment*

When potential asset impairment is identified through testing, observable changes in active markets or other means, Management must exercise judgment to determine the nature of the potential impairment (i.e., temporary or other-than-temporary) in order to apply the appropriate accounting treatment. For example, unrealized losses on securities available for sale that are deemed temporary are recorded in shareholders' equity; those deemed "other-than-temporary" are recorded in earnings. Additional information regarding temporary and other-than-temporary impairment on securities available for sale is provided in Note 2 (Investment Securities) to the consolidated financial statements.

## OTHER ITEMS

### Fair value measurement

As a financial services institution, fair value measurements are applied to a significant portion of the Corporation's consolidated balance sheet. A summary of line items significantly affected by fair value measurements, a brief description of current accounting practices and current valuation methodologies are presented below. As of December 31, 2008, the total amount of assets and liabilities measured at fair value using significant unobservable inputs was 3.6% and 0%, respectively, in relation to the total amount of assets and liabilities measured at fair value. See Note 16 (Fair Value Measurement) to the consolidated financial statements for additional information.

- *Securities available-for-sale:* Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices when available. If quoted prices are not available, fair values are measured using independent third party pricing services.

  Level 1 securities include money market mutual funds. Level 2 securities include U.S. Agency securities, mortgage backed securities, municipal securities and certain collateralized mortgage obligation securities. Securities classified as Level 3 are primarily trust-preferred securities valued based on non-binding broker quotes. The non-binding nature of the pricing results in a classification as Level 3.

- *Derivatives:* Derivatives include interest rate swaps and commitment and forward sales contracts related to residential mortgage loan origination activity. Valuations for interest rate swaps are derived from third party models whose significant inputs are readily observable market parameters, primarily yield curves, with appropriate adjustments for liquidity and credit risk. These fair value measurements are classified as Level 2. The fair values of mortgage interest rate commitments and forward sales contracts on the associated loans are based on quoted prices for similar loans in the secondary market, consistent with the valuation of residential mortgage loans held for sale. These measurements are classified as Level 2.

- *Loans held for sale:* Effective August 1, 2008, residential mortgage loans originated subsequent to this date are recorded at fair value in accordance with SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). Prior to this, these residential loans had been recorded at the lower of cost or market value. These loans are regularly traded in active markets, primarily to the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), and observable pricing information is available from these market participants. The prices are adjusted as necessary to include any embedded servicing value in the loans and to take into consideration the specific characteristics of certain loans that are priced based on the pricing of similar loans. The adjustments represent unobservable inputs to the valuation but are not considered significant to the fair value of the loans. Accordingly, residential real estate loans held for sale are classified as Level 2.

- *Mortgage Servicing Rights:* As previously mentioned, the Corporation carries its mortgage servicing rights at lower of cost or market value, and, therefore, can be subject to fair value measurements on a nonrecurring basis. Mortgage servicing rights do not trade in an active market with readily observable prices. Accordingly, the Corporation uses an independent third party consultant that employs a valuation model that calculates the present value of estimated future net servicing income. Since the valuation model uses significant unobservable inputs, the Corporation classifies mortgage servicing rights as Level 3. Additional information can be found under the Critical Accounting Policies within Management's Discussion and Analysis of Financial Condition and Results of Operation and Note 6 (Mortgage Servicing Rights and Mortgage Servicing Activity) to the consolidated financial statements.

- *Impaired and nonaccrual loans:* Fair value adjustments for these items typically occur when there is evidence of impairment. Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. The Corporation measures fair value based on the value of the collateral securing the loans. Collateral may be in the form of real estate or personal property including equipment and inventory. The vast majority of the collateral is real estate. The value of the collateral is determined based on internal estimates as well as third party appraisals or non-binding broker quotes. These measurements were classified as Level 3.

- *Other Property:* Other property includes foreclosed assets and properties securing residential and commercial loans. Foreclosed assets are adjusted to fair value less costs to sell upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carry value or fair value less costs to sell. Fair value is generally based upon internal estimates and third party appraisals or non-binding broker quotes and, accordingly, considered a Level 3 classification.

### Forward-Looking Statements — Safe Harbor Statement

Information in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section within this report, which is not historical or factual in nature, and which relates to expectations for future shifts in loan portfolio to consumer and commercial loans, increase in core deposits base, allowance for loan losses, demands for the Corporation's services and products, future services and products to be offered, increased numbers of customers, and like items, constitute forward-looking statements that involve a number of risks and uncertainties. The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; new service and product offerings by competitors and price pressures; and like items.

The Corporation cautions that any forward-looking statements contained in this report, in a report incorporated by reference to this report, or made by management of FirstMerit in this report, in other reports and filings, in press releases and in oral statements, involve risks and uncertainties and are subject to change based upon the factors listed above and like items. Actual results could differ materially from those expressed or implied, and therefore the forward-looking statements should be considered in light of these factors. The Corporation may from time to time issue other forward-looking statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information presented in the "Market Risk Management" section at pages 38 — 40 under Item 7 of this Annual Report.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### CONSOLIDATED BALANCE SHEETS

### FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | (In thousands) | |
| **ASSETS** | | |
| Cash and due from banks | $ 178,406 | $ 207,335 |
| Investment securities (at market value) and federal funds sold | 2,772,848 | 2,460,453 |
| Loans held for sale | 11,141 | 47,341 |
| Loans: | | |
| Commercial loans | 4,352,730 | 3,906,448 |
| Mortgage loans | 547,125 | 577,219 |
| Installment loans | 1,574,587 | 1,598,832 |
| Home equity loans | 733,832 | 691,922 |
| Credit card loans | 149,745 | 153,732 |
| Leases | 67,594 | 73,733 |
| Total loans | 7,425,613 | 7,001,886 |
| Allowance for loan losses | (103,757) | (94,205) |
| Net loans | 7,321,856 | 6,907,681 |
| Premises and equipment, net | 133,184 | 130,469 |
| Goodwill | 139,245 | 139,245 |
| Other intangible assets | 1,403 | 1,977 |
| Accrued interest receivable and other assets | 541,943 | 506,165 |
| Total assets | $11,100,026 | $10,400,666 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits: | | |
| Demand-non-interest bearing | $ 1,637,534 | $ 1,482,480 |
| Demand-interest bearing | 666,615 | 727,966 |
| Savings and money market accounts | 2,512,331 | 2,295,147 |
| Certificates and other time deposits | 2,781,199 | 2,826,146 |
| Total deposits | 7,597,679 | 7,331,739 |
| Securities sold under agreements to repurchase | 921,390 | 1,256,080 |
| Wholesale borrowings | 1,344,195 | 705,121 |
| Accrued taxes, expenses and other liabilities | 298,919 | 190,749 |
| Total liabilities | 10,162,183 | 9,483,689 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Preferred stock, without par value: authorized and unissued 7,000,000 shares | — | — |
| Preferred stock, Series A, without par value: designated 800,000 shares; none outstanding | — | — |
| Convertible preferred stock, Series B, without par value: designated 220,000 shares; none outstanding | — | — |
| Common stock, without par value; authorized 300,000,000 shares; issued 92,026,350 at December 31, 2008 and 2007, respectively | 127,937 | 127,937 |
| Capital surplus | 94,802 | 100,028 |
| Accumulated other comprehensive loss | (54,080) | (43,085) |
| Retained earnings | 1,053,435 | 1,027,775 |
| Treasury stock, at cost, 11,066,108 and 11,543,882 shares, at December 31, 2008 and 2007, respectively | (284,251) | (295,678) |
| Total shareholders' equity | 937,843 | 916,977 |
| Total liabilities and shareholders' equity | $11,100,026 | $10,400,666 |

The accompanying notes are an integral part of the consolidated financial statements.

# CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

## FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In thousands except per share data) | | |
| Interest income: | | | |
| Interest and fees on loans, including loans held for sale | $436,194 | $524,103 | $502,763 |
| Interest and dividends on investment securities and federal funds sold | 117,632 | 112,891 | 101,078 |
| Total interest income | 553,826 | 636,994 | 603,841 |
| Interest expense: | | | |
| Interest on deposits: | | | |
| Demand-interest bearing | 2,514 | 6,824 | 9,217 |
| Savings and money market accounts | 29,839 | 54,166 | 50,083 |
| Certificates and other time deposits | 105,853 | 146,559 | 123,877 |
| Interest on securities sold under agreements to repurchase | 31,857 | 71,298 | 56,151 |
| Interest on wholesale borrowings | 27,574 | 20,601 | 24,140 |
| Total interest expense | 197,637 | 299,448 | 263,468 |
| Net interest income | 356,189 | 337,546 | 340,373 |
| Provision for loan losses | 58,603 | 30,835 | 76,112 |
| Net interest income after provision for loan losses | 297,586 | 306,711 | 264,261 |
| Other income: | | | |
| Trust department income | 22,127 | 23,245 | 22,653 |
| Service charges on deposits | 62,862 | 67,374 | 71,524 |
| Credit card fees | 47,054 | 46,502 | 44,725 |
| ATM and other service fees | 10,894 | 12,621 | 12,817 |
| Bank owned life insurance income | 12,008 | 13,476 | 14,339 |
| Investment services and insurance | 10,503 | 11,241 | 9,820 |
| Investment securities gains, net | 2,126 | 1,123 | 22 |
| Loan sales and servicing income | 6,940 | 10,311 | 7,513 |
| Gain on Visa Inc. | 13,666 | — | — |
| Other operating income | 13,256 | 11,030 | 11,735 |
| Total other income | 201,436 | 196,923 | 195,148 |
| Other expenses: | | | |
| Salaries, wages, pension and employee benefits | 179,463 | 170,457 | 176,700 |
| Net occupancy expense | 24,649 | 25,679 | 24,814 |
| Equipment expense | 24,137 | 25,401 | 24,826 |
| Stationery, supplies and postage | 9,372 | 9,436 | 9,912 |
| Bankcard, loan processing and other costs | 29,456 | 29,781 | 28,211 |
| Professional services | 11,695 | 15,865 | 16,971 |
| Amortization of intangibles | 573 | 889 | 889 |
| Other operating expense | 51,288 | 52,718 | 45,764 |
| Total other expenses | 330,633 | 330,226 | 328,087 |
| Income before federal income taxes | 168,389 | 173,408 | 131,322 |
| Federal income taxes | 48,904 | 50,381 | 36,376 |
| Net income | 119,485 | 123,027 | 94,946 |
| Other comprehensive income (loss), net of taxes: | | | |
| Unrealized securities' holding gains, net of taxes | 10,808 | 22,716 | 7,984 |
| Unrealized hedging gain (loss), net of taxes | 1,342 | (1,249) | (747) |
| Minimum pension liability adjustment, net of taxes during period | (21,763) | 15,686 | (2,559) |
| Less: reclassification adjustment for securities' gains realized in net income, net of taxes | 1,382 | 730 | 14 |
| Total other comprehensive (loss) gain, net of taxes | (10,995) | 36,423 | 4,664 |
| Comprehensive income | $108,490 | $159,450 | $ 99,610 |
| Net income applicable to common shares | $119,485 | $123,027 | $ 94,946 |
| Net income used in diluted EPS calculation | $119,490 | $123,043 | $ 94,964 |
| Weighted average number of common shares outstanding — basic | 80,839 | 80,372 | 80,128 |
| Weighted average number of common shares outstanding — diluted | 80,876 | 80,510 | 80,352 |
| Basic earnings per share | $ 1.48 | $ 1.53 | $ 1.18 |
| Diluted earnings per share | $ 1.48 | $ 1.53 | $ 1.18 |
| Dividend per share | $ 1.16 | $ 1.16 | $ 1.14 |

The accompanying notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

## FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | Preferred Stock | Common Stock | Capital Surplus | Accumulated Other Comprehensive Income | Retained Earnings | Treasury Stock | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2005 | $— | $127,937 | $108,210 | $(42,850) | $ 994,487 | $(250,204) | $937,580 |
| Net income | — | — | — | — | 94,946 | — | 94,946 |
| Cash dividends — common stock ($1.14 per share) | — | — | — | — | (91,354) | — | (91,354) |
| Options exercised (397,437 shares) | — | — | (8,144) | — | — | 9,962 | 1,818 |
| Debentures converted (3,977 shares) | — | — | (61) | — | — | 96 | 35 |
| Treasury shares purchased (2,635,793 shares) | — | — | 2 | — | — | (65,839) | (65,837) |
| Deferred compensation trust (55,455 shares) | — | — | 1,328 | — | — | (1,328) | — |
| Share-based compensation | — | — | 5,431 | — | — | — | 5,431 |
| Net unrealized gains on investment securities, net of taxes | — | — | — | 7,970 | — | — | 7,970 |
| Unrealized hedging loss, net of taxes | — | — | — | (747) | — | — | (747) |
| Minimum pension liability adjustment, net of taxes | — | — | — | 2,559 | — | — | 2,559 |
| Initial adoption of SFAS 158 | — | — | — | (46,440) | | | (46,440) |
| Other | — | — | 150 | — | — | — | 150 |
| Balance at December 31, 2006 | $— | $127,937 | $106,916 | $(79,508) | $ 998,079 | $(307,313) | $846,111 |
| Net income | — | — | — | — | 123,027 | — | 123,027 |
| Cash dividends — common stock ($1.16 per share) | — | — | — | — | (93,331) | — | (93,331) |
| Options exercised (160,235 shares) | — | — | (718) | — | — | 4,172 | 3,454 |
| Nonvested (restricted) shares granted (296,150 shares) | — | — | (7,783) | — | — | 7,334 | (449) |
| Debentures converted (4,545 shares) | — | — | (71) | — | — | 111 | 40 |
| Treasury shares purchased (91,709 shares) | — | — | 1,844 | — | — | (2,077) | (233) |
| Deferred compensation trust (80,629 shares) | — | — | (2,095) | — | — | 2,095 | — |
| Share-based compensation | — | — | 1,935 | — | — | — | 1,935 |
| Net unrealized gains on investment securities, net of taxes | — | — | — | 21,986 | — | — | 21,986 |
| Unrealized hedging loss, net of taxes | — | — | — | (1,249) | — | — | (1,249) |
| Minimum pension liability adjustment, net of taxes | — | — | — | 15,686 | — | — | 15,686 |
| Balance at December 31, 2007 | $— | $127,937 | $100,028 | $(43,085) | $1,027,775 | $(295,678) | $916,977 |
| Net income | — | — | — | — | 119,485 | — | 119,485 |
| Cash dividends — common stock ($1.16 per share) | — | — | — | — | (93,825) | — | (93,825) |
| Options exercised (126,359 shares) | — | — | (966) | — | — | 3,041 | 2,075 |
| Nonvested (restricted) shares granted (409,903 shares) | — | — | (10,183) | — | — | 10,186 | 3 |
| Debentures converted (2,841 shares) | — | — | (38) | — | — | 63 | 25 |
| Treasury shares purchased (61,329 shares) | — | — | 584 | — | — | (1,331) | (747) |
| Deferred compensation trust (29,013 shares) | — | — | 532 | — | — | (532) | — |
| Share-based compensation | — | — | 4,845 | — | — | — | 4,845 |
| Net unrealized gains on investment securities, net of taxes | — | — | — | 9,426 | — | — | 9,426 |
| Unrealized hedging gain, net of taxes | — | — | — | 1,342 | — | — | 1,342 |
| Minimum pension liability adjustment, net of taxes | — | — | — | (21,763) | — | — | (21,763) |
| Balance at December 31, 2008 | $— | $127,937 | $ 94,802 | $(54,080) | $1,053,435 | $(284,251) | $937,843 |

The accompanying notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
## FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| | (In thousands) | | |
| **Operating Activities** | | | |
| Net income | $ 119,485 | $ 123,027 | $ 94,946 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | 58,603 | 30,835 | 76,112 |
| Provision for depreciation and amortization | 18,711 | 15,298 | 14,700 |
| Amortization of investment securities premiums, net | 1,041 | 717 | 2,288 |
| Accretion of income for lease financing | (4,034) | (4,257) | (3,770) |
| Gains on sales of investment securities, net | (2,126) | (1,123) | (22) |
| Deferred federal income taxes | (11,248) | 3,564 | (7,081) |
| Decrease (increase) in interest receivable | 6,309 | 8,764 | (8,310) |
| (Decrease) increase in interest payable | (12,529) | 427 | 12,202 |
| Originations of loans held for sale | (287,803) | (261,165) | (298,226) |
| Proceeds from sales of loans, primarily mortgage loans sold in the secondary mortgage markets | 291,401 | 257,780 | 295,946 |
| Losses on sales of loans, net | 923 | 668 | 222 |
| Decrease in other real estate and other property | 505 | 3,986 | 880 |
| Decrease in other prepaid assets | 1,767 | 245 | 360 |
| Increase (decrease) in accounts payable | 5,439 | 429 | (21,327) |
| Increase in bank owned life insurance | (12,007) | (11,689) | (10,321) |
| Amortization of intangible assets | 573 | 889 | 889 |
| Other changes | 19,617 | 2,256 | 14,502 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 194,627 | 170,651 | 163,990 |
| **Investing Activities** | | | |
| Dispositions of investment securities: | | | |
| Available-for-sale — sales | 171,392 | 261,239 | 5,010 |
| Available-for-sale — maturities | 532,115 | 668,741 | 765,605 |
| Purchases of investment securities available-for-sale | (987,937) | (985,810) | (613,604) |
| Net increase in loans and leases, except sales | (395,555) | (73,652) | (334,063) |
| Purchases of premises and equipment | (21,873) | (15,342) | (24,004) |
| Sales of premises and equipment | 447 | 3,852 | 2,477 |
| **NET CASH USED BY INVESTING ACTIVITIES** | (701,411) | (140,972) | (198,579) |
| **Financing Activities** | | | |
| Net increase (decrease) in demand accounts | 93,703 | (44,222) | (99,311) |
| Net increase (decrease) in savings and money market accounts | 217,184 | 27,461 | (36,491) |
| Net (decrease) increase in certificates and other time deposits | (44,947) | (150,421) | 401,073 |
| Net decrease in securities sold under agreements to repurchase | (334,690) | (5,741) | (164,216) |
| Net increase in wholesale borrowings | 639,074 | 240,894 | 63,123 |
| Cash dividends — common | (93,825) | (93,331) | (91,354) |
| Purchase of treasury shares | (747) | (233) | (65,837) |
| Proceeds from exercise of stock options, conversion of debentures or conversion of preferred stock | 2,103 | 3,045 | 1,853 |
| **NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES** | 477,855 | (22,548) | 8,840 |
| (Decrease) increase in cash and cash equivalents | (28,929) | 7,131 | (25,749) |
| Cash and cash equivalents at beginning of year | 207,335 | 200,204 | 225,953 |
| Cash and cash equivalents at end of year | $ 178,406 | $ 207,335 | $ 200,204 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:** | | | |
| Cash paid during the year for: | | | |
| Interest, net of amounts capitalized | $ 102,111 | $ 167,124 | $ 151,842 |
| Federal income taxes | $ 53,603 | $ 47,635 | $ 46,799 |

The accompanying notes are an integral part of the consolidated financial statements.

FirstMerit Corporation and subsidiaries is a diversified financial services company headquartered in Akron, Ohio with 163 banking offices in 25 Ohio and Western Pennsylvania counties. The Corporation provides a complete range of banking and other financial services to consumers and businesses through its core operations.

## 1. Summary of Significant Accounting Policies

The accounting and reporting policies of FirstMerit Corporation and its subsidiaries (the "Corporation") conform to U.S. generally accepted accounting principles and to general practices within the financial services industry. The following is a description of the more significant accounting policies.

### (a) Principles of Consolidation

The consolidated financial statements of the Corporation include the accounts of FirstMerit Corporation (the "Parent Company") and its subsidiaries: FirstMerit Bank, N.A., Citizens Savings Corporation of Stark County, FirstMerit Capital Trust I, FirstMerit Community Development Corporation, FMT, Inc., SF Development Corp and Realty Facility Holdings XV, L.L.C. All significant intercompany balances and transactions have been eliminated in consolidation.

### (b) Use of Estimates

The preparation of financial statements are in conformity with U.S. generally accepted accounting principles and prevailing practices within the financial services industry. Management must make certain estimates and assumptions that affect the amounts reported in the financial statements and related notes. If these estimates prove to be inaccurate, actual results could differ from those reported.

### (c) Fair Value Measurement

The Corporation uses fair value measurements to record fair value adjustments, to certain assets, and liabilities and to determine fair value disclosures. Effective January 1, 2008, the Corporation adopted SFAS 157 for all applicable financial and nonfinancial assets and liabilities. This accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies only when other guidance requires or permits assets or liabilities to be measured at fair value; it does not expand the use of fair value in any new circumstances.

As defined in SFAS 157, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants. It represents an exit price at the measurement date. Market participants are buyers and sellers, who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value. The Corporation values its assets and liabilities in the principal market where it sells the particular asset or transfers the liability with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market for the asset or liability (i.e., the market where the asset could be sold or the liability transferred at a price that maximizes the amount to be received for the asset or minimizes the amount to be paid to transfer the liability).

In measuring the fair value of an asset, the Corporation assumes the highest and best use of the asset by a market participant to maximize the value of the asset, and does not consider the intended use of the asset.

When measuring the fair value of a liability, the Corporation assumes that the nonperformance risk associated with the liability is the same before and after the transfer. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Corporation's own credit risk (i.e., the risk that the Corporation will fail to meet its obligation), but also other risks such as settlement risk. The Corporation considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable valuation techniques that can be used to measure fair value: the market approach, the income approach and the cost approach. Selection of the appropriate technique for valuing a particular asset or liability takes into consideration the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, determination of the appropriate valuation method requires significant judgment, and sufficient knowledge and expertise are required to apply the valuation techniques.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability using one of the three valuation techniques. Inputs can be observable or unobservable. Observable inputs are those assumptions which market participants would use in pricing the particular asset or liability. These inputs are based on market data and are obtained from a source independent of the Corporation. Unobservable inputs are assumptions based on the Corporation's own information or estimate of assumptions used by market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date. All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy which gives the highest ranking to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (i) quoted prices for similar assets; (ii) observable inputs for the asset or liability, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Corporation considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability.

Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly (i.e., daily, weekly, monthly or quarterly). Recurring valuation occurs at a minimum on the measurement date. Assets and liabilities are considered to be fair valued on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet. Generally, nonrecurring valuation is the result of the application of other accounting pronouncements which require assets or liabilities to be assessed for impairment or recorded at the lower of cost or fair value. The fair value of assets or liabilities transferred in or out of Level 3 is measured on the transfer date, with any additional changes in fair value subsequent to the transfer considered to be realized or unrealized gains or losses.

Additional information regarding fair value measurements and the Corporation's adoption of SFAS 157 is provided in Note 16 (Fair Value Measurement).

(d) Investment Securities

Debt and equity securities can be classified as held-to-maturity, available-for-sale or trading. The Corporation's entire investment portfolio is designated as available-for-sale which gives the Corporation the ability to sell securities to fund liquidity and manage interest rate risk. Securities-available-for-sale are measured at fair value. Unrealized gains and losses on such securities, deemed temporary, are recorded, net of income tax, in a separate component of other comprehensive income on the balance sheet. Unrealized losses on specific available-for-sale securities deemed to be "other-than-temporary" are included in earnings. Gains or losses on the sales of investment securities are recognized upon sale and are determined by the specific identification method. Debt securities are adjusted for amortization of premiums and accretion of discounts using the interest method.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, cash due from banks and checks in the process of collection.

(f) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line and declining-balance methods over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on the straight-line method based on related lease terms or the estimated useful lives of the assets, whichever is shorter.

(g) Loans and Loan Income

Loans are stated at their principal amount outstanding, net of unearned income, and interest income is recognized on an accrual basis. Accrued interest is presented separately in the balance sheet, except for accrued interest on credit card loans, which is included in the outstanding loan balance. Interest income on loans is accrued on the principal outstanding primarily using the "simple-interest" method. Loan origination fees and certain direct costs incurred to extend credit are deferred and amortized over the term of the loan and loan commitment period as an adjustment. Interest is not accrued on loans where collectability is uncertain. Loan commitment fees are generally deferred and amortized into other (noninterest) income on an effective interest basis over the commitment period. Unearned premiums and discounts on consumer loans are recognized using the effective interest method.

(h) Loans Held for Sale

Loans originated for resale are included in loans held for sale in the consolidated financial statements. Effective August 1, 2008, the Corporation elected the fair value option, on a prospective basis, under SFAS 159 for newly originated conforming fixed-rate and adjustable-rate first mortgage loans held for sale. SFAS 159 permits companies to elect to measure certain eligible items at fair value. Prior to this, residential mortgage loans had been recorded at the lower of cost or market value. Changes in the fair value of these loans are recognized in income. For mortgage loans originated for sale for which the fair value option is elected, loan origination fees are recorded when earned and related direct loan origination costs are recognized when incurred.

The Corporation continues to account for all mortgage loans held for sale which were originated prior to August 1, 2008 and for mortgage loans held for sale for which fair value accounting was not elected at the lower of cost or market value less costs to sell. Subsequent declines in fair value of these loans are recognized as a charge to noninterest income. Loan origination fees and certain direct costs incurred to extend credit are deferred and included in the carrying value of the loan. Upon their sale, differences between carrying value and sales proceeds realized are recorded to loan sales and servicing income.

The details of the SFAS 159 election for residential mortgage loans held for sale and a discussion of the valuation methodology applied to the Corporation's loans held for sale are described in Note 16 (Fair Value Measurement) to the consolidated financial statements.

In June 2008, the Corporation transferred $31.7 million of student loans from held-for-sale status to the held-for-maturity loan portfolio within installment loans. The secondary markets for these loans had been adversely affected by market liquidity issues, prompting the Corporation's decision to move them to a held-for-maturity classification. While classified as held-for-sale these loans were valued at the lower of cost or market and were transferred at cost, the lower value. An allowance for loans losses was established at the time of transfer.

(i) Equipment Lease Financing

The Corporation leases equipment to customers on both a direct and leveraged lease basis. The net investment in financing leases includes the aggregate amount of lease payments to be received and the estimated residual values of the equipment, less unearned income and non-recourse debt pertaining to leveraged leases. Income from lease financing is recognized over the lives of the leases on an approximate level rate of return on the unrecovered investment. The residual value represents the estimated fair value of the leased asset at the end of the lease term. In accordance with SFAS No. 13, "Accounting for Leases", residual values of leased assets are reviewed at least annually for impairment. Declines in residual values judged to be other-than-temporary are recognized in earnings in the period such determinations are made.

(j) Allowance for Loan Losses

The allowance for loan losses is Management's estimate of the amount of probable credit losses in the portfolio. The Corporation determines the allowance for loan losses based on an on-going evaluation. This evaluation is inherently subjective, and is based upon significant judgments and estimates, including the amounts and timing of cash flows expected to be received on impaired loans that may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

The Corporation's allowance for loan losses is the accumulation of various components calculated based on independent methodologies. All components of the allowance for loan losses represent estimation performed according to either SFAS No. 5 "Accounting for Contingencies" ("SFAS 5") or SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" ("SFAS 114"). Management's estimate of each component of the allowance for loan losses is based on certain observable data Management believes is the most reflective of the underlying loan losses being estimated. Changes in the amount of each component of the allowance for loan losses are directionally consistent with changes in the observable data and corresponding analyses. Refer to Note 4 to the consolidated financial statements for further discussion and description of the individual components of the allowance for loan losses.

A key element of the methodology for determining the allowance for loan losses is the Corporation's credit-risk grading of individual commercial loans. Loans are assigned credit-risk grades based on an internal assessment of conditions that affect a borrower's ability to meet its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower's current financial information, historical payment experience, credit documentation, public information, and other information specific to each individual borrower. Certain commercial loans are reviewed on an annual, quarterly or rotational basis or as Management become aware of information affecting a borrower's ability to fulfill its obligation.

The provision for loan losses charged to operating expenses is determined based on Management's evaluation of the loan portfolio and the adequacy of the allowance for loan losses under current economic conditions and such other factors, which, in Management's judgment, require current recognition.

(k) Nonperforming Loans

With the exception of certain commercial, credit card and mortgage loans, loans and leases on which payments are past due for 90 days are placed on nonaccrual status, unless those loans are in the process of collection and, in Management's opinion, are fully secured. Credit card loans on which payments are past due for 120 days are placed on nonaccrual status unless those loans are in the process of collection and in Management's opinion are fully secured. Interest on mortgage loans is accrued until Management deems it uncollectible based upon the specific identification method. Loans are generally written off when deemed uncollectible or when they reach a predetermined number of days past due depending upon loan product, terms, and other factors. When a loan is placed on nonaccrual status, interest deemed uncollectible which had been accrued in prior years is charged against the allowance for loan losses and interest deemed uncollectible accrued in the current year is reversed against interest income. A loan is returned to accrual status when principal and interest are no longer past due and collectability is probable. Restructured loans are those on which concessions in terms have been made as a result of deterioration in a borrower's financial condition. Under the Corporation's credit policies and practices, individually impaired loans include all nonaccrual and restructured commercial, agricultural, construction, and commercial real estate loans, but exclude certain consumer loans, mortgage loans, and leases classified as nonaccrual which are aggregated in accordance with SFAS 5. Loan impairment for all loans is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical alternative, at the observable market price of the loan, or the fair value of the collateral if the loan is collateral dependent.

(l) Mortgage Servicing Fees

The Corporation generally records loan administration fees for servicing loans for investors on the accrual basis of accounting. Servicing fees and late fees related to delinquent loan payments are also recorded on the accrual basis of accounting.

(m) Mortgage Servicing Rights

The Corporation periodically sells residential real estate loans while retaining the obligation to perform the servicing of such loans. Whenever the Corporation undertakes an obligation to service such loans, Management assesses whether a servicing asset or liability should be recognized. A servicing asset is recognized whenever the compensation for servicing is expected to exceed current market servicing prices. Likewise, a servicing liability would be recognized in the event that servicing fees to be received are not expected to adequately compensate the Corporation for its expected cost. The Corporation applies the provisions of SFAS 156 to account for mortgage servicing rights. Servicing assets associated with retained mortgage servicing rights are presented within other assets on the balance sheet. The Corporation does not presently have any servicing liabilities.

All separately recognized servicing assets and liabilities are initially valued at fair value. Mortgage servicing rights do not trade in an active open market with readily observable market prices. Although sales of mortgage servicing rights do occur, the exact terms and conditions may not be available. As a result, mortgage servicing rights are established and valued at fair value estimated using discounted cash flow modeling techniques which require management to make assumptions regarding future net servicing income, adjusted for such factors as net servicing income, discount rate and prepayments. The primary assumptions used in determining the current fair value of the Corporation's mortgage servicing rights as well as a sensitivity analysis are presented in Note 6 (Mortgage Servicing Rights) to the consolidated financial statements.

SFAS 156 also requires the remeasurement of servicing assets and liabilities at each subsequent reporting date using one of two methods: amortization over the servicing period or measurement at fair value. The Corporation has elected to subsequently remeasure servicing assets using the amortization method. Under the amortization method, servicing assets or liabilities are amortized in proportion to, and over the period of, estimated net servicing income. Amortization is recorded in loan sales and servicing income.

At each reporting period, mortgage servicing rights are assessed for impairment based on fair value of those rights on a stratum-by-stratum basis. The Corporation stratifies its servicing rights portfolio into tranches based on loan type and interest rate, the predominant risk characteristics of the underlying loans. Any impairment is recognized through a valuation allowance for each impaired stratum through a charge to income. Increases in the fair value of impaired mortgage servicing rights are recognized only up to the amount of the previously recognized valuation allowance.

The Corporation also reviews mortgage servicing rights for other-than-temporary impairment each quarter and recognizes a direct write-down when the recoverability of a recorded allowance for impairment is determined to be remote. Unlike an allowance for impairment, a direct write-down permanently reduces the unamortized cost of the mortgage servicing right and the allowance for impairment.

**(Dollars in thousands)**

(n) Federal Income Taxes

The Corporation follows the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect of a change in tax rates is recognized in income in the period of the enactment date. Additional information regarding income taxes is included in Note 11 (Federal Income Taxes).

(o) Goodwill and Intangible Assets

Goodwill represents the amount by which the cost of net assets acquired in a business combination exceeds their fair value. Other intangible assets represent the present value of the future stream of income to be derived from the purchase of core deposits. Other intangible assets are amortized on a straight-line basis over their estimated useful lives. Goodwill and other intangible assets deemed to have indefinite lives are not amortized.

In accordance with SFAS 142, goodwill is evaluated for impairment on an annual basis at November 30th of each year or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Corporation's reporting units for purposes of this testing are its major lines of business: Commercial, Retail, and Wealth. The goodwill impairment test is a two-step process that requires management to make judgments in determining what assumptions to use in the calculation. The first step in impairment testing is to estimate the fair value of each reporting unit based on valuation techniques including a discounted cash flow model with revenue and profit forecasts and comparing those estimated fair values with the carrying values, which includes the allocated goodwill. If the carrying amount of a reporting unit exceeds its fair value, goodwill impairment may be indicated and a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of a reporting unit's "implied fair value" of goodwill requires the Corporation to allocate fair value of the reporting unit to the assets and liabilities of the reporting unit. Any unallocated fair value represents the "implied fair value" of goodwill, which is compared to its corresponding carrying value. An impairment loss would be recognized as a charge to earnings to the extent the carrying amount of the reporting unit's goodwill exceeds the implied fair value of goodwill. There were no indicators of goodwill impairment as of December 31, 2008.

(p) Trust Department Assets and Income

Property held by the Corporation in a fiduciary or other capacity for trust customers is not included in the accompanying consolidated financial statements, since such items are not assets of the Corporation. Trust department income is reported on the accrual basis of accounting.

(q) Per Share Data

Basic earnings per share is computed by dividing net income less preferred stock dividends by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income plus interest on convertible bonds by the weighted average number of common shares plus common stock equivalents computed using the Treasury Share method. All earnings per share disclosures appearing in these financial statements, related notes and management's discussion and analysis, are computed assuming dilution unless otherwise indicated. Note 19 (Earnings per Share) to the consolidated financial statements illustrate the Corporation's earnings per share calculations for 2008, 2007 and 2006.

(r) Derivative Instruments and Hedging Activities

The Corporation uses interest rate swaps, interest rate lock commitments and forward contracts sold to hedge interest rate risk for asset and liability management purposes. SFAS No. 133 and other related guidance establish accounting and reporting standards for derivative instruments which require all derivatives to be recorded as either assets or liabilities measured at fair value. Accounting for changes in fair value (i.e., gains or losses) of derivatives differs depending on whether the derivative has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For derivatives that are not designated as hedging instruments, the gain or loss is recognized immediately in earnings. A derivative that is designated and qualifies as a hedging instrument must be designated a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation. The Corporation does not have any derivatives that hedge net investments in foreign operations.

Effectiveness measures the extent to which changes in the fair value of a derivative instrument offset changes in the fair value of the hedged item. If the relationship between the change in the fair value of the derivative instrument and the fair value of the hedged item falls within a range considered to be the industry norm, the hedge is considered "highly effective" and qualifies for hedge accounting. A hedge is "ineffective" if the offsetting difference between the fair values falls outside the acceptable range.

A fair value hedge is used to limit exposure to changes in the fair value of existing assets, liabilities and firm commitments caused by changes in interest rates or other economic factors. The Corporation recognizes the gain or loss on these derivatives, as well as the related gain or loss on the underlying hedged item, in earnings during the period in which the fair value changes. If a hedge is perfectly effective, the change in the fair value of the hedged item will be offset, resulting in no net effect on earnings.

A cash flow hedge is used to minimize the variability of future cash flows that is caused by changes in interest rates or other economic factors. The effective portion of a gain or loss on any cash flow hedge is reported as a component of "accumulated other comprehensive income (loss)" and reclassified into earnings in the same period or periods that the hedged transaction affects earnings. Any ineffective portion of the derivative gain or loss is recognized in earnings during the current period.

(s) Treasury Stock

Treasury stock can be accounted for using either the par value method or cost method. The Corporation uses the cost method in which reacquired shares reduce outstanding common stock and capital surplus.

(t) Reclassifications

Certain previously reported amounts have been reclassified to conform to the current reporting presentation.

(u) Share-Based Compensation

At December 31, 2008 and 2007, the Corporation has stock based compensation plans which are described more fully in Note 13 (Share-Based Compensation) to the consolidated financial statements. In accordance with SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), compensation expense is recognized for stock options and unvested (restricted) stock awards issued to employees. Compensation cost is measured as the fair value of these awards at their date of grant. A Black Scholes model is utilized to estimate the fair value of stock options, while the market price of the Corporation's common shares at the date of grant is used to estimate the fair value of unvested (restricted) stock awards. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and as the unvested period for nonvested (restricted) stock awards. Certain of the Corporation's share-based awards contain terms that provide for a graded vesting schedule whereby portions of the award vest in increments over the requisite service period. The Corporation recognizes compensation expense for awards with graded vesting schedule on a straight-line basis over the requisite service period for the entire award. When an award is granted to an employee who is retirement eligible, the compensation cost of these awards is recognized over the period up to the date an employee first becomes eligible to retire.

(Dollars in thousands)

(v) Pension and Other Postretirement Plans

Effective December 31, 2006, the Corporation adopted provisions of SFAS 158 related to the requirements to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in the statements of financial position and to recognize changes in that funded status in the year in which the changes occur as a component of comprehensive income. In accordance with the transition rules in SFAS 158, this standard was adopted on a prospective basis. The adoption of SFAS 158 resulted in an adjustment to our balance sheet, but had no impact on our net earnings or cash flow, nor did it impact any debt covenants.

SFAS 158's requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008 (December 31, 2008 for the Corporation). Prior to the adoption of this requirement, the Corporation had elected a September 30 measurement date to value plan assets and benefit obligations.

Note 12 (Benefit Plans) to the consolidated financial statements more fully illustrates the adoption of SFAS 158.

(w) Recently Issued Accounting Standards

*Statement of Financial Accounting Standards No. 157, Fair Value Measurements ("SFAS 157").* Effective January 1, 2008, the Corporation adopted SFAS 157 for existing fair value measurement requirements related to financial and nonfinancial assets and liabilities. SFAS 157 establishes a hierarchy to be used in performing measurements of fair value. Additionally, SFAS 157 emphasizes that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. SFAS 157 also provides expanded disclosure requirements regarding the effects of fair value measurements on the financial statements. The adoption of SFAS 157 did not have a material impact on the consolidated financial condition or results of operations, or liquidity.

On October 10, 2008 the Financial Accounting Standards Board ("FASB") issued FSP FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"). FSP FAS 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key consideration in determining the fair value of a financial asset when the market for that financial asset is not active. FSP FAS 157-3 is effective upon issuance, including prior periods for which financial statements have not been issued. The Corporation adopted FSP FAS 157-3 for the period ended September 30, 2008 and the adoption did not have any significant impact on consolidated statements of financial position, consolidated statement of operations, or disclosures.

*Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159").* In February 2007, the FASB issued SFAS 159 which permits companies to elect to measure certain eligible items at fair value. Subsequent unrealized gains and losses on those items will be reported in earnings. Upfront costs and fees related to those items will be reported in earnings as incurred and not deferred. SFAS 159 is effective for fiscal years beginning after November 15, 2007. On August 1, 2008, the Corporation adopted the fair value option prospectively for residential mortgage loans held for sale. The details of this election are described in Note 20 (Financial Instruments Measured at Fair Value) to the consolidated financial statements The Corporation may apply this guidance to other assets or liabilities in the future as permitted under SFAS 159. The effect of the remeasurement to fair value would be reported as a cumulative effect adjustment to the opening balance of retained earnings. Retrospective application is not permitted. The details of the SFAS 159 election for residential mortgage loans held for sale and a discussion of the valuation methodology applied to the Corporation's loans held for sale are described in Note 16 (Fair Value Measurement) to the consolidated financial statements.

(Dollars in thousands)

*Statement of Financial Accounting Standards No. 141 (Revised 2007), Business Combinations ("SFAS 141(R)").* During December 2007, the FASB issued SFAS 141(R). This Statement replaces SFAS 141 "Business Combinations" ("Statement 141"). SFAS 141(R) retains the fundamental requirements in Statement 141 that the acquisition method of accounting (called the 'purchase method') be used for all business combinations and for an acquirer to be identified for each business combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses, including those sometimes referred to as "true mergers" or "mergers of equals" and combinations achieved without the transfer of consideration, for example, by contract alone or through the lapse of minority veto rights. This is broader than in Statement 141 which applied only to business combinations in which control was obtained by transferring consideration. This Statement requires an acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. SFAS 141(R) recognizes and measures the goodwill acquired in the business combination and defines a bargain purchase as a business combination in which the total acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess as a gain attributable to the acquirer. In contrast, Statement 141 required the "negative goodwill" amount to be allocated as a pro rata reduction of the amounts assigned to assets acquired. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after December 15, 2008. An entity may not apply it before that date.

*Statement of Financial Accounting Standards No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans ("SFAS 158").* In September 2006, the FASB issued SFAS 158. Except for the measurement requirement, the Corporation adopted this accounting guidance as of December 31, 2006. Additional information regarding the adoption of SFAS 158 is included in Note 1 ("Summary of Significant Accounting Policies"). The requirement to measure plan assets and benefit obligations as of the end of an employer's fiscal year is effective for years ending after December 15, 2008 (December 31, 2008 for the Corporation). Adoption of this guidance did not have a material effect on the Corporation's financial condition or results of operations.

*Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 ("SFAS 160").* During December 2007, the FASB issued SFAS 160 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statement, but separate from the parent's equity. Before the Statement was issued these so-called minority interests were reported in the consolidated statement of financial position as liabilities or in the mezzanine section between liabilities and equity. The amount of consolidated net income attributable to the parent and to the noncontrolling interest must be clearly identified and presented in the consolidated statement of income. This Statement requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. Management does not anticipate that this Statement will have a material impact on the Corporation's consolidated financial condition or results of operations.

*Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133 ("SFAS 161").* During March 2008, the FASB issued SFAS 161. SFAS 161 amends and expands the disclosure requirement of SFAS 133 No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments; (b) how derivative instrument and related hedged items are accounted for under SFAS 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. To meet those objectives, SFAS 161 requires qualitative disclosures about objectives and strategies for using derivative, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged.

**(Dollars in thousands)**

*Statement of Financial Accounting Standards, The Hierarchy of Generally Accepted Accounting Principles ("SFAS 162").* During May 2008, the FASB issued SFAS 162. This Statement identifies the sources of account principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States. This Statement is effective 60 days following the SEC approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." Adoption of SFAS 162 will not be a change in the Corporation's current accounting practices; therefore, it will not have a material impact on the Corporation's consolidated financial condition or results of operations.

*FASB Staff Position EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities ("FSP EITF 03-6-1").* During June 2008, the FASB issued FSP EITF 03-6-1. FSP EITF 03-6-1 clarifies whether instruments, such as restricted stock, granted in share-based payments are participating securities prior to vesting. Such participating securities must be included in the computation of earnings per share under the two-class method as described in SFAS No. 128, "Earnings per Share." FSP EITF 03-6-1 requires companies to treat unvested share-based payment awards that have non-forfeitable rights to dividend or dividend equivalents as a separate class of securities in calculating earnings per share. FSP EITF 03-6-1 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008, and requires a company to retrospectively adjust its earning per share data. Early adoption is not permitted. It is not expected that the adoption of FSP EITF 03-6-1 will have a material effect on consolidated results of operations or earnings per share.

## 2. Investment Securities

The components of investment securities are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **As of December 31, 2008** | | | | |
| Available for sale: | | | | |
| U.S. Government agency | $ 559,382 | $ 7,109 | $ (1,159) | $ 565,332 |
| Obligations of state and political subdivisions | 317,024 | 2,726 | (3,580) | 316,170 |
| Mortgage-backed securities | 1,681,378 | 29,643 | (2,795) | 1,708,226 |
| Other securities | 213,886 | — | (30,766) | 183,120 |
| | $2,771,670 | $39,478 | $(38,300) | $2,772,848 |
| **As of December 31, 2007** | | | | |
| Available for sale: | | | | |
| U.S. Government agency | $ 452,671 | $ 1,151 | $ (3,700) | $ 450,122 |
| Obligations of state and political subdivisions | 279,312 | 1,969 | (677) | 280,604 |
| Mortgage-backed securities | 1,514,081 | 7,033 | (12,999) | 1,508,115 |
| Other securities | 227,213 | — | (6,101) | 221,112 |
| | $2,473,277 | $10,153 | $(23,477) | $2,459,953 |

Other securities included Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") stock of $8.8 million, $119.1 million, and $8.8 million, $114.5 million, at December 31, 2008 and 2007, respectively. Federal Reserve Bank and Federal Home Loan Bank stock is classified as a restricted investment, carried at cost and valued based on the ultimate recoverability of par value. The Corporation holds eight, single issuer, trust preferred securities, classified as other securities, with an amortized cost of $61.4 million and $61.3 million, and a fair value of $31.4 million and $55.9 million, as of December 31, 2008 and 2007, respectively.

(Dollars in thousands)

The carrying value of investment securities pledged to secure trust and public deposits, other obligations and for purposes required or permitted by law amounted to $2.2 billion and $1.7 billion at December 31, 2008 and 2007, respectively.

The amortized cost and market value of investment securities at December 31, 2008, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities based on the issuers' rights to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | Fair Value |
|---|---|---|
| Due in one year or less | $ 70,684 | $ 71,330 |
| Due after one year through five years | 2,088,583 | 2,115,058 |
| Due after five years through ten years | 295,435 | 301,438 |
| Due after ten years | 316,968 | 285,022 |
| | $2,771,670 | $2,772,848 |

Realized gains and losses were as follows:

| | Year Ended December 31 | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Realized gains | $2,354 | $ 4,923 | $22 |
| Realized losses | (228) | (3,800) | — |
| Net securities gains | $2,126 | $ 1,123 | $22 |

The following table summarizes the Corporation's securities that were in an unrealized loss position.

| | At December 31, 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 months | | 12 months or longer | | Total | |
| Description of Securities | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U.S. Government agency obligations | $ 68,630 | $ (483) | $28,221 | $ (676) | $ 96,851 | $ (1,159) |
| Obligations of states and political subdivisions | 121,040 | (3,333) | 6,188 | (247) | 127,228 | (3,580) |
| Mortgage-backed securities | 246,741 | (2,668) | 15,942 | (127) | 262,683 | (2,795) |
| Other securities | 19,638 | (787) | 31,356 | (29,979) | 50,994 | (30,766) |
| Total temporarily impaired securities | $456,049 | $(7,271) | $81,707 | $(31,029) | $537,756 | $(38,300) |

| | At December 31, 2007 | | | | | |
|---|---|---|---|---|---|---|
| | Less than 12 months | | 12 months or longer | | Total | |
| Description of Securities | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses |
| U.S. Government agency obligations | $ 47,944 | $ (290) | $ 292,243 | $ (3,409) | $ 340,187 | $ (3,699) |
| Obligations of states and political subdivisions | 97,165 | (556) | 13,860 | (122) | 111,025 | (678) |
| Mortgage-backed securities | 126,296 | (406) | 733,201 | (12,593) | 859,497 | (12,999) |
| Other securities | 33,750 | (2,728) | 44,954 | (3,373) | 78,704 | (6,101) |
| Total temporarily impaired securities | $305,155 | $(3,980) | $1,084,258 | $(19,497) | $1,389,413 | $(23,477) |

**(Dollars in thousands)**

As of December 31, 2008, Management has evaluated all securities with unrealized losses for impairment. The evaluations are based on the nature of the securities, the financial condition of the issuer, the extent and duration of the securities, the financial condition of the issuer, the extent and duration of the loss and the intent and ability of the Corporation to hold these securities either to maturity or through the expected recovery period. The Corporation's investment policy is to invest in securities with low credit risk, such as U.S. Treasury Securities, U.S. Government agency obligations, state and political obligations and mortgage-backed securities.

The unrealized losses are primarily concentrated within trust preferred securities held by the Corporation. The Corporation holds eight, single issued, trust preferred securities with state maturities. Such investments only approximate 2% of the entire investment portfolio. None of the bank issuers have deferred paying dividends on their issued trust preferred shares in which the Corporation is invested. The fair values of these investments have been impacted by the recent market conditions which have caused risk premiums to increase markedly resulting in the significant decline in the fair value of the Corporation's trust preferred securities, or the value the Corporation could realize if it were forced to sell the securities into the secondary market now. The Corporation has the intent and ability to hold these, and all other, investment securities until the fair value is recovered, which may be maturity, and therefore, does not consider them to be other-than-temporarily impaired at December 31, 2008.

During the year ended December 31, 2007, the Corporation recorded a charge of $3.8 million related to other-than-temporary impairment on FHLMC and FNMA perpetual preferred stock. This charge was recorded in earnings as investment securities gains, net and established a new cost basis of $15.4 million for these investment securities. The Corporation sold all of these investment securities in the first quarter of 2008 at a net gain of $0.3 million.

## 3. Loans

Loans outstanding by categories are as follows:

| | As of December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Commercial loans | $4,352,730 | $3,906,448 | $3,694,121 |
| Mortgage loans | 547,125 | 577,219 | 608,008 |
| Installment loans | 1,574,587 | 1,598,832 | 1,619,747 |
| Home equity loans | 733,832 | 691,922 | 731,473 |
| Credit card loans | 149,745 | 153,732 | 147,553 |
| Leases | 67,594 | 73,733 | 77,971 |
| | $7,425,613 | $7,001,886 | $6,878,873 |

Within the commercial loan category, commercial real estate construction loans totaled $304.9 million, $514.1 million and $695.6 million at December 31, 2008, 2007 and 2006, respectively. The allowance for loan losses associated with these loans was approximately $16.0 million, $8.0 million and $8.8 million at December 31, 2008, 2007 and 2006, respectively. There are no other significant concentrations within commercial loans.

(Dollars in thousands)

The Corporation makes loans to officers on the same terms and conditions as made available to all employees and to directors on substantially the same terms and conditions as transactions with other parties. An analysis of loan activity with related parties for the years ended December 31, 2008, 2007 and 2006 is summarized as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Aggregate amount at beginning of year | $18,833 | $12,871 | $ 16,005 |
| Additions (deductions): | | | |
| New loans | 6,839 | 13,316 | 19,840 |
| Repayments | (3,639) | (6,960) | (20,426) |
| Changes in directors and their affiliations | (28) | (394) | (2,548) |
| Aggregate amount at end of year | $22,005 | $18,833 | $ 12,871 |

## 4. Allowance for Loan Losses

The Corporation's allowance for loan losses is the sum of various components recognized and measured pursuant to SFAS 5, for pools of loans and SFAS 114, for individually impaired loans.

The SFAS 5 components include the following: a component based on historical loss experience by credit-risk grade (for commercial loan pools) and payment status (for mortgage and consumer loan pools). The Corporation's historical loss component is the most significant of the allowance for loan losses components, and all other allowance for loan losses components are based on loss attributes that Management believes exist within the total portfolio that are not captured in the historical loss experience component.

SFAS 5 components are based on similar risk characteristics supported by observable data. The historical loss experience component of the allowance for loan losses represents the results of migration analysis of historical charge-offs for portfolios of loans (including groups of commercial loans within each credit-risk grade and groups of consumer loans by payment status). For measuring loss exposure in a pool of loans, the historical charge-off or migration experience is utilized to estimate expected losses to be realized from the pool of loans.

The SFAS 114 component of the allowance for loan losses is based on individually impaired loans for the following types of loans as determined by the Corporation's credit-risk grading process.

- All nonperforming substandard loans of $300 thousand or more.

- All doubtful loans of $100 thousand or more.

Once it is determined that it is probable an individual loan is impaired under SFAS 114, the Corporation measures the amount of impairment for the loan using the expected future cash flows of the loan discounted at the loan's effective interest rate or based upon the fair value of the underlying collateral.

The credit-risk grading process for commercial loans is summarized as follows:

"Pass" Loans (Grades 1, 2, 3, 4) are not considered a greater than normal credit risk. Generally, the borrowers have the apparent ability to satisfy obligations to the bank, and the Corporation anticipates insignificant uncollectible amounts based on its individual loan review.

"Special-Mention" Loans (Grade 5) are commercial loans that have identified potential weaknesses that deserve Management's close attention. If left uncorrected, these potential weaknesses may result in noticeable deterioration of the repayment prospects for the asset or in the institution's credit position.

(Dollars in thousands)

"Substandard" Loans (Grade 6) are inadequately protected by the current financial condition and paying capacity of the obligor or by any collateral pledged. Loans so classified have a well-defined weakness or weaknesses that may jeopardize the liquidation of the debt pursuant to the contractual principal and interest terms. Such loans are characterized by the distinct possibility that the Corporation may sustain some loss if the deficiencies are not corrected.

"Doubtful" Loans (Grade 7) have all the weaknesses inherent in those classified as substandard, with the added characteristic that existing facts, conditions, and values make collection or liquidation in full highly improbable. Such loans are currently managed separately to determine the highest recovery alternatives.

The following table summarizes the investment in impaired loans and the related allowance:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Impaired loans with allowance | $22,434 | $ 7,885 | $ 7,945 |
| Related allowance | 3,973 | 2,774 | 1,488 |
| Impaired loans without allowance | 31,224 | 8,668 | 53,338 |
| Total impaired loans | 53,658 | 16,553 | 61,283 |
| Average impaired loans | 36,631 | 19,425 | 44,065 |
| Interest income recognized during the period | 36.7 | 71.4 | 11.3 |

At December 31, 2008, 2007 and 2006, the investment in nonaccrual loans was $52.2 million, $31.4 million and $54.4 million, respectively. At December 31, 2008, 2007 and 2006, loans past due 90 or more and accruing interest was $23.9 million, $11.7 million and $16.9 million, respectively.

During the first quarter of 2007, $73.7 million of commercial loans and $7.1 million of other real estate were sold. The loans were written down to their fair market value of $50.6 million and reclassified as loans held for sale in the fourth quarter of 2006. The other real estate was also written down to fair market value of $5.0 million in the fourth quarter of 2006. The loan sale yielded a gain of $4.1 million which was recorded in loan sales and servicing during the first quarter of 2007. The sale of other real estate resulted in a $0.5 million loss and was recorded in other operating loss during the first quarter of 2007.

Transactions in the allowance for loan losses are summarized as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| Allowance for Loan Losses | 2008 | 2007 | 2006 |
| Balance at January 1, | $ 94,205 | $ 91,342 | $ 90,661 |
| Additions (deductions): | | | |
| Allowance related to loans held for sale/sold | — | — | (23,089) |
| Provision for loan losses | 58,603 | 30,835 | 76,112 |
| Loans charged off | (62,388) | (44,148) | (70,728) |
| Recoveries on loans previously charged off | 13,337 | 16,176 | 18,386 |
| Balance at December 31, | $103,757 | $ 94,205 | $ 91,342 |

(Dollars in thousands)

The reserve for unfunded lending commitments is presented below:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Balance at January 1, | $7,394 | $6,294 | $6,072 |
| Provision for credit losses | (806) | 1,100 | 222 |
| Balance at December 31, | $6,588 | $7,394 | $6,294 |

## 5. Goodwill and Intangible Assets

Goodwill by line of business as of December 31, 2008 and 2007 is as follows:

| | Commercial | Retail | Wealth | Total |
|---|---|---|---|---|
| Balance at December 31, 2007 | $73,474 | $59,038 | $6,733 | $139,245 |
| Balance at December 31, 2008 | $73,474 | $59,038 | $6,733 | $139,245 |

In accordance with SFAS 142 goodwill is not amortized, but is evaluated for impairment on an annual basis at November 30th of each year, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. There were no indicators of goodwill impairment as of December 31, 2008.

At December 31, 2008 and 2007, the balance of the Corporation's other intangible assets, which consisted of deposit base intangibles, were as follows:

| | Gross Carrying Amount | Accumulated Amorization | Net Carrying Amount |
|---|---|---|---|
| December 31, 2007 | $10,137 | $(8,160) | $1,977 |
| December 31, 2008 | $10,137 | $(8,734) | $1,403 |

Amortization expense for intangible assets was $0.57 million for 2008 and $0.89 in both 2007 and 2006.

The following table shows the estimated future amortization expense for deposit base intangible assets balances at December 31, 2008.

For the years ended:

| | |
|---|---|
| December 31, 2009 | $ 347 |
| December 31, 2010 | 347 |
| December 31, 2011 and beyond | 709 |
| | $1,403 |

## 6. Mortgage Servicing Rights and Mortgage Servicing Activity

The Corporation applies the provisions of SFAS 156 which amends SFAS 140 to account for mortgage servicing rights. Under SFAS 156, when the Corporation sells originated or purchased loans and retains the related servicing rights, the retained servicing rights are initially valued at fair value. Mortgage servicing rights do not trade in an active market with readily observable prices. Accordingly, the Corporation relies primarily on a discounted cash flow analysis model to estimate the fair value of its mortgage servicing rights. Additional information regarding fair value measurement of mortgage servicing rights is included in Critical Accounting Policies within Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Corporation remeasures its servicing assets and liabilities at each subsequent reporting date using the amortization method. Capitalized mortgage servicing rights are amortized over the period of, and in proportion to, the estimated net servicing income and is recorded in loan sales and servicing income.

(Dollars in thousands)

The components of mortgage servicing rights are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Balance at beginning of year, net of valuation allowance | $19,354 | $19,575 | $19,971 |
| Additions | 3,047 | 2,521 | 2,654 |
| Amortization | (2,838) | (2,742) | (3,074) |
| Less: Changes in allowance for impairment | (785) | — | 24 |
| Balance at end of year, net of valuation allowance | $18,778 | $19,354 | $19,575 |

On a quarterly basis, the Corporation assesses its capitalized servicing rights for impairment based on their current fair value. As required, the Corporation disaggregates its servicing rights portfolio based on loan type and interest rate which are the predominant risk characteristics of the underlying loans. If any impairment results after current market assumptions are applied, the value of the servicing rights is reduced through the use of a valuation allowance, the balance of which is $0.8 million at December 31, 2008 and none at December 31, 2007 and 2006.

The aggregate gain on sales of mortgage loans was $3.0 million, $2.4 million and $2.2 million for the years ended 2008, 2007 and 2006, respectively.

At year-ends 2008, 2007 and 2006, the Corporation serviced mortgage loans for outside investors of approximately $2.0 billion, $2.0 billion and $2.0 billion, respectively. The following table provides servicing information for the year-ends indicated:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Balance, January 1, | $2,008,616 | $2,030,159 | $2,058,521 |
| Additions: | | | |
| Loans originated and sold to investors | 275,759 | 260,516 | 296,681 |
| Reductions: | | | |
| Loans sold servicing released | (74,693) | (43,333) | (70,790) |
| Regular amortization, prepayments and foreclosures | (189,307) | (238,726) | (254,252) |
| Balance, December 31, | $2,020,374 | $2,008,616 | $2,030,159 |

At December 31, 2008, key economic assumptions and the sensitivity of current fair value of the mortgage servicing rights related to immediate 10% and 25% adverse changes in those assumptions are presented in the following table below. These sensitivities are hypothetical and should be used with caution. Changes in the fair value based on 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the below table, the effect of a variation in a particular assumption on the fair value of the mortgage servicing rights is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, changes in prepayment speed estimates could result in changes in the discount rates), which might magnify or counteract the sensitivities.

(Dollars in thousands)

The following table shows the estimated future amortization of mortgage servicing rights based on existing assets at December 31, 2008:

| | |
|---|---|
| Fair value of mortgage servicing rights | $18,803 |
| Expected weighted-average life (in months) | 78.2 |
| Prepayment speed assumption (annual CPR) | 16.1% |
| Decrease in fair value from 10% adverse change | $ 966 |
| Decrease in fair value from 25% adverse change | 2,275 |
| Discount rate assumption | 9.7% |
| Decrease in fair value from 100 basis point adverse change | $ 582 |
| Decrease in fair value from 200 basis point adverse change | 1,125 |

The following table shows the estimated future amortization for mortgage servicing rights at December 31, 2008:

| Years Ended December 31, | |
|---|---|
| 2009 | $ 3,157 |
| 2010 | 2,720 |
| 2011 | 2,254 |
| 2012 | 1,871 |
| 2013 | 1,555 |
| more than 5 years | 7,221 |
| | $18,778 |

## 7. Restrictions on Cash and Dividends

The average balance on deposit with the FRB or other governing bodies to satisfy reserve requirements amounted to $3.0 million and $2.7 million during 2008 and 2007, respectively. The level of this balance is based upon amounts and types of customers' deposits held by the banking subsidiary of the Corporation. In addition, deposits are maintained with other banks at levels determined by Management based upon the volumes of activity and prevailing interest rates to compensate for check-clearing, safekeeping, collection and other bank services performed by these banks. At December 31, 2008, cash and due from banks included $3.0 million deposited with the FRB and other banks for these reasons.

Dividends paid by the subsidiaries are the principal source of funds to enable the payment of dividends by the Corporation to its shareholders. These payments by the subsidiaries in 2008 were restricted, by the regulatory agencies, principally to the total of 2008 net income plus undistributed net income of the previous two calendar years. Regulatory approval must be obtained for the payment of dividends of any greater amount.

On January 9, 2009, the Corporation completed the sale to the Treasury of $125.0 million of Series A Preferred Shares as part of the CPP enacted under the EESA. Under the standardized CPP terms, cumulative dividends on the Series A Preferred Shares will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter, but will be paid only if, as and when declared by the Corporation's Board of Directors. The Series A Preferred Shares have no maturity date and rank senior to the Corporation's common shares with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the Corporation.

As long as the Series A Preferred Shares remain outstanding, the Corporation may declare and pay dividends on its common shares only if all accrued and unpaid dividends for all past dividend periods on the Series A Preferred Shares are fully paid. Until the third anniversary of the sale of the Series A Preferred Shares, unless such shares have

(Dollars in thousands)

been transferred or redeemed in whole, any increase in dividends on the Corporation's common shares above the amount of the last quarterly cash dividend per share declared prior to October 14, 2008 ($0.29 per share) will require prior approval of the Treasury. The terms of the Corporation's agreement with the Treasury allow for additional restrictions, including those on dividends, to be imposed by the Treasury, including unilateral amendments to comply with legislative changes. Under ARRA, FirstMerit may repay the Treasury without penalty and without the need to raise additional capital, subject to the Treasury's consultation with the appropriate regulatory agency, in which event these restrictions would no longer apply.

The consent of the Treasury generally is also required for the Corporation to make any stock repurchase (other than in connection with the administration of any employee benefit plan in the ordinary course of business and consistent with past practice) until January 9, 2012, unless all of the Series A Preferred Shares have been redeemed or transferred by the Treasury to unaffiliated third parties. Further, common shares, junior preferred shares or *pari passu* preferred shares may not be repurchased if the Corporation is in arrears on the payment of Series A Preferred Share dividends.

## 8. Premises and Equipment

The components of premises and equipment are as follows:

| | At December 31, 2008 | At December 31, 2007 | Estimated useful lives |
|---|---|---|---|
| Land | $ 23,114 | $ 20,149 | — |
| Buildings | 143,632 | 139,211 | 10-35 yrs |
| Equipment | 106,296 | 109,632 | 3-15 yrs |
| Leasehold improvements | 20,529 | 19,530 | 1-20 yrs |
| Software | 53,732 | 52,896 | 3-7 yrs |
| | 347,303 | 341,418 | |
| Less accumulated depreciation and amortization | $214,119 | 210,949 | |
| | $133,184 | $130,469 | |

Amounts included in other expenses on the face of the consolidated financial statements for depreciation and amortization aggregated $18.7 million, $20.0 million and $19.4 million for the years ended 2008, 2007 and 2006, respectively.

## 9. Certificates and Other Time Deposits

The aggregate amounts of certificates and other time deposits of $100 thousand and over at December 31, 2008 and 2007 were $801.2 million and $727.3 million, respectively. Interest expense on these certificates and time deposits amounted to $43.8 million, $43.8 million and $40.8 million in 2008, 2007, and 2006, respectively.

(Dollars in thousands)

## 10. Securities Sold under Agreements to Repurchase and Wholesale Borrowings

At December 31, 2008 and 2007, long-term debt outstanding is comprised of the following:

| | As of December 31 | |
|---|---|---|
| | 2008 | 2007 |
| Securities sold under agreements to repurchase | $ 921,390 | $1,256,080 |
| Term Auction Facility | 150,000 | — |
| Term Investment Option | — | 500,000 |
| Bank notes | 150,000 | 150,000 |
| FHLB advances | 1,021,392 | 31,054 |
| Capital securities | 21,450 | 21,450 |
| Other | 1,353 | 1,251 |
| Line of credit | — | 1,000 |
| Convertible subordinated debentures | — | 366 |
| Total long-term debt | $2,265,585 | $1,961,201 |

At December 31, 2008, the maturities of securities sold under agreements to repurchase ranged from one day to six years and five months. They are collateralized by securities of the U.S. Government or its agencies.

Select financial statement information pertaining to the securities sold under agreements to repurchase and wholesale borrowings is as follows:

| | As of December 31 | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Securities sold under agreements to repurchase** | | | |
| Average balance during the year | $1,343,441 | $1,471,785 | $1,283,951 |
| Weighted-average annual interest rate during the year | 2.37% | 4.84% | 4.37% |
| Maximum month-end balance | $1,603,335 | $1,601,491 | $1,562,871 |
| **Wholesale borrowings** | | | |
| Average balance during the year | $ 663,109 | $ 326,460 | $ 404,723 |
| Weighted-average annual interest rate during the year | 4.16% | 6.31% | 5.96% |
| Maximum month-end balance | $1,344,195 | $ 713,516 | $ 800,643 |

The respective terms of the wholesale borrowings are as follows:

*Term Auction Facility.* In 2008, the Corporation entered into a new borrowing arrangement, Term Auction Facility ("TAF"), with the Federal Reserve Bank. The funds are obtained by institutions at a rate determined through a competitive bidding process. Borrowings are collateralized with commercial loans held in an account with the Federal Reserve. At December 31, 2008, the TAFs had interest rates of 0.42% and 0.60% and maturities of eighty-four days.

*Term Investment Option.* During 2005, the Corporation entered into a new borrowing arrangement, Term Investment Option ("TIO"), with the United States Treasury. The funds are obtained by institutions at a rate determined through a competitive bidding process. Borrowings are collateralized with commercial loans held in an account with the Federal Reserve. At December 31, 2007, the TIOs had interest rates ranging from 4.19% to 4.25% and maturities ranging from two to three days. No amounts were outstanding as of December 31, 2008.

*Bank Notes.* During 2000, the Corporation issued $150.0 million of subordinated bank notes under a debt agreement. The notes bear interest at 8.625% and mature on April 1, 2010. Under the debt agreement, the aggregate

**(Dollars in thousands)**

principal outstanding at any one time may not exceed $1.0 billion. The notes were offered only to institutional investors.

*FHLB Advances.* The balances of the FHLB advances outstanding at year-end 2008 included: $1,017.0 million with maturities from one to five years and $4.4 million with maturities over five years. The FHLB advances have interest rates that range from 0.34% to 7.15% during 2008.

Residential mortgage loans, second mortgages and home equity lines of credit totaling $1,404.5 million at December 31, 2008 and $1,330.7 million at December 31, 2007 were pledged to secure FHLB advances.

*Capital Securities.* During 1998, FirstMerit Capital Trust I, formerly Signal Capital Trust I, issued and sold $50.0 million of 8.67% Capital Securities to investors in a private placement. In an exchange offer, a Common Securities Trust exchanged the outstanding Series A Securities for 8.67% Capital Securities, Series B which are owned solely by the Corporation's wholly-owned subsidiary, FirstMerit Bank, N.A. Distributions on the Capital Securities are payable semi-annually, commencing August 15, 1998 at the annual rate of 8.67% of the liquidation amount of $1.0 million per security. Generally, the interest payment schedule of the Debentures is identical to the Capital Securities schedule. The Corporation has acquired approximately $28.6 million of the Series B Capital Securities in the open market. The activity and balances resulting from these open market acquisitions have been properly eliminated when they represent intercompany transactions in the consolidated financial statements and the related notes. The outstanding balance of the Capital Securities totaled $21.5 million at December 31, 2008 and 2007.

*Other.* At December 31, 2008 and 2007, other borrowings primarily consist of the SFAS 133 basis adjustment on the Capital Securities.

*Lines of Credit.* The Corporation has three lines of credit with financial institutions, each described as follows:

The Corporation had a $15.0 million line of credit with a financial institution with no outstanding balance at December 31, 2008 and an outstanding balance of $1.0 million with an interest rate of 5.51% at December 31, 2007. The line carries a variable interest rate on LIBOR advances based on the one-month LIBOR plus 27 basis points, 30 basis points or 32.5 basis points depending on the Corporation's debt rating, and a variable interest rate on base rate advances based on the greater of the prime lending rate of the financial institution or 50 basis points above the Federal Funds rate.

The Corporation had a $15.0 million line of credit with a financial institution with no outstanding balance as of December 31, 2008 and 2007. The line carries a variable interest rate on LIBOR rate advances based on LIBOR plus 175 basis points and a variable interest rate on base rate advances based on the greater of prime lending rate of the financial institution, the sum of the Federal Funds Open Rate plus 50 basis points or the sum of the daily LIBOR Rate plus 100 basis points.

The Corporation had a $35.0 million line of credit with a financial institution with no outstanding balance as of December 31, 2008 and 2007. The line carries a variable interest rate on LIBOR advances based on the one-month LIBOR plus 27 basis points, 30 basis points or 32.5 basis points depending on the Corporation's debt rating, and a variable interest rate on base rate advances based on the greater of the base rate of the financial institution or 50 basis points above the Federal Funds rate.

The lines of credit in existence at December 31, 2008 and 2007 require the Corporation to maintain risk-based capital ratios at least equal to those of a well capitalized institution. The Corporation was in compliance with these requirements at the end of both years.

*Convertible Bonds.* The convertible bonds at December 31, 2007 consist of 15 year, 6.25% debentures issued in a public offering in 1993. These bonds matured May 5, 2008.

(Dollars in thousands)

### Contractual Maturities

The following table illustrates the contractual maturities of the Corporation's securities sold under agreements to repurchase and wholesale borrowings at December 31, 2008:

| | Total | One Year or Less | One to Three Years | Three to Five Years | Over Five Years |
|---|---|---|---|---|---|
| Securities sold under agreements to repurchase | $ 921,390 | $ 821,390 | $ 25,000 | $ 50,000 | $25,000 |
| Term auction facility | 150,000 | 150,000 | — | — | — |
| Bank notes | 150,000 | — | 150,000 | — | — |
| FHLB advances | 1,021,392 | 500,230 | 455,122 | 61,624 | 4,416 |
| Capital securities | 21,450 | — | — | — | 21,450 |
| Other | 1,353 | 48 | 19 | 116 | 1,170 |
| Total long-term debt | $2,265,585 | $1,471,668 | $630,141 | $111,740 | $52,036 |

The following table provides further detail of the maturities of securities sold under agreements to repurchase at December 31, 2008:

| | |
|---|---|
| Overnight | $821,390 |
| Up to thirty days | — |
| Thirty day to ninety days | — |
| Over ninety days | 100,000 |
| | $921,390 |

### 11. Federal Income Taxes

Federal income tax expense is comprised of the following:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Taxes currently payable | $ 60,152 | $46,817 | $43,457 |
| Deferred (benefit) expense | (11,248) | 3,564 | (7,081) |
| | $ 48,904 | $50,381 | $36,376 |

(Dollars in thousands)

Actual Federal income tax expense differs from the statutory tax rate as shown in the following table:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| Statutory rate | 35.00% | 35.00% | 35.00% |
| Increase (decrease) in rate due to: | | | |
| Interest on tax-exempt securities and tax-free loans, net | (2.29) | (1.87) | (1.21) |
| Bank owned life insurance | (2.65) | (2.80) | (4.39) |
| Low income housing tax credit | (1.06) | (0.96) | (1.14) |
| Dividends received deduction | — | (0.17) | (0.21) |
| ESOP Dividends | (0.51) | (0.49) | (0.68) |
| Non-deductible meals and entertainment | 0.19 | 0.17 | 0.22 |
| Other | 0.36 | 0.17 | 0.11 |
| Effective tax rates | 29.04% | 29.05% | 27.70% |

Income tax expense as reflected in the previous table excludes net worth-based taxes, which are assessed in lieu of income tax in Ohio and Pennsylvania. These taxes are $6.4 million, $6.4 million and $(2.5) million in 2008, 2007 and 2006, respectively, and are recorded in other operating expense in the consolidated statements of income and comprehensive income. Taxes other than federal income tax (included in other expenses) benefited from the reversal of $9.5 million in tax expense associated with the favorable resolution of non-income tax examinations covering the years 2003 through 2005. This and other adjustments had the effect of reducing 2006 other tax expenses by $6.2 million.

Principal components of the Corporation's net deferred tax asset are summarized as follows:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Deferred tax assets: | | |
| Allowance for credit losses | $ 38,611 | $ 35,427 |
| Employee benefits | 40,761 | 23,844 |
| REMIC | 8,728 | 8,848 |
| Available for sale securities | (463) | 7,368 |
| | 87,637 | 75,487 |
| Deferred tax liabilities: | | |
| Leased assets and depreciation | (3,684) | (11,169) |
| FHLB stock | (26,102) | (23,019) |
| Loan fees and expenses | (6,137) | (6,763) |
| Goodwill | (5,460) | (4,670) |
| Other | 1,334 | 556 |
| | (40,049) | (45,065) |
| Total net deferred tax asset | $ 47,588 | $ 30,422 |

(Dollars in thousands)

The period change in deferred taxes recorded both directly to capital and as a part of the income tax expense and can be summarized as follows:

| | Years Ended December 31, 2008 | 2007 |
|---|---|---|
| Deferred tax changes reflected in other comprehensive income | $ (5,920) | $19,611 |
| Deferred tax changes reflected in Federal income tax expense | (11,248) | 3,564 |
| Net change in deferred taxes | $(17,168) | $23,175 |

In consideration of the positive evidence available from projected taxable income in future years and net operating loss carryback availability from prior years, the Corporation believes that it is more likely than not that the deferred tax asset will be realized and accordingly no valuation allowance has been recorded.

In July 2006 FIN 48 was issued which clarified the criteria for recognition and measurement of income tax benefits in accordance with SFAS 109. Under FIN 48, evaluation of income tax benefits is a two-step process. First, income tax benefits can be recognized in financial statements for a tax position only if it is considered "more likely than not" (as defined under SFAS 5) of being sustained on audit based solely on the technical merits of the income tax position. Second, if the recognition criteria are met, the amount of income tax benefits to be recognized is measured based on the largest income tax benefit that is more than 50 percent likely to be realized on ultimate resolution of the tax position.

FIN 48, was adopted by the Corporation on January 1, 2007, the date it became effective. At adoption, the Corporation had $1.9 million of gross Unrecognized income Tax Benefits ("UTB"). Management determined that the reserve was adequate and no adjustment to retained earnings was deemed necessary.

A reconciliation of the change in the reserve for uncertain tax positions is as follows:

| | Federal and State Tax | Accrued Interest and Penalties | Gross Unrecognized Income Tax Benefits |
|---|---|---|---|
| Balance at January 1, 2008 | $865 | $ 859 | $1,724 |
| Additions for tax provisions related to current year | 28 | 5 | 33 |
| Additions for tax provisions related to prior year | (4) | 740 | 736 |
| Reduction for tax positions related to prior closed tax years | — | (751) | (751) |
| Reduction for tax positions related to prior tax years | — | (17) | (17) |
| Balance at December 31, 2008 | $889 | $ 836 | $1,725 |
| Components of Reserve: | | | |
| Potential non-deductible compensation | $ 58 | $ 12 | $ 70 |
| Potential adjustment to non-deductible interest expense | 132 | 12 | 144 |
| Timing of the accrual for interest on nonperforming assets | — | 670 | 670 |
| State income tax exposure | 699 | 142 | 841 |
| Balance at December 31, 2008 | $889 | $ 836 | $1,725 |

The Corporation recognized accrued interest and penalties, as appropriate, related to UTBs in the effective tax rate. The balance of accrued interest and penalties at the reporting periods is presented in the table above. The reserve of uncertain tax positions is recorded in accrued taxes, expenses and other liabilities on the consolidated balance sheets.

**(Dollars in thousands)**

The Corporation and its subsidiaries are routinely examined by various taxing authorities. With few exceptions, the Corporation is no longer subject to federal, state and local tax examinations by tax authorities for years before 2004. The expiration of statutes of limitation for various jurisdictions is expected to reduce the UTB balance by approximately $0.9 million within the next twelve months. Management anticipates that the UTB balance will increase by $0.8 million as a result of the 2008 tax filings in the next twelve months. If the total amount of UTBs were recognized the effective tax rate would decrease by 102 basis points to 28.02% at December 31, 2008.

Management monitors changes in tax statutes and regulations and the issuance of judicial decisions to determine the potential impact to uncertain income tax positions. During 2008, federal statutes were changed to allow ordinary loss treatment on the sale of applicable preferred stock. This change eliminated a potential 2008 UTB. As a participant in Treasury's Capital Purchase Program, a portion of senior executive's compensation will not be deductible which could give rise to future 2009 UTB. As of December 31, 2008, Management had identified no other potential Treasury regulations or legislative initiatives that could have a significant impact on the UTB balance within the next twelve months.

## 12. Benefit Plans

*Pension plans.* The Corporation has a defined benefit pension plan which covers employees vested in the pension plan as of December 31, 2006. On May 18, 2006, the Corporation's Board of Directors approved freezing the defined benefit pension plan for non-vested employees and closed it to new entrants after December 31, 2006. In general, benefits are based on years of service and the employee's compensation. The Corporation's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax reporting purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. The Corporation did not make a contribution to the qualified pension plan during 2008, 2007 and 2006. The Corporation is not required and does not expect to make a contribution to its pension plan in 2009.

The amendments to the defined benefit pension plan qualified as a curtailment of the pension plan, the impact of which was a $1.4 million gain that was recognized as of December 31, 2006 by a direct reduction of the pension plan's cumulative net loss.

A supplemental non-qualified, non-funded pension plan for certain officers is also maintained and is being provided for by charges to earnings sufficient to meet the projected benefit obligation. The pension cost for this plan is based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plan.

*Postretirement medical and life insurance plan.* The Corporation also sponsors a benefit plan which provides postretirement medical and life insurance for retired employees. Effective January 1, 1993, the plan was changed to limit the Corporation's medical contribution to 200% of the 1993 level for employees who retire after January 1, 1993. The Corporation reserves the right to terminate or amend the plan at any time.

The cost of postretirement benefits expected to be provided to current and future retirees is accrued over those employees' service periods. Prior to 1993, postretirement benefits were accounted for on a cash basis. In addition to recognizing the cost of benefits for the current period, recognition is being provided for the cost of benefits earned in prior service periods (the transition obligation).

*Other employee benefits.* FirstMerit's Amended and Restated Executive Deferred Compensation Plan allows participating executives to elect to receive incentive compensation payable with respect to any year in whole shares of common stock, to elect to defer receipt of any incentive compensation otherwise payable with respect to any year in increments of 1%. A stock account is maintained in the name of each participant and is credited with shares of common stock equal to the number of shares that could have been purchased with the amount of any compensation so

(Dollars in thousands)

deferred, at the closing price of the common stock on the day as of which the stock account is so credited. The deferred compensation liability at December 31, 2008 and 2007 was $10.2 million and $9.7 million, respectively.

*Savings plan.* The Corporation maintains a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all full-time and part-time employees after three months of continuous employment. The savings plan was approved for non-vested employees in the defined benefit pension plan and new hires as of January 1, 2007. Through the year ended December 31, 2008, employee contributions were partially matched by the Corporation at a rate of $.50 for each $1.00 invested up to 6 percent of the employee's qualifying salary and an additional $.50 for each $1.00 invested up to 3 percent of the employee's qualifying salary. Matching contributions vest in accordance with plan specifications. Effective January 1, 2009, the Corporation has suspended its matching contribution to the savings plan. Contributions made by the Corporation to the savings plan were $4.2 million, $4.2 million and $4.1 million for 2008, 2007 and 2006, respectively.

*Actuarial assumptions.* The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan's target asset allocation and expected duration of benefit payments. The Corporation's pension plan weighted-average allocations at measurement dates by asset category are as follows:

| Asset Category | Percentage of Plan Assets on Measurement Date* | |
|---|---|---|
| | 2008 | 2007 |
| Cash and money market funds | 4.77% | 4.12% |
| U.S. Treasury obligations | 5.40% | 5.49% |
| U.S. government agencies | 7.50% | 4.17% |
| Corporate bonds | 7.22% | 5.11% |
| Domestic equity mutual funds | 75.11% | 81.11% |
| | 100.00% | 100.00% |

* The measurement date is December 31 for 2008 and September 30 for 2007.

The Corporation's asset allocation strategy favors equities, with a target allocation of approximately 65% equity securities. The asset allocation policy is as below:

| Asset Class | Target | Range |
|---|---|---|
| Large Cap U.S. Equity | 35.00% | 25%-40% |
| Small/Mid Cap U.S. Equity | 15.00% | 5%-20% |
| International Equity | 15.00% | 10%-20% |
| Total Equity | 65.00% | 50%-75% |
| Fixed Income | 35.00% | 30%-50% |
| Cash Equivalents | 0.00% | 0%-10% |
| | 100.00% | |

The Corporation uses historic plan asset returns combined with current market conditions to estimate the rate of return. The expected rate of return on plan assets is a long-term assumption and generally does not change annually. The expected return on equities was computed using a valuation framework, which projected future returns based on current equity valuations rather than historical returns. Due to active management of the plan's assets, the return on the plan equity investments historically has exceeded market averages. Management estimated the rate by which the

(Dollars in thousands)

plan assets would outperform the market in the future based on historical experience adjusted for changes in asset allocation and expectations for overall future returns on equities compared to past periods.

The discount rate reflects the market rate for high-quality fixed income debt instruments, that is rated double-A or higher by a recognized ratings agency, on the Corporation's annual measurement date and is subject to change each year. The discount rate is selected on data specific to the Corporation's plans and employee population. During 2008, the Corporation used a discount rate of 6.86% in the pension liability valuation, an increase of .61 basis points from the 2007 discount rate.

The rate of compensation increase for the qualified pension plans was increased by 1.47% in 2008 to 5.22%. The Corporation used an assumed return on assets of 8.50% for both 2008 and 2007.

Additional information on the assumptions used to value the pension liability is included in Critical Accounting Policies within Management's Discussion and Analysis of Financial Condition and Results of Operations.

The actuarial assumptions used in the defined benefit pension plan and the postretirement medical and life insurance benefit plan were as follows:

| Weighted-average assumptions as of the measurement date* | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Discount Rate | 6.86% | 6.25% | 5.75% | 6.93% | 6.25% | 5.75% |
| Long-term rate of return on assets | 8.50% | 8.50% | 8.50% | — | — | — |
| Rate of compensation increase | 3.75% - 5.22% | 3.75% | 3.75% | — | — | — |
| Medical trend rates — non-medicare risk Pre-65 | — | — | — | 7.5% to 5.0% | 8.0% to 5.0% | 8.0% to 5.0% |
| Medical trend rates — non-medicare risk Post-65 | — | — | — | 7.5% to 5.0% | 8.0% to 5.0% | 8.0% to 5.0% |
| Prescription Drugs | — | — | — | 9.5% to 5.0% | 10.0% to 5.0% | 11.0% to 5.0% |
| Medical trend rates — medicare risk HMO Post-65 | — | — | — | 9.5% to 5.0% | 10.0% to 5.0% | 12.0% to 5.0% |

* The measurement date is December 31 for 2008. The measurement date for 2007 and 2006 is September 30.

For measurement purposes, the assumed annual rate increase in the per capita cost of non-Medicare covered health care benefits was 7.50% in 2008, decreased gradually to 5.0% in 2014, and Medicare covered health care benefits was 9.5%, decreased gradually to 5.0% in 2018.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 100 basis point change in assumed health care cost trend rates would have the following effects:

| | 1-Percentage Point Increase | 1-Percentage Point Decrease |
|---|---|---|
| Effect on total of service and interest cost components of net periodic postretirement health care benefit costs | $117 | $(102) |
| Effect on postretirement benefit obligation for health care benefits | $885 | $(794) |

(Dollars in thousands)

The components of net periodic pension and postretirement benefits are:

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Components of Net Periodic Pension/Postretirement Cost | | | | | | |
| Service cost | $ 5,419 | $ 7,466 | $ 6,932 | $ 994 | $ 889 | $ 746 |
| Interest cost | 10,319 | 9,655 | 9,413 | 1,771 | 1,736 | 1,663 |
| Expected return on assets | (11,688) | (11,185) | (11,399) | — | — | — |
| Prior service costs | 115 | 164 | 180 | (406) | (541) | (541) |
| Cumulative net loss | 2,983 | 5,346 | 5,462 | 211 | 407 | 430 |
| Adjustment for measurement date change | | | | | | |
| Prior service cost/(credit) | 44 | — | — | (135) | — | — |
| Acturial loss | 994 | — | — | 71 | — | — |
| Net periodic pension/postretirement cost | $ 8,186 | $ 11,446 | $ 10,588 | $2,506 | $2,490 | $2,298 |

Effective December 31, 2008, the Corporation adopted the final measurement provisions of SFAS 158, which required the annual measurement date of a plan's assets and benefit obligations be as of the date of the employer's fiscal year-end statement of financial position. Prior to the adoption of this provision, the Corporation had elected a September 30 measurement date to value plan assets and benefit obligations. The following table summarizes the effects of adopting the measurement date provisions of SFAS 158 on the consolidated balance sheet as of December 31, 2008:

| | SFAS 158 Measurement Date Adoption Adjustments |
|---|---|
| Deferred taxes | $ 189 |
| Total Assets | $ 189 |
| Pension liabilities | $ 540 |
| Total Liabilities | $ 540 |
| Retained Earnings | $(843) |
| Accumulated other comprehensive loss | $ 492 |
| Total shareholders' equity | (351) |
| Total liabilities and shareholders' equity | $ 189 |

(Dollars in thousands)

The following table sets forth the plans' funded status and amounts recognized in the Corporation's consolidated financial statements.

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Change in Benefit Obligation | | | | |
| Projected Benefit Obligation (PBO)/, | | | | |
| Accumulated Postretirement Benefit Obligation (APBO), beginning of year | $168,722 | $172,208 | $ 29,448 | $ 31,319 |
| Service cost | 5,419 | 7,466 | 994 | 889 |
| Interest cost | 10,319 | 9,655 | 1,771 | 1,736 |
| Plan Amendments | 1,522 | — | — | — |
| Participant contributions | — | — | 946 | 486 |
| Actuarial (loss) gain | (14,158) | (11,048) | (582) | (1,133) |
| Benefits paid | (12,133) | (9,559) | (4,048) | (3,849) |
| Adjustment for measurement date change | 3,934 | — | 692 | — |
| PBO/APBO, end of year | $163,625 | $168,722 | $ 29,221 | $ 29,448 |
| Change in Plan Assets | | | | |
| Fair Value of Plan Assets, beginning of year | $145,326 | $134,957 | $ — | $ — |
| Actual return on plan assets | (32,017) | 17,775 | — | — |
| Participant contributions | — | — | 946 | 486 |
| Employer contributions | 1,606 | 2,153 | 3,102 | 3,363 |
| Benefits paid | (12,133) | (9,559) | (4,048) | (3,849) |
| Adjustment for measurement date change | (2,922) | — | — | — |
| Fair Value of Plan Assets, end of year | $ 99,860 | $145,326 | $ — | $ — |
| Funded Status | $ (63,765) | $ (23,395) | $(29,222) | $(29,448) |
| Prior service (benefits) costs | 1,773 | 454 | (3,790) | (4,467) |
| Cumulative net loss | 79,290 | 48,871 | 5,234 | 6,168 |
| Post-measurement date contributions | — | 203 | — | 868 |
| Prepaid (accrued) pension/ postretirement cost | $ 17,298 | $ 26,133 | $(27,778) | $(26,879) |
| Amounts recognized in the statement of financial condition consist of: | | | | |
| Prepaid benefit cost | $ — | $ — | $ — | $ — |
| Accrued benefit liability | (63,765) | (23,395) | (29,222) | (29,448) |
| Intangible asset | — | — | — | — |
| Accumulated other comprehensive income | 81,063 | 49,325 | 1,444 | 1,701 |
| Post-measurement date contributions | — | 203 | — | 868 |
| Net amount recognized | $ 17,298 | $ 26,133 | $(27,778) | $(26,879) |

(Dollars in thousands)

Accumulated Benefit Obligation ("ABO") for the Corporation's pension plan was $143.9 million, and $145.3 million for the years ended December 31, 2008 and 2007, respectively. Information for those pension plans that had an ABO in excess of plan assets is as follows:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Aggregate Projected benefit obligation | $ 63,765 | $17,445 | n/a | n/a |
| Aggregate accumulated benefit obligation | 143,935 | 16,532 | n/a | n/a |
| Aggregate fair value of plan assets | 99,860 | — | n/a | n/a |

During the years ended December 31, 2008 and 2007, the Corporation received $0.2 million, in each year, in subsidy payments under the Medicare Prescription Drug, Improvement and Modernization Act of 2003. At December 31, 2008, the projected benefit payments for the pension plans and the postretirement benefit plan, which reflect expected future service, as appropriate, and the Medicare subsidies, totaled $8.4 million and $2.4 million, in 2009 $9.7 million and $2.6 million, in 2010 $10.0 million and $2.8 million, in 2011 $11.4 million and $2.8 million in 2012, $11.6 million and $2.8 million in 2013, and $67.7 million and $15.2 million in years 2014 through 2023, respectively. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations in the preceding tables.

Amounts recognized in accumulated other comprehensive loss consist of:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| Prior service cost | $ 1,773 | $ 454 | $(3,790) | $(4,467) |
| Cumulative net loss | 79,290 | 48,871 | 5,234 | 6,168 |
| Total amount recognized | $81,063 | $49,325 | $ 1,444 | $ 1,701 |

*Unrecognized Actuarial Gains and Losses.* Actuarial gains and losses are changes in measures of the plan assets or benefit obligations that occur during a period because of differences between actual experience and assumptions, or that occur as a result of changes in one or more actuarial assumptions. Actuarial gains and losses can arise from differences between the expected and actual return on plan assets, from changes in the benefit obligation due to changes in discount rates, from changes in assumptions about future compensation increases, health care cost trend rates, or other factors.

Net unrecognized actuarial gains or losses and prior service costs are recognized as an adjustment to accumulated other comprehensive income, net of tax, in the period they arise and, subsequently, recognized as a component of net periodic benefit cost over the average remaining service period of the active employees which is in accordance with the provisions of SFAS 158.

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (credit) during the next fiscal year are as follows:

| | Pension | Postretirement | Total |
|---|---|---|---|
| Prior service cost | $ 221 | $(541) | $ (320) |
| Cumulative net loss | 3,044 | 212 | 3,256 |

## 13. Share-Based Compensation

The Corporation's 1997, 1999, 2002 and 2006 Stock and Equity Plans (the "Plans") provide stock options and restricted stock awards to certain key employees (and to all full-time employees in the case of the 1999, 2002 and 2006

(Dollars in thousands)

Plans) for up to 8,754,753 common shares of the Corporation. In addition, the 2002 and 2006 Plans provide for the granting of non-qualified stock options and nonvested (restricted) shares to certain non-employee directors of the Corporation. Outstanding options under these Plans are generally not exercisable for twelve months from date of grant. The total share-based compensation expense and recognized during the years ended December 31, 2008, 2007 and 2006 was $4.5 million, $2.1 million and $6.0 million, respectively, and the related tax benefit thereto was $1.6 million, $0.7 million and $1.6 million, respectively. Share-based compensation expense related to award granted to employees as well as award granted to directors is recorded in salaries, wages, pension and employee benefits in the consolidated statements of income and comprehensive income.

Certain of the Corporation's share-based award grants contain terms that provide for a graded vesting schedule whereby portions of the award vest in increments over the requisite service period. As provided for under SFAS 123(R), the Corporation has elected to recognize compensation expense for awards with graded vesting schedule on a straight-line basis over the requisite service period for the entire award. SFAS 123(R) requires companies to recognize compensation expense based on the estimated number of stock options and awards for which service is to be rendered. Upon stock option exercise or stock unit conversion, it is the policy of the Corporation to issue shares from treasury stock.

In accordance with the Corporation's stock option and nonvested (restricted) shares plans, employee participants that are 55 or older and have 15 years of service are eligible to retire. At retirement, all unvested awards continue to vest. Prior to the Plans' amendments during 2007, which eliminated post retirement vesting, all unvested awards at the time of retirement continued to vest. As required by SFAS 123(R), the Corporation accelerates the recognition of compensation costs for share-based awards granted to retirement-eligible employees prior and employees who become retirement-eligible is granted or modified, the compensation cost of these awards is recognized over the period up to the date the employee first becomes eligible to retire.

*Stock Option Awards*

Options under these Plans are granted with an exercise price equal to the market price of the Corporation's stock at the date of grant; those option awards generally vest based on 3 years of continuous service and have a 10 year contractual term. Options granted as incentive stock options must be exercised within ten years and options granted as non-qualified stock options have terms established by the Compensation Committee of the Board and approved by the non-employee directors of the Board. Upon termination, options are cancelable within defined periods based upon the reason for termination of employment.

The Black-Scholes option pricing model was used to estimate the fair market value of the options at the date of grant. This model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Corporation's employee stock options. Because of these differences, the Black-Scholes model is not a perfect indicator of value of an employee stock option, but it is commonly used for this purpose. The model is also sensitive to changes in subjective assumptions, which can materially affect fair value estimates. Expected volatilities are based on implied volatilities from historical volatility of the Corporation's stock, and other factors. The Corporation uses historical data to estimate option exercise and employee termination with the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the difference in lives given below results from certain groups of employees exhibiting different behaviors. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The assumptions pertaining to options issued

**(Dollars in thousands)**

during 2007 and 2006 are shown in the following table. There were no options granted during the year ended December 31, 2008.

| | Year Ended December 31, | |
|---|---|---|
| | 2007 | 2006 |
| Assumptions: | | |
| Dividend yield | 5.06% | 4.25% |
| Expected volatility | 22.75% | 23.51% |
| Risk free interest rate | 4.58% | 4.86% |
| Expected lives | 6 years | 4.92 years |

On December 27, 2005, with the approval of the Compensation Committee of the Board of Directors, the Corporation accelerated the vesting of unvested out-of-the-money stock options ("Options") outstanding under the Amended and Restated 2002 Stock Plan.

The decision to accelerate these Options was made primarily to reduce non-cash compensation expense that would have been recorded in the Corporation's income statement in future periods upon the adoption of SFAS 123(R). The Compensation Committee of the Board of Directors of the Corporation is authorized under the 2002 Plan to prescribe the time of the exercise of stock options and to accelerate the time at which stock options become exercisable. As a result of this decision, the Corporation reduced the after-tax stock option expense it would have been required to record by approximately $2.3 million in 2006 and $1.5 million in 2007.

As a result of this vesting acceleration, options to purchase approximately 1.7 million shares became exercisable immediately. These Options would have vested through February 2008. Based upon the Corporation's closing price of $26.32 on December 27, 2005, all of the Options accelerated were out-of-the-money, that is, the Options' exercise price was greater than the current market value of the Corporation's stock. The number of shares, exercise prices and terms of the Options, subject to acceleration, remain the same.

(Dollars in thousands)

A summary of stock option activity under the Plans as of December 31, 2008 and 2007, and changes during the years then ended is as follows:

| Options | Shares (000's) | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value (000's) |
|---|---|---|---|---|
| Outstanding at January 1, 2007 | 7,219 | $25.64 | | |
| Granted | 56 | 20.99 | | |
| Exercised | (160) | 20.13 | | |
| Forfeited | (52) | 24.47 | | |
| Expired | (261) | 26.54 | | |
| Outstanding at December 31, 2007 | 6,802 | $25.64 | 3.90 | $807 |
| Granted | — | — | | |
| Exercised | (126) | 16.44 | | |
| Forfeited | (7) | 24.25 | | |
| Expired | (560) | 28.41 | | |
| Outstanding at December 31, 2008 | 6,109 | $25.54 | 3.15 | $691 |
| Exercisable at December 31, 2007 | 6,578 | $25.69 | 3.75 | $807 |
| Exercisable at December 31, 2008 | 6,010 | $25.58 | 3.08 | $691 |

There were no options granted during the year ended December 31, 2008. The weighted average grant-date fair value of options granted during the year ended December 31, 2007 was $3.22. The total intrinsic value of options exercised during the years ended December 31, 2008 and 2007 was $1.2 million and $0.2 million, respectively. Cash received from options exercised under all share-based payment arrangement for the years ended December 31, 2008 and 2007 was $2.1 million and $3.2 million, respectively. The actual tax benefit realized for the tax deduction from option exercise of the share-based payment arrangements totaled $0.4 million for the year ended December 31, 2008 and $0.1 million for the year ended December 31, 2007.

The Corporation has a policy of repurchasing shares on the open market to satisfy share option exercises. The Corporation repurchased 2.6 million common shares in the first quarter of 2006 which was adequate to cover option exercises for the full years 2008, 2007 and 2006.

At December 31, 2008 and 2007, there was $0.1 million and $0.3 million, respectively of unrecognized compensation cost related to stock options granted under the Plans which will be recognized over a weighted-average period of 0.53 years for the year ended December 31, 2008 and 1.38 year for the year ended December 31, 2007.

(Dollars in thousands)

*Nonvested Stock Awards*

The market price of the Corporation's common shares at the date of grant is used to estimate the fair value of nonvested (restricted) stock awards. A summary of the status of the Corporation's nonvested shares as of December 31, 2008 and 2007 and changes during the years then ended, is as follows:

| Nonvested (restricted) Shares | Shares (000's) | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2007 | 326 | $24.08 |
| Granted | 296 | 20.49 |
| Vested | (92) | 24.32 |
| Forfeited or expired | (92) | 23.58 |
| Nonvested at December 31, 2007 | 438 | $21.72 |
| Granted | 410 | 19.88 |
| Vested | (144) | 21.87 |
| Forfeited or expired | (26) | 20.79 |
| Nonvested at December 31, 2008 | 678 | $20.61 |

As of December 31, 2008 and 2007, there was $4.0 million and $3.4 million, respectively, of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 1.66 years for the year ended December 31, 2008 and 1.98 years for the year ended December 31, 2007. The total fair value of shares vested during the year ended December 31, 2008 and 2007 was $3.0 million and $1.9 million, respectively.

EITF 06-11 "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards" ("EITF 06-11") applies to entities that have share-based payment arrangements that entitle employees to receive dividends or dividend equivalents on equity-classified nonvested shares when those dividends or dividend equivalents are charged to retained earnings and result in an income tax deduction. Entities that have share-based payment arrangements that fall within the scope of EITF 06-11 are required to increase capital surplus for an realized income tax benefit associated with dividends or dividend equivalents paid to employees for equity classified nonvested equity awards. The Corporation adopted EITF 06-11 on January 1, 2008 for dividends declared on share-based payment awards subsequent to this date. The adoption did not have a material impact on financial condition, results of operations, or liquidity.

(Dollars in thousands)

## 14. Parent Company

Condensed financial information of FirstMerit Corporation (Parent Company only) is as follows:

### Condensed Balance Sheets

| | As of December 31, 2008 | As of December 31, 2007 |
|---|---|---|
| Assets: | | |
| Cash and due from banks | $ 12,667 | $ 6,816 |
| Investment securities | 1,249 | 1,190 |
| Loans to subsidiaries | 103,550 | 90,550 |
| Investment in subsidiaries, at equity in underlying value of their net assets | 864,586 | 858,458 |
| Other assets | 9,494 | 16,178 |
| Total Assets | $991,546 | $973,192 |
| Liabilities and Shareholders' Equity: | | |
| Convertible subordinated debt | $ — | $ 366 |
| Wholesale borrowings | 52,440 | 53,951 |
| Accrued and other liabilities | 1,263 | 1,898 |
| Shareholders' equity | 937,843 | 916,977 |
| Total Liabilities and Shareholders' Equity | $991,546 | $973,192 |

### Condensed Statements of Income

| | Years Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| Income: | | | |
| Cash dividends from subsidiaries | $112,591 | $139,111 | $78,655 |
| Other income | 2,708 | 2,717 | 2,728 |
| | 115,299 | 141,828 | 81,383 |
| Interest and other expenses | 10,761 | 11,288 | 10,977 |
| Income before federal income tax benefit and equity in undistributed income of subsidiaries | 104,538 | 130,540 | 70,406 |
| Federal income tax (benefit) | (2,250) | (2,581) | (2,295) |
| | 106,788 | 133,121 | 72,701 |
| Equity in undistributed income of subsidiaries | 12,697 | (10,094) | 22,245 |
| Net income | $119,485 | $123,027 | $94,946 |

(Dollars in thousands)

**Condensed Statements of Cash Flows**

| | Years Ended December 31, 2008 | 2007 | 2006 |
|---|---|---|---|
| Operating activities: | | | |
| Net income | $ 119,485 | $ 123,027 | $ 94,946 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Equity in undistributed (income) loss of subsidiaries | (12,697) | 10,094 | (22,245) |
| Decrease (increase) in Federal income tax receivable | 4,291 | 2,793 | 21,638 |
| Other | 2,177 | (3,062) | 2,818 |
| Net cash provided by operating activities | 113,256 | 132,852 | 97,157 |
| Investing activities: | | | |
| Loans to subsidiaries | (186,500) | (115,000) | (84,500) |
| Repayment of loans to subsidiaries | 173,500 | 74,500 | 143,000 |
| Payments for investments in and advances to subsidiaries | — | — | (61) |
| Purchases of investment securities | (59) | (76) | (56) |
| Net cash (used) provided by investing activities | (13,059) | (40,576) | 58,383 |
| Financing activities: | | | |
| Conversion of subordinated debt | (366) | (40) | (35) |
| Proceeds from short-term borrowings | 1,000 | 1,000 | — |
| Repayment of short-term borrowings | (2,511) | — | — |
| Cash dividends | (93,825) | (93,331) | (91,354) |
| Proceeds from exercise of stock options | 2,103 | 3,045 | 1,853 |
| Purchase of treasury shares | (747) | (233) | (65,837) |
| Net cash used by financing activities | (94,346) | (89,559) | (155,373) |
| Net increase in cash and cash equivalents | 5,851 | 2,717 | 167 |
| Cash and cash equivalents at beginning of year | 6,816 | 4,099 | 3,932 |
| Cash and cash equivalents at end of year | $ 12,667 | $ 6,816 | $ 4,099 |

## 15. Segment Information

Prior to 2007, the Corporation managed its operations through the major line of business "Supercommunity Banking." To improve revenue growth and profitability as well as enhance relationships with customers, the Corporation moved to a line of business model during the first quarter of 2007. Accordingly, prior period information has been reclassified to reflect this change.

Management monitors the Corporation's results by an internal performance measurement system, which provides lines of business results and key performance measures. The profitability measurement system is based on internal management methodologies designed to produce consistent results and reflect the underlying economics of the businesses. The development and application of these methodologies is a dynamic process. Accordingly, these measurement tools and assumptions may be revised periodically to reflect methodological, product, and/or management organizational changes. Further, these tools measure financial results that support the strategic objectives and internal organizational structure of the Corporation. Consequently, the information presented is not necessarily comparable with similar information for other financial institutions.

A description of each business, selected financial performance, and the methodologies used to measure financial performance are presented below.

- *Commercial* — The commercial line of business provides a full range of lending, depository, and related financial services to middle-market corporate, industrial, financial, small business, government and leasing clients. Commercial also includes the personal business of commercial loan clients as well as the "micro business" lines. Products and services offered include commercial loans such as term loans, revolving credit arrangements, inventory and accounts receivable financing, commercial mortgages, real estate construction lending and letters of credit.

- *Retail* — The retail line of business includes consumer lending and deposit gathering and residential mortgage loan origination and servicing. Retail offers a variety of retail financial products and services including direct and indirect installment loans, debit and credit cards, home equity loans and lines of credit, residential mortgage loans, deposit products, fixed and variable annuities and ATM network services. Deposit products include checking, savings, money market accounts and certificates of deposit.

- *Wealth* — The wealth line of business offers a broad array of asset management, private banking, financial planning, estate settlement and administration, credit and deposit products and services. Trust and investment services include personal trust and planning, investment management, estate settlement and administration services. Retirement plan services focus on investment management and fiduciary activities. Brokerage and insurance delivers retail mutual funds, other securities, variable and fixed annuities, personal disability and life insurance products and brokerage services. Private banking provides credit, deposit and asset management solutions for affluent clients.

- *Other* — The other line of business includes activities that are not directly attributable to one of the three principal lines of business. Included in the Other category are the parent company, eliminations companies, community development operations, the treasury group, which includes the securities portfolio, wholesale funding and asset liability management activities, and the economic impact of certain assets, capital and support function not specifically identifiable with the three primary lines of business.

The accounting policies of the lines of businesses are the same as those of the Corporation described in Note 1 (Summary of Significant Accounting Policies). Funds transfer pricing is used in the determination of net interest income by assigning a cost for funds used or credit for funds provided to assets and liabilities within each business unit. Assets and liabilities are match-funded based on their maturity, prepayment and/or repricing characteristics. As a result the three primary lines of business are generally insulated from changes in interest rates. Changes in net interest income due to changes in rates are reported in Other by the treasury group. Capital has been allocated on an economic risk basis. Loans and lines of credit have been allocated capital based upon their respective credit risk. Asset management holdings in the Wealth segment have been allocated capital based upon their respective market risk related to assets under management. Normal business operating risk has been allocated to each line of business by the level of noninterest expense. Mismatch between asset and liability cash flow as well as interest rate risk for mortgage servicing rights and the origination business franchise value have been allocated capital based upon their respective asset/liability management risk. The provision for loan losses is allocated based upon the actual net charge-offs of each respective line of business, adjusted for loan growth and changes in risk profile. Noninterest income and expenses directly attributable to a line of business are assigned to that line of business. Expenses for centrally provided services are allocated to the business line by various activity based cost formulas.

(Dollars in thousands)

The Corporation's business is conducted solely in the United States of America. The following tables present a summary of financial results as of and for the years ended December 31, 2008, 2007 and 2006.

| December 31, 2008 | Commercial | Retail | Wealth | Other | FirstMerit Consolidated |
|---|---|---|---|---|---|
| **Operations:** | | | | | |
| Net interest income | $ 156,403 | $ 190,455 | $ 16,614 | $ (7,283) | $ 356,189 |
| Provision for loan losses | 19,990 | 37,962 | 1,056 | (405) | 58,603 |
| Other income | 40,516 | 113,995 | 33,855 | 13,070 | 201,436 |
| Other expenses | 89,808 | 191,027 | 36,589 | 13,209 | 330,633 |
| Net income | 56,628 | 49,049 | 8,336 | 5,472 | 119,485 |
| **Averages :** | | | | | |
| Assets | $4,015,407 | $2,931,259 | $311,435 | $3,291,341 | $10,549,442 |
| Loans | 4,042,370 | 2,796,399 | 306,406 | 58,771 | 7,203,946 |
| Earnings assets | 4,076,392 | 2,832,885 | 306,406 | 2,514,226 | 9,729,909 |
| Deposits | 1,937,237 | 4,620,774 | 458,711 | 400,860 | 7,417,582 |
| Economic Capital | 241,663 | 192,114 | 41,937 | 460,374 | 936,088 |

| December 31, 2007 | Commercial | Retail | Wealth | Other | FirstMerit Consolidated |
|---|---|---|---|---|---|
| **Operations:** | | | | | |
| Net interest income | $ 151,490 | $ 193,231 | $ 17,917 | $ (25,092) | $ 337,546 |
| Provision for loan losses | 7,872 | 21,260 | 2,658 | (955) | 30,835 |
| Other income | 41,361 | 104,946 | 35,717 | 14,899 | 196,923 |
| Other expenses | 79,183 | 194,512 | 35,962 | 20,569 | 330,226 |
| Net income | 68,767 | 53,562 | 9,759 | (9,061) | 123,027 |
| **Averages :** | | | | | |
| Assets | $3,742,894 | $2,998,057 | $340,716 | $3,237,121 | $10,318,788 |
| Loans | 3,762,293 | 2,840,612 | 339,259 | 29,300 | 6,971,464 |
| Earnings assets | 3,801,143 | 2,891,424 | 339,324 | 2,450,868 | 9,482,759 |
| Deposits | 1,898,925 | 4,729,292 | 436,072 | 389,632 | 7,453,921 |
| Economic Capital | 243,845 | 191,899 | 47,237 | 392,545 | 875,526 |

(Dollars in thousands)

| December 31, 2006 | Commercial | Retail | Wealth | Other | FirstMerit Consolidated |
|---|---|---|---|---|---|
| **Operations:** | | | | | |
| Net interest income | $ 148,502 | $ 202,292 | $ 18,192 | $ (28,613) | $ 340,373 |
| Provision for loan losses | 50,545 | 19,265 | 2,142 | 4,160 | 76,112 |
| Other income | 37,350 | 109,383 | 33,502 | 14,913 | 195,148 |
| Other expenses | 76,246 | 196,204 | 35,915 | 19,722 | 328,087 |
| Net income | 38,389 | 62,534 | 8,864 | (14,841) | 94,946 |
| **Averages:** | | | | | |
| Assets | $3,543,088 | $3,019,254 | $337,528 | $3,230,145 | $10,130,015 |
| Loans | 3,565,105 | 2,859,247 | 335,169 | 38,817 | 6,798,338 |
| Earnings assets | 3,597,040 | 2,910,712 | 335,180 | 2,418,360 | 9,261,292 |
| Deposits | 2,022,510 | 4,702,580 | 389,937 | 269,119 | 7,384,146 |
| Economic Capital | 250,011 | 216,268 | 47,838 | 375,812 | 889,929 |

## 16. Fair Value Measurement

### Financial Instruments Measured at Fair Value

The Corporation adopted SFAS 157 on January 1, 2008. SFAS 157:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value;
- Establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;
- Nullifies the guidance in EITF 02-3, which required deferral of profit at inception of a transaction involving a derivative financial instrument in the absence of observable data supporting the valuation technique;
- Expands disclosures about instruments valued at fair value.

The fair value of financial assets and liabilities is categorized in three levels. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. These levels are:

- *Level 1* — Valuations based on quoted prices in active markets, such as the New York Stock Exchange. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.
- *Level 2* — Valuations of assets and liabilities traded in less active dealer or broker markets. Valuations include quoted prices for similar assets and liabilities traded in the same market; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.
- *Level 3* — Assets and liabilities with valuations that include methodologies and assumptions that may not be readily observable, including option pricing models, discounted cash flow models, yield curves and similar techniques. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities, but in all cases are corroborated by external data, which may include third-party pricing services.

(Dollars in thousands)

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

| December 31, 2008 | Quoted market prices in active markets Level 1 | Internal models with significant observable market parameters Level 2 | Internal models with significant unobservable market parameters Level 3 | Total |
|---|---|---|---|---|
| Available-for-sale securities | $2,793 | $2,574,933 | $31,385 | $2,609,111 |
| Residential loans held for sale | — | 10,937 | — | 10,937 |
| Derivative assets | — | 42,371 | — | 42,371 |
| Total assets at fair value on a recurring basis | $2,793 | $2,628,241 | $31,385 | $2,662,419 |
| Derivative liabilities | $ — | $ 99,882 | $ — | $ 99,882 |
| Total liabilities at fair value on a recurring basis | $ — | $ 99,882 | $ — | $ 99,882 |

*Available-for-sale securities.* Level 1 securities include money market mutual funds for which quoted prices in an active market are available. Securities classified as Level 2 include US Agency securities, MBSs, municipal securities, and certain CMO securities. The Corporation primarily uses a third party pricing service to determine the fair value of its Level 2 securities. The third party pricing service uses industry-standard models to price federal agencies and mortgage-backed securities that consider various assumptions, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Municipal and corporate securities are valued using a type of matrix, or grid, pricing in which securities are benchmarked against the treasury rate based on credit rating. The model and matrix measurements are also classified as Level 2. Level 3 securities include certain CMO securities and trust preferred securities. A third party pricing service is used to value certain CMO securities. The third party pricing service relies on unobservable inputs in a proprietary valuation model for such securities which results in a Level 3 classification. Trust preferred securities are valued based on non-binding broker quotes. The non-binding nature of the pricing results in a classification as Level 3.

*Loans held for sale.* Effective August 1, 2008, residential mortgage loans originated subsequent to this date are recorded at fair value in accordance with SFAS 159. Prior to this, these residential loans had been recorded at the lower of cost or market value. These loans are regularly traded in active markets, primarily to FHLMC and FNMA, and observable pricing information is available from these market participants. The prices are adjusted as necessary to include any embedded servicing value in the loans and to take into consideration the specific characteristics of certain loans that are priced based on the pricing of similar loans. The adjustments represent unobservable inputs to the valuation but are not considered significant to the fair value of the loans. Accordingly, residential real estate loans held for sale are classified as Level 2.

*Derivatives.* The Corporation's derivatives include interest rate swaps and commitment and forward sales contracts related to residential mortgage loan origination activity. Valuations for interest rate swaps are derived from third party models whose significant inputs are readily observable market parameters, primarily yield curves, with appropriate adjustments for liquidity and credit risk. These fair value measurements are classified as Level 2. The fair values of mortgage interest rate commitments and forward sales contracts on the associated loans are based on quoted prices for similar loans in the secondary market, consistent with the valuation of residential mortgage loans held for sale. These measurements are classified as Level 2.

(Dollars in thousands)

Derivative assets are typically secured through securities with financial counterparties or cross collateralization with a borrowing customer. Derivative liabilities are typically secured through the Corporation pledging securities to financial counterparties or, in the case of a borrowing customer, by the right of setoff. The Corporation considers factors such as the likelihood of default by itself and its counterparties, right of setoff, and remaining maturities in determining the appropriate fair value adjustments. All derivative counterparties approved by the Corporation's Asset/Liability Committee are regularly reviewed, and appropriate business action is taken to adjust the exposure to certain counterparties, as necessary. Counterparty exposure is evaluated by netting positions that are subject to master netting agreements, as well as considering the amount of marketable collateral securing the position. This approach used to estimate impacted exposures to counterparties is also used by the Corporation to estimate its own credit risk on derivative liability positions. To date, no material losses due to a counterparty's inability to pay any uncollateralized position have been incurred. There was no significant change in value of derivative assets and liabilities attributed to credit risk in 2008 or 2007.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis are summarized follows:

| Quarter ended December 31, 2008 | Fair Value September 30, 2008 | Total realized/unrealized gains/losses | Purchases, sales issuances settlements, net | Transfers | Fair Value Quarter ended December 31, 2008 | Total changes in fair values included in current period earnings |
|---|---|---|---|---|---|---|
| Available-for-sale securities | $41,305 | $(9,920) | $— | $— | $31,385 | $— |

| Twelve months ended December 31, 2008 | Fair Value January 1, 2008 | Total realized/unrealized gains/losses | Purchases, sales issuances settlements, net | Transfers | Fair Value twelve months ended December 31, 2008 | Total changes in fair values included in current period earnings |
|---|---|---|---|---|---|---|
| Available-for-sale securities | $72,336 | $(23,918) | $29,555 | $(46,588) | $31,385 | $293 |

During the quarter ended June 30, 2008, $46.6 million of MBS securities were reclassified from Level 3 to Level 2 due to a model-driven valuation with market observable inputs being utilized. $0.3 million of gains on the sale of investment securities, classified as Level 3 on January 1, 2008, were recorded in investment securities gains in the consolidated statements of income and comprehensive income. Unrealized gains and losses were recorded in other comprehensive income in the statement of income and comprehensive income.

Certain other assets and liabilities are measured at fair value on a nonrecurring basis in the course of business and are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

The following table presents the balances of assets and liabilities measured at fair value on a nonrecurring basis:

| December 31, 2008 | Quoted market prices in active markets Level 1 | Internal models with significant observable market parameters Level 2 | Internal models with significant unobservable market parameters Level 3 | Total |
|---|---|---|---|---|
| Mortgage servicing rights | $— | $— | $ 18,803 | $ 18,803 |
| Impaired and nonaccrual loans | — | — | 73,858 | 73,858 |
| Other property | — | — | 9,675 | 9,675 |
| Total assets at fair value on a nonrecurring basis | $— | — | $102,336 | $102,336 |

*Mortgage Servicing Rights:* The Corporation carries its mortgage servicing rights at lower of cost or market value, and therefore, can be subject to fair value measurements on a nonrecurring basis. Mortgage servicing rights do not trade in an active market with readily observable prices. Accordingly, the Corporation determines the fair value of its mortgage servicing rights through an independent third party consultant that employs a discounted cash flow model incorporating assumptions about loan prepayment rates, discount rates, servicing costs and other economic factors. Since the valuation model uses significant unobservable inputs, the Corporation classifies mortgage servicing rights as Level 3. See "Critical Accounting Policies" within Management's Discussion and Analysis of Financial Condition and Results of Operations in this report for further discussion of the significant assumptions used to value mortgage servicing rights.

*Impaired and nonaccrual loans:* Fair value adjustments for these items typically occur when there is evidence of impairment. Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. The Corporation measures fair value based on the value of the collateral securing the loans. Collateral may be in the form of real estate or personal property including equipment and inventory. The vast majority of the collateral is real estate. The value of the collateral is determined based on internal estimates as well as third party appraisals or non-binding broker quotes. These measurements were classified as Level 3.

*Other Property:* Other property includes foreclosed assets and properties securing residential and commercial loans. Foreclosed assets are adjusted to fair value less costs to sell upon transfer of the loans to foreclosed assets. Subsequently, foreclosed assets are carried at the lower of carry value or fair value less costs to sell. Fair value is generally based upon internal estimates and third party appraisals or non-binding broker quotes and, accordingly, considered a Level 3 classification.

Additional information regarding fair value measurement is included in the subsection captioned "Fair Value Measurement" within the section captioned "Other Information" within Management's Discussion and Analysis of Financial Condition and Results of Operation in the report.

**SFAS No. 107 Disclosures about Fair Value of Financial Instruments**

The carrying amount and fair value of the Corporation's financial instruments are shown below in accordance with the requirements of SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" ("SFAS 107").

(Dollars in thousands)

The following methods and assumptions were used to estimate the fair values of each class of financial instrument presented:

| | At December 31, | | | |
|---|---|---|---|---|
| | 2008 | | 2007 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Investment securities | $2,772,848 | $2,772,848 | $2,459,953 | $2,459,953 |
| Net loans | 7,321,856 | 6,727,654 | 6,907,681 | 6,937,720 |
| Loan held for sale | 11,141 | 11,141 | 47,341 | 47,720 |
| Cash and due from banks | 178,406 | 178,406 | 207,335 | 207,335 |
| Accrued interest receivable | 42,481 | 42,481 | 48,790 | 48,790 |
| Mortgage servicing rights | 18,778 | 18,803 | 19,354 | 22,080 |
| Derivative assets | 42,371 | 42,371 | 1,511 | 1,511 |
| Financial liabilities: | | | | |
| Deposits | $7,597,679 | $7,620,870 | $7,331,739 | $7,342,988 |
| Securities sold under agreements to repurchase | 921,390 | 921,808 | 1,256,080 | 1,255,821 |
| Wholesale borrowings | 1,344,195 | 1,350,942 | 705,121 | 720,869 |
| Accrued interest payable | 29,018 | 29,018 | 41,547 | 41,547 |
| Derivative liabilities | 99,882 | 99,882 | 17,790 | 17,790 |

*Investment Securities* — See Financial Instruments Measured at Fair Value above.

*Net loans* — The loan portfolio was segmented based on loan type and repricing characteristics. Carrying values are used to estimate fair values of variable rate loans. A discounted cash flow method was used to estimate the fair value of fixed-rate loans. Discounting was based on the contractual cash flows, and discount rates are based on the year-end yield curve plus a spread that reflects current pricing on loans with similar characteristics. If applicable, prepayment assumptions are factored into the fair value determination based on historical experience and current economic conditions.

*Loans held for sale* — The majority of loans held for sale are residential mortgage loans which are recorded at fair value. All other loans held for sale are recorded at the lower of cost or market, less costs to sell. See Financial Instruments Measured at Fair Value above.

*Cash and due from banks* — The carrying amount is considered a reasonable estimate of fair value.

*Accrued interest receivable* — The carrying amount is considered a reasonable estimate of fair value.

*Mortgage servicing rights* — See Financial Instruments Measured at Fair Value above.

*Deposits* — SFAS 107 defines the estimated fair value of deposits with no stated maturity, which includes demand deposits, money market accounts and other savings accounts, to be established at carrying value because of the customers' ability to withdraw funds immediately. A discounted cash flow method is used to estimate the fair value of fixed rate time deposits. Discounting was based on the contractual cash flows and the current rates at which similar deposits with similar remaining maturities would be issued.

*Securities sold under agreements to repurchase and wholesale borrowings* — The carrying amount of variable rate borrowings including federal funds purchased is considered to be their fair value. Quoted market prices or the discounted cash flow method was used to estimate the fair value of the Corporation's long-term debt. Discounting was based on the contractual cash flows and the current rate at which debt with similar terms could be issued.

(Dollars in thousands)

*Accrued interest payable* — The carrying amount is considered a reasonable estimate of fair value.

*Derivative assets and liabilities* — See Financial Instruments Measured at Fair Value above.

**Financial instruments recorded using SFAS 159**

Under SFAS 159, the Corporation may elect to report most financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in net income. After the initial adoption, the election is made at the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election may not be revoked once an election is made.

Additionally, the transaction provisions of SFAS 159 permit a one-time election for existing positions at the adoption date with a cumulative-effect adjustment included in beginning retained earnings and future changes in fair value reported in net income. The Company did not elect the fair value option for any existing position at January 1, 2008.

Effective August 1, 2008, the Corporation elected the fair value option under SFAS 159 for newly originated conforming fixed-rate and adjustable-rate first mortgage loans held for sale. Prior to this, these residential mortgage loans had been recorded at the lower of cost or market value. These loans are intended for sale and were hedged with derivative instruments. The Corporation elected the fair value option to mitigate accounting mismatches in cases where hedge accounting is complex and to achieve operational simplification. The fair value option was not elected for loans held for investment.

The following table reflects the differences between the fair value carrying amount of residential mortgages held for sale and the aggregate unpaid principal amount we are contractually entitled to receive at maturity. None of these loans were 90 days or more past due, nor were any on nonaccrual status.

| December 31, 2008 | Fair Value Carrying Amount | Aggregate Unpaid Principal | Fair Value Carrying Amount Less Aggregate Unpaid Principal |
|---|---|---|---|
| Loans held for sale reported at fair value | $10,937 | $10,783 | $154 |

The assets accounted for under SFAS 159 are initially measured at fair value. Gains and losses from initial measurement and subsequent changes in fair value are recognized in earnings. The changes in fair value included in current period earnings for residential loans held for sale measured at fair value are shown by income statement line item, below:

| | Three-Months Ended December 31, 2008 | Year-Ended December 31, 2008 |
|---|---|---|
| Changes in fair value included in net income: | | |
| Loan sales and servicing income | $148 | $154 |
| Other operating income | 61 | 74 |
| Total Gain (Loss) included in current period earnings | $209 | $228 |

## 17. Financial Instruments with Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees, loans sold with recourse and derivative instruments.

(Dollars in thousands)

These instruments involve, to varying degrees, elements recognized in the consolidated balance sheets. The contract or notional amount of these instruments reflects the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments.

The Corporation's process for evaluation and estimation of credit losses associated with off-balance sheet financial instruments is done at the same time and in a similar manner as the evaluation and estimation of credit losses associated with the loan portfolio.

Unless noted otherwise, the Corporation does not require collateral or other security to support financial instruments with credit risk. The following table sets forth financial instruments whose contract amounts represent credit risk.

| | At December 31, | |
|---|---|---|
| | 2008 | 2007 |
| Commitments to extend credit | $3,035,397 | $3,171,168 |
| Standby letters of credit and financial guarantees written | 160,805 | 216,291 |
| Loans sold with recourse | 38,851 | 38,906 |
| Derivative financial instruments (notional value): | | |
| Interest rate swaps | 1,568,748 | 824,567 |
| Interest rate lock commitments | 59,476 | 29,070 |
| Forward contracts sold | 55,860 | 25,105 |

*Commitments to extend credit.* Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally are extended at the then prevailing interest rates, have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon the total commitment amounts do not necessarily represent future cash requirements. The Corporation mitigates exposure to credit risk with internal controls that guide how applications for credit are reviewed and approved, how credit limits are established and, when necessary, how demands for collateral are made. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties. Management evaluates the creditworthiness of each prospective borrower on a case-by-case basis and, when appropriate, adjusts the allowance for probable credit losses inherent in all commitments. Additional information pertaining to this allowance is included in Note 4 (Allowance for Loan Losses) and under the heading "Allowance for Loan Losses and Reserve for Unfunded Lending Commitments" within *Management's Discussion and Analysis of Financial Condition and Results of Operation* of this report.

*Standby letters of credit and written financial guarantees.* Standby letters of credit and written financial guarantees are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Except for short-term guarantees of $82.0 million and $97.4 million at December 31, 2008 and 2007, respectively, the remaining guarantees extend in varying amounts through 2018. The credit risk involved in issuing letters of credit is essentially the same as involved in extending loan facilities to customers. Collateral held varies, but may include marketable securities, equipment and real estate. In recourse arrangements, the Corporation accepts 100% recourse. By accepting 100% recourse, the Corporation is assuming the entire risk of loss due to borrower default. The Corporation's exposure to credit loss, if the borrower completely failed to perform and if the collateral or other forms of credit enhancement all prove to be of no value, is

(Dollars in thousands)

represented by the notional amount less any allowance for possible loan losses. The Corporation uses the same credit policies originating loans which will be sold with recourse as it does for any other type of loan.

*Derivatives and hedging activities.* Derivative financial instruments principally include interest rate swaps which derive value from changes to underlying interest rates. Generally, these instruments help the Corporation manage exposure to market risk and meet client financing needs. Market risk represents the possibility that economic value or net interest income will be adversely affected by changes in interest rates or other economic factors. Derivative assets and liabilities are recorded at fair value on the balance sheet.

In the normal course of business, the Corporation has entered into interest rate swaps to hedge interest rate risk and modify the repricing characteristics of certain assets and liabilities. The interest rate swaps were accounted for as fair value hedges under SFAS 133 since their purpose is to "swap" fixed interest rate liabilities and assets to a variable interest rate basis. Substantially all of the interest rate swaps are associated with the Corporation's fixed-rate commercial loan swap program and the remaining interest rate swaps convert the fixed interest rate of commercial real estate construction loans to a variable interest rate basis. As a fair value hedge, the effective portion of a change in the fair value of the hedging instrument is recorded in earnings at the same time as the change in the fair value of the hedged item. The ineffective portion of a change in the fair value of such a hedging instrument is recorded in earnings, as other operating expense, with no corresponding offset.

$479.8 million of the interest rate swaps associated with the fixed-rate commercial loan swap program qualify for the "shortcut method of accounting" as prescribed in SFAS 133. The shortcut method of accounting requires that the hedge and the hedged item meet certain qualifying criteria. If the swap qualifies for the shortcut method of accounting, no ongoing assessment of hedge effectiveness is required. The remaining hedges do not meet all the criteria necessary to be considered for the shortcut method of accounting. During 2008, 2007 and 2006, the net amount recognized by the Corporation in connection with the ineffectiveness for its fair value hedges was not significant and is included in other expense on the income statement.

The Corporation has entered into forward swap agreements which, in effect, fixed the borrowing costs of certain variable rate liabilities in the future. These transactions do not qualify for the short-cut method of accounting under SFAS 133, as previously discussed. The Corporation classifies these transactions as cash flow hedges, with any hedge ineffectiveness being reported in other operating expense. It is anticipated that the hedges will prove to be effective. A correlation analysis performed at year-end verified that the hedges were effective. During 2008, 2007 and 2006, the net amount recognized by the Corporation in connection with the ineffective portion of its cash flow hedging instruments was not significant and is included in other expense on the income statement.

During 2008, the Corporation implemented an interest rate swap program for commercial loans. In effect, the program provides the customer with fixed rate loans while creating a variable rate asset for the Corporation. The notional amount of swaps under this program totaled $938.2 million as of December 31, 2008. In accordance with SFAS 133, the Corporation classifies and accounts for these interest rate swaps as nondesignated derivatives that are recorded at fair value with changes in value recorded in current earnings.

Additionally, in the normal course of business, the Corporation sells originated mortgage loans into the secondary mortgage loan markets. During the period of loan origination and prior to the sale of the loans in the secondary market, the Corporation has exposure to mortgage loans that are in the "mortgage pipeline" and the "mortgage warehouse". A pipeline loan is one on which the potential borrower has set the interest rate for the loan by entering into an interest rate lock commitment ("IRLC"). The Corporation extends IRLCs to borrowers who have applied for loan funding and met certain defined credit and underwriting standards. Once a mortgage loan is closed and funded, it is included within the mortgage warehouse of loans awaiting sale and delivery into the secondary market. The Corporation's general policy is to sell these loans within 90 days of origination.

(Dollars in thousands)

During the term of an IRLC, the Corporation has the risk that interest rates will change from the rate quoted to the borrower. The Corporation enters into forward sale commitments as economic hedges designed to protect the value of IRLCs from changes in value due to changes in interest rates. In accordance with SFAS 133, the Corporation classifies and accounts for IRLCs as nondesignated derivatives that are recorded at fair value with changes in value recorded in current earnings. The forward sale commitments used to manage the risk on the IRLCs are also classified and accounted for as nondesignated derivatives and, therefore, recorded at fair value with changes recorded in current earnings.

Effective August 1, 2008, the Corporation elected the fair value option, on a prospective basis, under SFAS 159 for newly originated conforming fixed-rate and adjustable-rate first mortgage warehouse loans. Prior to this, warehouse loans had been recorded at the lower of cost or market value. The Corporation utilized a SFAS 133 hedging program of its mortgage loans held for sale to gain protection for the changes in fair value of the mortgage loans held for sale and the forward commitments. As such, both the mortgage loans held for sale and the forward commitments were recorded at fair value with ineffective changes in value recorded in current earnings as loan sales and servicing income.

Upon adoption of SFAS 159, the Corporation elected to prospectively account for substantially all of its mortgage warehouse loans at fair value upon origination and correspondingly discontinued the application of the SFAS 133 hedging relationships for all new originations. The Corporation continues to enter into forward sale commitments to provide an economic hedge against changes in the fair value of the warehouse loans. These derivatives are classified and accounted for as nondesignated derivatives and, therefore, recorded at fair value with changes recorded in current earnings.

During 2008, the Corporation periodically entered into derivative contracts by purchasing To Be Announced Mortgage Backed Securities ("TBA Securities") to help mitigate the interest-rate risk associated with its MSRs. The gains and losses on these securities were recorded in other income in the consolidated statements of income and comprehensive income. The Corporation did not hold any TBA Securities contracts as of December 31, 2008.

## 18. Contingencies

The nature of the Corporation's business results in a certain amount of litigation. Accordingly, FirstMerit Corporation and its subsidiaries are subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. Management, after consultation with legal counsel, is of the opinion that the ultimate liability of such pending matters would not have a material effect on the Corporation's financial condition or results of operations.

At December 31, 2008, the Corporation was obligated for rental commitments under noncancelable operating leases on branch offices and equipment as follows:

| At December 31, | Lease Commitments |
|---|---|
| 2009 | $ 5,791 |
| 2010 | 5,346 |
| 2011 | 4,535 |
| 2012 | 4,022 |
| 2013 | 3,522 |
| 2014-2028 | 13,920 |
| | $37,136 |

(Dollars in thousands)

## 19. Earnings Per Share

The reconciliation of the numerator and denominator used in the basic earnings per share calculation to the numerator and denominator used in the diluted earnings per share calculation is presented as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Basic EPS:** | | | |
| Net income | $ 119,485 | $ 123,027 | $ 94,946 |
| Net income available to common shareholders | $ 119,485 | $ 123,027 | $ 94,946 |
| Average common shares outstanding | 80,838,520 | 80,372,002 | 80,127,707 |
| Basic net income per share | $ 1.48 | $ 1.53 | $ 1.18 |
| **Diluted EPS:** | | | |
| Income available to common shareholders | $ 119,485 | $ 123,027 | $ 94,946 |
| Add: interest expense on convertible bonds, net of tax | 5 | 16 | 18 |
| Income used in diluted earnings per share calculation | $ 119,490 | $ 123,043 | $ 94,964 |
| Average common shares outstanding | 80,838,520 | 80,372,002 | 80,127,707 |
| Add: common stock equivalents: | | | |
| Stock option plans | 23,548 | 94,622 | 175,637 |
| Convertible debentures/preferred securities | 14,228 | 43,520 | 48,409 |
| Average common and common stock equivalent shares outstanding | 80,876,296 | 80,510,144 | 80,351,753 |
| Diluted net income per share | $ 1.48 | $ 1.53 | $ 1.18 |

For the years ended December 31, 2008, 2007 and 2006, options to purchase 6.4 million shares, 6.3 million shares and 6.5 million shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were antidilutive.

## 20. Regulatory Matters

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to quantitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2008, the Corporation meets all capital adequacy requirements to which it is subject. The capital terms used in this note to the consolidated financial

(Dollars in thousands)

statements are defined in the regulations as well as in the "Capital Resources" section of Management's Discussion and Analysis of financial condition and results of operations.

As of year-end 2008, the most recent notification from the OCC categorized FirstMerit Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized FirstMerit Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. In management's opinion, there are no conditions or events since the OCC's notification that have changed First Merit Bank's categorization as "well capitalized."

**Consolidated**

| | Actual | | | Adequately Capitalized: | | | Well Capitalized: | | |
|---|---|---|---|---|---|---|---|---|---|
| As of December 31, 2008 | Amount | Ratio | | Amount | Ratio | | Amount | | Ratio |
| Total Capital (to Risk Weighted Assets) | $1,007,679 | 11.80% | > | $683,403 | 8.00% | > | $854,254 | > | 10.00% |
| Tier I Capital (to Risk Weighted Assets) | $ 870,870 | 10.19% | > | $341,702 | 4.00% | > | $512,553 | > | 6.00% |
| Tier I Capital (to Average Assets) | $ 870,870 | 8.19% | > | $425,481 | 4.00% | > | $531,851 | > | 5.00% |

**Bank Only**

| | Actual | | | Adequately Capitalized: | | | Well Capitalized: | | |
|---|---|---|---|---|---|---|---|---|---|
| As of December 31, 2008 | Amount | Ratio | | Amount | Ratio | | Amount | | Ratio |
| Total Capital (to Risk Weighted Assets) | $895,703 | 10.51% | > | $681,973 | 8.00% | > | $852,466 | > | 10.00% |
| Tier I Capital (to Risk Weighted Assets) | $762,634 | 8.95% | > | $340,986 | 4.00% | > | $511,480 | > | 6.00% |
| Tier I Capital (to Average Assets) | $762,634 | 7.18% | > | $424,764 | 4.00% | > | $530,955 | > | 5.00% |

## 21. Subsequent Events (unaudited)

On January 9, 2009, the Corporation completed the sale to the Treasury of $125.0 million of newly issued FirstMerit non-voting preferred shares as part of the Treasury's Troubled Assets Relief Program Capital Purchase Program. FirstMerit issued and sold to the Treasury for an aggregate purchase price of $125.0 million in cash (1) 125,000 shares of FirstMerit's Fixed Rate Cumulative Perpetual Preferred Shares, Series A, each without par value and having a liquidation preference of $1,000 per share, and (2) a warrant to purchase 952,260 FirstMerit common shares, each without par value, at an exercise price of $19.69 per share. All of the proceeds from this sale will qualify as Tier I capital for regulatory purposes.

In January 2009, FirstMerit announced to employees that the Corporation subsidy for retiree medical for current eligible active employees will be discontinued effective March 1, 2009. Eligible employees who retire on or prior to March 1, 2009, will be offered subsidized retiree medical coverage until age 65. Employees who retire after March 1, 2009 will not receive a Corporation subsidy toward retiree medical coverage. The elimination of Corporation subsidized retiree medical coverage results in an accounting curtailment gain under SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The curtailment gain is estimated to be $9.5 million.

(Dollars in thousands)

On February 17, 2009 President Obama signed into law The American Recovery and Reinvestment Act of 2009 ("ARRA"), more commonly known as the economic stimulus or economic recovery package. ARRA includes a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs. In addition, ARRA imposes certain new executive compensation and corporate expenditure limits on all current and future TARP recipients, including FirstMerit, until the institution has repaid the Treasury, which is now permitted under ARRA without penalty and without the need to raise new capital, subject to the Treasury's consultation with the recipient's appropriate regulatory agency. Additional information is included in Item 1 Regulatory Agencies, Item 1A Risk Factors, Capital Resources and Risk Management within Management's Discussion and Analysis of Financial Condition and Results of Operations of this report.

## 22. Quarterly Financial Data (Unaudited)

Quarterly financial and per share data for the years ended 2008 and 2007 are summarized as follows:

| | | Quarters | | | |
|---|---|---|---|---|---|
| | | First | Second | Third | Fourth |
| Total interest income | 2008 | $145,524 | $135,771 | $137,150 | $135,381 |
| | 2007 | $156,935 | $159,459 | $162,631 | $157,969 |
| Total interest expense | 2008 | $ 61,225 | $ 48,240 | $ 46,029 | $ 42,143 |
| | 2007 | $ 74,929 | $ 75,234 | $ 77,477 | $ 71,808 |
| Net interest income | 2008 | $ 84,299 | $ 87,531 | $ 91,121 | $ 93,238 |
| | 2007 | $ 82,006 | $ 84,225 | $ 85,154 | $ 86,161 |
| Provision for loan losses | 2008 | $ 11,521 | $ 14,565 | $ 15,531 | $ 16,986 |
| | 2007 | $ 4,210 | $ 9,967 | $ 7,324 | $ 9,334 |
| Net income | 2008 | $ 31,443 | $ 29,153 | $ 29,753 | $ 29,136 |
| | 2007 | $ 31,421 | $ 29,885 | $ 30,262 | $ 31,459 |
| Net income per basic share | 2008 | $ 0.39 | $ 0.36 | $ 0.37 | $ 0.36 |
| | 2007 | $ 0.39 | $ 0.37 | $ 0.38 | $ 0.39 |
| Net income per diluted share | 2008 | $ 0.39 | $ 0.36 | $ 0.37 | $ 0.36 |
| | 2007 | $ 0.39 | $ 0.37 | $ 0.38 | $ 0.39 |

## MANAGEMENT'S REPORT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

FirstMerit Corporation is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements and related notes included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with accounting principles generally accepted in the United States necessarily include some amounts that are based on Management's best estimates and judgments. The Management of FirstMerit Corporation is responsible for establishing and maintaining adequate internal controls over financial reporting that are designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States of America. FirstMerit Corporation's system of internal control over financial reporting contains self-monitoring mechanisms, and compliance is tested and evaluated through internal audits. Our internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Audit Committee of the Board of Directors. Actions are taken to correct potential deficiencies as they are identified. The Audit Committee, consisting entirely of directors who are independent under the listing standards of the Nasdaq Stock Market, meets with management, the internal auditors and the independent registered public accounting firm, reviews audit plans and results, and reviews management's actions in discharging its responsibilities for accounting, financial reporting and internal controls.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed FirstMerit Corporation's system of internal control over financial reporting as of December 31, 2008, in relation to criteria for effective internal control over financial reporting as described in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, Management concludes that, as of December 31, 2008, its system of internal control over financial reporting met those criteria and was effective.

The effectiveness of FirstMerit Corporation's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, an independent registered public account firm, as stated in their report which appears herein.

PAUL G. GREIG
Chairman and Chief
Executive Officer

TERRENCE E. BICHSEL
Executive Vice President and
Chief Financial Officer

**Report of Independent Registered Public Accounting Firm**

Shareholders and Board of Directors
FirstMerit Corporation

We have audited the consolidated balance sheets of FirstMerit Corporation ("FirstMerit") as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of FirstMerit's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of FirstMerit as of December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), FirstMerit's internal control over financial reporting as of December 31, 2008, based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Akron, Ohio
February 17, 2009

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors and Shareholders of
FirstMerit Corporation

In our opinion, the consolidated statements of income and comprehensive income, of changes in shareholder's equity and of cash present fairly, in all material respects the results of operations and cash flows of FirstMerit Corporation and its subsidiaries for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Columbus, Ohio
February 28, 2007, except for Note 15 as to which the date is February 19, 2008

**Report of Independent Registered Public Accounting Firm
on Internal Control over Financial Reporting**

Shareholders and Board of Directors
FirstMerit Corporation

We have audited FirstMerit Corporation's ("FirstMerit") internal control over financial reporting as of December 31, 2008, based on criteria established in "Internal Control — Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). FirstMerit's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, FirstMerit maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of FirstMerit as of December 31, 2008 and 2007 and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2008 and our report dated February 17, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Akron, Ohio
February 17, 2009

## ITEM 9. CHANGES IN AND DISAGREEEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

FirstMerit Corporation's Management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. As of December 31, 2008, an evaluation was performed under the supervision and with the participation of Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures. Based on that evaluation, management concluded that disclosure controls and procedures as of December 31, 2008 were effective in ensuring material information required to be disclosed in this Annual Report on Form 10-K was recorded, processed, summarized, and reported on a timely basis. Additionally, there were no changes in the Corporation's internal control over financial reporting.

Management's responsibilities related to establishing and maintaining effective disclosure controls and procedures include maintaining effective internal controls over financial reporting that are designed to produce reliable financial statements in accordance with accounting principles generally accepted in the United States of America. As disclosed in the Report on Management's Assessment of Internal Control Over Financial Reporting on page 102 of this Annual Report, Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2008, in relation to criteria for effective internal control over financial reporting as described in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Management believes that, as of December 31, 2008, its system of internal control over financial reporting met those criteria and is effective.

There have been no significant changes in the Corporation's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2008.

## ITEM 9B. OTHER INFORMATION

On December 1, 2008, FirstMerit entered into a First Amendment to the Credit Agreement (the "First Amendment") by and between FirstMerit Corporation and SunTrust Bank ("SunTrust"), which was originally executed on July 20, 2007 (the "2007 Credit Agreement"). A copy of the 2007 Credit Agreement and the First Amendment are attached as Exhibits 10.39 and 10.40, respectively, to this Annual Report and the following brief description is qualified in its entirety by reference to the text of such agreements. Subject to the terms and conditions of the First Amendment and the 2007 Credit Agreement, FirstMerit will be able to make draws from SunTrust in an aggregate amount not to exceed $15,000,000. FirstMerit expects that such draws, if any, will be used for general corporate and working capital purposes.

Additionally, on December 30, 2008, FirstMerit entered into a Line of Credit Letter Agreement (the "2008 Credit Agreement") and a Committed Line of Credit Note (the "Note") with PNC Bank, National Association. ("PNC"). A copy of the 2008 Credit Agreement and the Note are attached as Exhibits 10.41 and 10.42, respectively, to this Annual Report and the following brief description is qualified in its entirety by reference to the text of such agreements. Subject to the terms and conditions set forth in the Credit Agreement and Note, FirstMerit will be able to make draws from PNC in an aggregate amount not to exceed $15,000,000. FirstMerit expects that such draws, if any, will be used for general corporate and working capital purposes.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

For information about the Directors of FirstMerit, see "Proposal 1 — Elections of Directors" on pages 10 through 12 of FirstMerit's Proxy Statement dated March 11, 2009 (the "Proxy Statement"), which is incorporated herein by reference.

FirstMerit has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that covers all employees, including its principal executive, financial and accounting officers, and is posted on FirstMerit's website www.firstmerit.com. In the event of any amendment to, or a waiver from, a provision of the Code of Ethics that applies to its principal executive, financial or accounting officers, FirstMerit intends to disclose such amendment or waiver on its website.

The Board of Directors has determined that it has three "audit committee financial experts" serving on its Audit Committee. Information regarding the Audit Committee and the Audit Committee's financial experts is incorporated by reference to the information that appears in the Proxy Statement on pages 3-4 under the caption "Committees of the Board of Directors."

Information about the Executive Officers of FirstMerit appears in Part I of this Report under the caption "Executive Officers of the Registrant."

Disclosure by FirstMerit with respect to compliance with Section 16(a) of the Exchange Act appears on page 8 of the Proxy Statement, and is incorporated herein by reference.

### ITEM 11. EXECUTIVE COMPENSATION

See "Compensation Discussion and Analysis," "The Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," and "Executive Compensation and Other Information" on pages 12 — 40 of the Proxy Statement, which are incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See "Beneficial Ownership of Management and Certain Beneficial Owners" at pages 10 — 11 of the Proxy Statement, which are incorporated herein by reference.

## Equity Compensation Plan Information

| Plan category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities available for grant for Options, Warrants and Rights (c) |
|---|---|---|---|
| Equity Compensation Plans Approved by Security Holders S1993 | 7,326 | 24.14 | — |
| 1997 | 1,168,751 | 27.21 | — |
| 1997D | 57,600 | 29.79 | — |
| S1997 | 14,642 | 24.71 | — |
| S1997N | 1,337 | 24.84 | — |
| 1999 | 2,679,631 | 25.85 | 186,552 |
| 2002 | 2,300,835 | 24.97 | 219,417 |
| 2002D | 89,000 | 23.61 | 136,000 |
| 2006 | 414,045 | 23.97 | 1,857,057 |
| 2006D | 69,000 | 22.04 | — |
| Total | 6,802,167 | | 2,399,026 |

**Equity Compensation Plans Not Approved by Security Holders**

None.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See "The Board of Directors — Independence" and "Certain Relationships and Related Transactions" at pages 2-3 of the Proxy Statement, which are incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

See "Independent Registered Public Accounting Firm Fees" and "Pre-Approval of Fees" at pages 42 of the Proxy Statement, which is incorporated herein by reference.

## PART IV

### ITEM 15. EXHIBITS AND FINANCIAL STATEMENTS SCHEDULES

(a)(1) The following Financial Statements appear in Part II of this Report:

Consolidated Balance Sheets as of December 31, 2008 and 2007;

Consolidated Statements of Income for Years ended December 31, 2008, 2007 and 2006;

Consolidated Statements of Changes in Shareholders' Equity for Years ended December 31, 2008, 2007 and 2006;

Consolidated Statements of Cash Flows for Years ended December 31, 2008, 2007 and 2006;

Notes to Consolidated Financial Statements for Years ended December 31, 2008, 2007 and 2006;

Report of Management on Internal Control Over Financial Reporting; and

Reports of Independent Registered Public Accounting Firms.

(a)(2) Financial Statement Schedules

All schedules are omitted as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes which appear in Part II of this Report.

(a)(3) See the Exhibit Index which follows the signature page.

(b) See the Exhibit Index which follows the signature page.

(c) See subparagraph (a)(2) above.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on the 18th day of February, 2009.

FIRSTMERIT CORPORATION

By: /s/ Paul G. Greig

Paul G. Greig, Chairman and Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Paul G. Greig

Paul G. Greig
Chairman, Chief Executive Officer and Director
(principal executive officer)

/s/ Terrence E. Bichsel

Terrence E. Bichsel
Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ Steven H. Baer*

Steven H. Baer
Director

/s/ R. Cary Blair*

R. Cary Blair
Director

/s/ Karen S. Belden*

Karen S. Belden
Director

/s/ Robert W. Briggs*

Robert W. Briggs
Director

/s/ John C. Blickle*

John C. Blickle
Director

/s/ Gina D. France*

Gina D. France
Director

/s/ Richard Colella*

Richard Colella
Director

/s/ J. Michael Hochschwender*

J. Michael Hochschwender
Director

/s/ Terry L. Haines*

Terry L. Haines
Director

/s/ Philip A. Lloyd, II*

Philip A. Lloyd, II
Director

/s/ Clifford J. Isroff*

Clifford J. Isroff
Director

/s/ Richard N. Seaman

Richard N. Seaman
Director

*The undersigned, by signing his name hereto, does hereby sign and execute this Annual Report on Form 10-K on behalf of each of the indicated directors of FirstMerit Corporation pursuant to a Power of Attorney executed by each such director and filed with this Annual Report on Form 10-K.

/s/ J. BRET TREIER

J. Bret Treier, Attorney-in-Fact

Dated: February 18, 2009

## Exhibit Index

| Exhibit Number | Description |
|---|---|
| 3.1 | Second Amended and Restated Articles of Incorporation of FirstMerit Corporation, as amended (filed herewith). |
| 3.2 | Second Amended and Restated Code of Regulations of FirstMerit Corporation, as amended (filed herewith). |
| 4.1 | Indenture dated as of February 13, 1998 between Firstar Bank Milwaukee, National Association, as trustee and Signal Corp. (incorporated by reference from Exhibit 4.1 to the Form S-4 No. 333-52581-01 filed by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998). |
| 4.2 | Amended and Restated Declaration of Trust of FirstMerit Capital Trust I, fka Signal Capital Trust I, dated as of February 13, 1998 (incorporated by reference from Exhibit 4.5 to the Form S-4 No. 333-52581-01 filed by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998). |
| 4.3 | Form of Capital Security Certificate (incorporated by reference from Exhibit 4.6 to the Form S-4 No. 333-52581-01, filed by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998). |
| 4.4 | Series B Capital Securities Guarantee Agreement (incorporated by reference from Exhibit 4.7 to the Form S-4 No. 333-52581-01 filed by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998). |
| 4.5 | Form of 8.67% Junior Subordinated Deferrable Interest Debenture, Series B (incorporated by reference from Exhibit 4.7 to the Form S-4 No. 333-52581-01 filed by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998). |
| 4.6 | Supplemental Indenture, dated as of February 12, 1999, between FirstMerit Corporation and Firstar Bank Milwaukee, National Association, as Trustee relating to the obligations of the FirstMerit Capital Trust I, fka Signal Capital Trust I (incorporated by reference from Exhibit 4.3 to the Annual Report on Form 10-K filed by the Registrant on March 22, 1999). |
| 4.7 | Letter Agreement, dated January 9, 2009, including the Securities Purchase Agreement — Standard Terms attached thereto as Exhibit A, between FirstMerit Corporation and the United States Department of the Treasury (incorporated by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by the Registrant on January 12, 2009) [Note: Annex A to the Securities Purchase Agreement is not included herewith; filed as Exhibit 3.2 to FirstMerit's Corporation's Current Report on Form 8-K filed on January 12, 2009]. |
| 4.8 | Form of Warrant to purchase 952,260 Common Shares of FirstMerit Corporation, issued to the United States Department of the Treasury on January 9, 2009 (incorporated by reference from Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on January 12, 2009). |
| 10.1 | Credit Agreement by and between FirstMerit Corporation and Citibank, N.A. (incorporated by reference from Exhibit 99.1 to the Current Report on Form 8-K filed by the Registrant on December 7, 2006). |
| 10.2* | Amended and Restated 1997 Stock Plan (incorporated by reference from Exhibit 10.4 to the Annual Report on Form 10-K filed by the Registrant on March 9, 2001). |
| 10.3* | First Amendment to the Amended and Restated 1997 Stock Plan (filed herewith). |
| 10.4* | Amended and Restated 1999 Stock Plan (incorporated by reference from Exhibit 10.5 to the Annual Report on Form 10-K/A filed by the Registrant on April 30, 2001). |
| 10.5* | First Amendment to the Amended and Restated 1999 Stock Plan (filed herewith). |
| 10.6* | Amended and Restated 2002 Stock Plan (incorporated by reference from Exhibit 10.6 to the Annual Report on Form 10-K/A filed by the Registrant on April 30, 2006). |
| 10.7* | First Amendment to the Amended and Restated 2002 Stock Plan (filed herewith). |
| 10.8* | Amended and Restated 2006 Equity Plan (incorporated by reference from Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Registrant on May 2, 2008). |
| 10.9* | First Amendment to the Amended and Restated 2006 Equity Plan (filed herewith). |
| 10.10* | Amended and Restated Executive Deferred Compensation Plan (filed herewith). |
| 10.11* | Amended and Restated Director Deferred Compensation Plan (filed herewith). |
| 10.12* | Amended and Restated Supplemental Executive Retirement Plan (filed herewith). |
| 10.13* | Form of Amended and Restated Membership Agreement with respect to the Supplemental Executive Retirement Plan (incorporated by reference from Exhibit 10.39 to the Annual Report on Form 10-K filed by the Registrant on March 22, 1999). |
| 10.14* | 2008 Supplemental Executive Retirement Plan (filed herewith). |

| Exhibit Number | Description |
|---|---|
| 10.15* | Amendment to the Supplemental Executive Retirement Plan (filed herewith). |
| 10.16* | Amended and Restated Unfunded Supplemental Benefit Plan (filed herewith). |
| 10.17* | Amended and Restated Executive Cash Incentive Plan (filed herewith). |
| 10.18* | 2008 Excess Benefit Plan (filed herewith). |
| 10.19* | First Amendment to the 2008 Excess Benefit Plan (filed herewith). |
| 10.20* | Executive Insurance Program Summary (incorporated by reference from Exhibit 10.20 to the Annual Report on Form 10-K/A filed by the Registrant on April 30, 2002). |
| 10.21* | Long-Term Disability Benefit Summary (filed herewith). |
| 10.22* | Director Compensation Summary (filed herewith). |
| 10.23* | Form of Amended and Restated Change in Control Termination Agreement (Tier I) (filed herewith). |
| 10.24* | Form of Amended and Restated Change in Control Termination Agreement (Tier I/2008 SERP) (filed herewith). |
| 10.25* | Form of Displacement Agreement (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on November 5, 2004). |
| 10.26* | Form of Director and Officer Indemnification Agreement and Undertaking (incorporated by reference from Exhibit 10.35 to the Annual Report on Form 10-K/A filed by the Registrant on April 30, 2002). |
| 10.27* | Amended and Restated Employment Agreement by and between FirstMerit Corporation and Paul G. Greig (filed herewith). |
| 10.28* | Amended and Restated Change In Control Termination Agreement (Greig) (filed herewith). |
| 10.29* | Amended and Restated Displacement Agreement (Greig) (filed herewith). |
| 10.30* | Restricted Stock Award Agreement of Paul G. Greig, dated May 15, 2006 (incorporated by reference from Exhibit 10.37 to the Annual Report on Form 10-K filed by the Registrant on February 28, 2007) |
| 10.31* | Form of Director Initial Restricted Stock Award (incorporated by reference from Exhibit 10.2 to the Quarterly Report on Form 10-Q filed by the Registrant on May 2, 2008). |
| 10.32* | Form of Director Annual Restricted Stock Award (incorporated by reference from Exhibit 10.3 to the Quarterly Report on Form 10-Q filed by the Registrant on May 2, 2008). |
| 10.33* | Form of Employee Restricted Stock Award (Change in Control) (incorporated by reference from Exhibit 10.4 to the Quarterly Report on Form 10-Q filed by the Registrant on May 2, 2008). |
| 10.34* | Form of Employee Restricted Stock Award (no Change in Control) (incorporated by reference from Exhibit 10.5 to the Quarterly Report on Form 10-Q filed by the Registrant on May 2, 2008). |
| 10.35* | Form of Director Nonqualified Stock Option Agreement (incorporated by reference from Exhibit 10.6 to the Quarterly Report on Form 10-Q filed by the Registrant on May 2, 2008). |
| 10.36* | Form of Employee Nonqualified Stock Option Agreement (Change in Control) (incorporated by reference from Exhibit 10.7 to the Quarterly Report on Form 10-Q filed by the Registrant on May 2, 2008). |
| 10.37* | Form of Employee Nonqualified Stock Option Agreement (no Change in Control) (incorporated by reference from Exhibit 10.8 to the Quarterly Report on Form 10-Q filed by the Registrant on May 2, 2008). |
| 10.38* | Form of Letter Agreement, dated January 9, 2009, between FirstMerit Corporation and its Senior Executive Officers (incorporated by reference from Exhibit 10.2 to the Current Report on Form 8-K filed by the Registrant on January 12, 2009) [Note: Appendix A is not included herewith; filed as part of Exhibit 3.2 to FirstMerit's Corporation's Current Report on Form 8-K filed on January 12, 2009]. |
| 10.39 | Credit Agreement by and between FirstMerit Corporation and SunTrust Bank (filed herewith). |
| 10.40 | First Amendment to the Credit Agreement by and between FirstMerit Corporation and SunTrust Bank (filed herewith). |
| 10.41 | Line of Credit Letter Agreement by and between FirstMerit Corporation and PNC Bank, N.A. (filed herewith). |
| 10.42 | Committed Line of Credit Note by and between FirstMerit Corporation and PNC Bank, N.A. (filed herewith). |
| 21 | Subsidiaries of FirstMerit Corporation (filed herewith). |
| 23.1 | Consent of Ernst & Young LLP (filed herewith). |
| 23.2 | Consent of PricewaterhouseCoopers LLP (filed herewith). |

| Exhibit Number | Description |
|---|---|
| 24 | Power of Attorney (filed herewith). |
| 31.1 | Rule 13a-14(a)/Section 302 Certification of Paul G. Greig, Chairman, President and Chief Executive Officer of FirstMerit Corporation (filed herewith). |
| 31.2 | Rule 13a-14(a)/Section 302 Certification of Terrence E. Bichsel, Executive Vice President and Chief Financial Officer of FirstMerit Corporation (filed herewith). |
| 32.1 | Rule 13a-14(b)/Section 906 Certification of Paul G. Greig, Chairman, President and Chief Executive Officer of FirstMerit Corporation. |
| 32.2 | Rule 13a-14(b)/Section 906 Certification of Terrence E. Bichsel, Executive Vice President and Chief Financial Officer of FirstMerit Corporation. |

* Indicates management contract or compensatory plan or arrangement

[THIS PAGE INTENTIONALLY LEFT BLANK]

## Corporate Executive Group

**PAUL G. GREIG**
Chairman, President and CEO

**TERRENCE E. BICHSEL**
Executive Vice President
Chief Financial Officer

**N. JAMES BROCKLEHURST**
Senior Vice President

**NICHOLAS V. BROWNING**
Executive Vice President

**KENNETH A. DORSETT**
Executive Vice President

**MARK N. DUHAMEL**
Executive Vice President
Treasurer

**P. GENE GOTTFRIED**
Executive Vice President

**MARK J. GRESCOVICH**
Executive Vice President

**DAVID J. JANUS**
Executive Vice President

**BRUCE M. KEPHART**
Executive Vice President

**DONALD H. KINCADE**
Senior Vice President

**WILLIAM G. LAMB**
Executive Vice President

**CHRISTOPHER J. MAURER**
Executive Vice President

**DANIEL K. MCGILL**
Executive Vice President

**RONALD H. PAYDO**
Executive Vice President

**WILLIAM P. RICHGELS**
Executive Vice President

**JULIE ANNE ROBBINS**
Executive Vice President

**LARRY A. SHOFF**
Executive Vice President

**JUDITH A. STEINER**
Executive Vice President
Corporate Secretary

**BRIAN C. WILLIAMS**
Senior Vice President

**SUE E. ZAZON**
Senior Vice President

## Board of Directors

**MR. STEVEN H. BAER**
Mr. Baer, 59, is Managing Member, Rally Capital Services, LLC. He was elected to the FirstMerit Board of Directors in 2007.
Audit Committee

**MS. KAREN S. BELDEN**
Ms. Belden, 66, is currently a real estate agent for Prudential DeHoff Realtors. She was elected to the FirstMerit Board of Directors in 1996.
Audit Committee,
Risk Management Committee

**MR. R. CARY BLAIR**
Mr. Blair, 69, is the former Chairman and Chief Executive Officer for Westfield Companies. He was elected to the FirstMerit Board of Directors in 1996.
Executive Committee,
Chairman, Compensation Committee

**MR. JOHN C. BLICKLE**
Mr. Blickle, 58, is the President of Rubber City Arches, LLC, dba McDonald's Restaurants. He was elected to the FirstMerit Board of Directors in 1989.
Chairman, Audit Committee,
Corporate Governance & Nominating Committee, Executive Committee,
Risk Management Committee

**MR. ROBERT W. BRIGGS**
Mr. Briggs, 67, is the President of GAR Foundation; Chairman Emeritus of the Board of the law firm of Buckingham, Doolittle & Burroughs, LLP. He was elected to the FirstMerit Board of Directors in 1996.
Executive Committee, Risk Management Committee

**MR. RICHARD COLELLA**
Mr. Colella, 73, is an attorney for Colella & Weir, PLL. He was elected to the FirstMerit Board of Directors in 1998.
Risk Management Committee

**MS. GINA D. FRANCE**
Ms. France, 50, is the President of France Strategic Partners, LLC. She was elected to the FirstMerit Board of Directors in 2004.
Audit Committee, Corporate Governance & Nominating Committee

**MR. PAUL G. GREIG**
Mr. Greig, 53, is the Chairman, President and Chief Executive Officer of FirstMerit Corporation. He was elected to the FirstMerit Board of Directors in 2006.
Executive Committee

**MR. TERRY L. HAINES**
Mr. Haines, 62, is the former President and Chief Executive Officer of A. Schulman, Inc. He was elected to the FirstMerit Board of Directors in 1991.
Compensation Committee

**MR. J. MICHAEL HOCHSCHWENDER**
Mr. Hochschwender, 48, is the President and Chief Executive Officer of The Smithers Group. He was elected to the FirstMerit Board of Directors in 2005.
Compensation Committee, Audit Committee

**MR. CLIFFORD J. ISROFF**
Mr. Isroff, 72, is the former Chairman of I CORP. He was elected to the FirstMerit Board of Directors in 1981.
Chairman, Corporate Governance & Nominating Committee,
Chairman, Executive Committee,
Compensation Committee,
Risk Management Committee

**MR. PHILIP A. LLOYD, II**
Mr. Lloyd, 62, is an attorney for Vorys, Sater. Seymour and Pease, LLP. He was elected to the FirstMerit Board of Directors in 1988.
Executive Committee
Chairman, Risk Management Committee

**MR. RICHARD N. SEAMAN**
Mr. Seaman, 63, is the President and Chief Executive Officer of Seaman Corporation. He was elected to the FirstMerit Board of Directors in 1998.
Compensation Committee

**STOCK LISTING**
NASDAQ Global Select Market
Symbol – FMER

**STOCK TRANSFER AGENT**
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
1-800-937-5449
www.amstock.com

**CORPORATE ADDRESS**
FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308-1103
330-996-6300
www.firstmerit.com

**ANNUAL MEETING**
The Annual Meeting of FirstMerit Corporation will be held at 10 a.m. on Wednesday, April 15, 2009, at the J.S. Knight Center
77 E. Mill Street
Akron, Ohio 44308

**FORM 10-K**
The annual report on form 10-K, as required to be filed with the Securities and Exchange Commission, is available without charge either by visiting www.firstmerit.com/investors or upon written request to:

Thomas P. O'Malley
FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308-1103

**FINANCIAL UPDATES/ INFORMATION**
To access timely information and complete financial information visit www.firstmerit.com.

**DIVIDEND REINVESTMENT**
A plan is available to shareholders whereby they may acquire additional shares free of commission and fees. For information, please contact:
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
1-800-937-5449
www.amstock.com

END

FIRSTMERIT®

FIRSTMERIT CORPORATION

III CASCADE PLAZA
AKRON, OHIO 44308-1103
330-996-6300

www.firstmerit.com